3-5-02



02012170

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

RECEIVED
MAR 0 8 2002

Information furnished as at 5 March 2002

This Report is a Report on Form 6-K filed by Reed International P.L.C.

REED INTERNATIONAL P.L.C.
(Registrant)

25 Victoria Street
LONDON SW1H 0EX
ENGLAND
(Address of principal executive office)

PROCESSED
MAR 19 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓   Form 40-F ....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ....   No ✓

Schedule of Information contained in this Report

Documents noted below, which were mailed to ordinary shareholders of the Registrant on 5 March 2002.

1. Annual Reports and Financial Statements 2001, covering the 12 months ended 31 December 2001;
2. Annual Review and Summary Financial Statements, also covering the 12 months ended 31 December 2001; and
3. Notice of Annual General Meeting in respect of the Reed International P.L.C. Annual General Meeting to be held on 9 April 2002 in London.

RefRI:SEC/43

S:\2002\Stock Exchange\6K Reports\RI 6K Report\5 March re Year End docs March 2002.doc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reed International P.L.C.
Registrant

By: L DIXON

Title: Deputy Secretary

Date: 5 March 2002

REED INTERNATIONAL

020 7227 5652

020 7227 5659

5 March 2002

<u>BY HAND</u>

The London Stock Exchange
Company Announcements Office
Courier Desk
Old Broad Street
LONDON EC2N 1HP

ISSUED ON BEHALF OF REED INTERNATIONAL P.L.C.

Dear Sirs

<u>Annual Report & Accounts</u>
<u>AVS Security Number: 345361</u>

In accordance with the Company's continuing obligations, we enclose six copies of the following documents, which were mailed to shareholders on 5 March:

- Annual Reports and Financial Statements 2001, covering the 12 months ended 31 December 2001;

- Annual Review and Summary Financial Statements, also covering the 12 months ended 31 December 2001; and

- Notice of Reed International P.L.C. Annual General Meeting, to be held on Tuesday 9 April 2002.

Yours faithfully

L DIXON
Deputy Secretary

S:\2002\Stock Exchange\Year End letters to LSE 5 March 2002.doc

Reed International P.L.C. 25 Victoria Street London SW1H 0EX
Telephone +44 (0)20 7222 8420 Facsimile +44(0)20 7227 5799
Website: www.reedelsevier.com

Registered Office as above Registered in England Number 77536

Reed Elsevier

(£)   (%)   ($)   (€)

Indispensable global information

| SCIENCE & MEDICAL | LEGAL | EDUCATION | BUSINESS |

CONTENTS

This document contains detailed Annual Report and Accounts information in respect
of the Reed Elsevier combined businesses and the two parent companies, Reed
International P.L.C. and Elsevier NV. This, together with the separate summary
document Reed Elsevier Annual Review and Summary Financial Statements 2001,
forms the Annual Reports and Financial Statements of Reed International P.L.C. and
Elsevier NV for the year ended 31 December 2001 and the two documents should be
read together.



Results for the year ended 31 December
REED ELSEVIER COMBINED

TURNOVER

**ADJUSTED
PRE-TAX PROFIT**

**ADJUSTED
OPERATING PROFIT**

**ADJUSTED OPERATING
CASH FLOW**

£ sterling

TURNOVER — £2,987m, £3,163m, £3,390m, £3,768m, £4,560m (97, 98, 99, 00, 01)

ADJUSTED PRE-TAX PROFIT — £823m, £773m, £710m, £690m, £848m (97, 98, 99, 00, 01)

ADJUSTED OPERATING PROFIT — £812m, £813m, £792m, £793m, £990m (97, 98, 99, 00, 01)

ADJUSTED OPERATING CASH FLOW — £793m, £808m, £780m, £775m, £1,006m (97, 98, 99, 00, 01)

€ euro

TURNOVER — €4,324m, €4,708m, €5,153m, €6,180m, €7,342m (97, 98, 99, 00, 01)

ADJUSTED PRE-TAX PROFIT — €1,191m, €1,150m, €1,079m, €1,132m, €1,365m (97, 98, 99, 00, 01)

ADJUSTED OPERATING PROFIT — €1,175m, €1,210m, €1,204m, €1,301m, €1,594m (97, 98, 99, 00, 01)

ADJUSTED OPERATING CASH FLOW — €1,148m, €1,203m, €1,186m, €1,271m, €1,620m (97, 98, 99, 00, 01)

Results for the year ended 31 December
PARENT COMPANIES

REED INTERNATIONAL
Adjusted earnings per share

REED INTERNATIONAL
Full year dividends

ELSEVIER
Adjusted earnings per share

ELSEVIER
Full year dividends

REED INTERNATIONAL Adjusted earnings per share — 28.30p, 26.40p, 24.40p, 23.30p, 26.10p (97, 98, 99, 00, 01)

REED INTERNATIONAL Full year dividends — 14.60p, 15.00p, 10.00p, 10.00p, 10.50p (97, 98, 99, 00, 01)

ELSEVIER Adjusted earnings per share — €0.62, €0.60, €0.57, €0.59, €0.64 (97, 98, 99, 00, 01)

ELSEVIER Full year dividends — €0.43, €0.39, €0.27, €0.28, €0.30 (97, 98, 99, 00, 01)

The financial highlights refer to 'adjusted' profit and cash flow figures. These figures are used by the Reed Elsevier businesses as additional performance measures and are stated before the amortisation of goodwill and intangible assets, exceptional items and related tax effects.

Adjusted pre-tax profit is presented for total operations; other highlights relate to continuing operations, which exclude the consumer publishing businesses sold in the period to 1998.

REVIEW OF OPERATIONS

	2001 £m	2000 £m	2001 €m	2000 €m	% change at constant currencies
Turnover					
Science & Medical	1,024	693	1,649	1,137	44%
Legal	1,330	1,201	2,141	1,970	7%
Education	579	202	932	331	177%
Business	1,627	1,672	2,620	2,742	(5)%
Total	4,560	3,768	7,342	6,180	18%
Adjusted operating profit					
Science & Medical	344	252	554	413	34%
Legal	267	237	430	389	9%
Education	132	40	212	66	218%
Business	247	264	398	433	(8)%
Total	990	793	1,594	1,301	22%

Adjusted figures, which exclude the amortisation of goodwill and intangible assets and exceptional items, are presented as additional performance measures.

This review provides a commentary on the operating and financial performance of the Reed Elsevier combined businesses for the year ended 31 December 2001. In addition, it describes other financial aspects of the combined businesses including taxation and treasury management and accounting policies. The review also includes information on the financial performance and dividends of the parent companies and on the finance activities of the Elsevier Reed Finance BV group.

REVIEW OF OPERATIONS
The combined financial statements encompass the businesses of Reed Elsevier plc and Elsevier Reed Finance BV, together with their parent companies, Reed International and Elsevier (the "Reed Elsevier combined businesses" or "Reed Elsevier"). Financial information is presented in both sterling and euros.

Unless otherwise indicated, all percentage movements in the following commentary refer to constant currency rates, using 2000 full year average rates, and are stated before the amortisation of goodwill and intangible assets and exceptional items.

FORWARD-LOOKING STATEMENTS
The Reed Elsevier Annual Reports & Financial Statements 2001 contain forward-looking statements within the meaning of Section 27A of the US Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward-looking statements. The terms 'expect', 'should be', 'will be', and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to, general economic conditions and business conditions in Reed Elsevier's markets, customers' acceptance of its products and services, the actions of competitors, changes in law and legal interpretation affecting Reed Elsevier's intellectual property rights, and the impact of technological change.

SCIENCE & MEDICAL

	2001 £m	2000 £m	2001 €m	2000 €m	% change at constant currencies
Turnover					
Science & Technology	**748**	592	**1,204**	971	24%
Health Sciences	**276**	101	**445**	166	165%
	1,024	693	**1,649**	1,137	44%
Adjusted operating profit	**344**	252	**554**	413	34%
Operating margin	**33.6%**	36.4%	**33.6%**	36.4%	(2.8)pts

SCIENCE & MEDICAL

The Science & Medical business has had another very successful year. Elsevier Science has extended its leading position, growing revenue well ahead of the market and delivering double digit profit growth. The key indicators on ScienceDirect usage, penetration and customer retention, all show good progress. The Harcourt Science, Technical and Medical (STM) business acquired in July 2001 is contributing well and the business integration is well advanced.

Revenue and operating profits increased by 44% and 34% respectively at constant exchange rates, including the part year contribution of the Harcourt STM business. Excluding this and other acquisitions and disposals, revenue and operating profit growth were 8% and 13% respectively. The good sales performance was driven by stronger subscription renewals and growing sales of online products.

Underlying operating margins improved by 2 percentage points reflecting the strong revenue growth and increasing operating efficiency. Additional investments in new product, sales and marketing were more than offset by cost savings particularly in production following prior year rationalisation. The overall margin, at 34%, decreased by 2.8 percentage points due to the inclusion of the lower margin Harcourt STM business.

The ScienceDirect service saw its penetration of the subscriber base increase to 66% by value, up from 45% a year ago and 25% a year before that. Usage continues to grow strongly with annual page views doubled over the year to 220 million.

New product development has focused on customised subject collections and superior navigation tools. Good progress was made in a three year programme to make all our historical scientific research archive available online on ScienceDirect, with modules released in three Chemistry disciplines. Also well received by customers has been the Scirus scientific web search engine, which enables retrieval in a focused way of scientific material from over 70 million pages available on the web.

The Harcourt STM business made a satisfactory contribution in the part year under Reed Elsevier ownership. As previously reported, the business was affected by the uncertainties of the extended regulatory review process prior to acquisition and some momentum in the business was lost. On a pro forma calendar year basis, the Harcourt STM business saw revenue and operating profit growth of 3% and 5% respectively in 2001 over 2000. The strategies and management organisation for the enlarged Elsevier Science business – within two divisions, Science & Technology and Health Sciences – are now in place and substantial progress has been made in the integration of the businesses. The majority of the targeted annual cost savings of $40 million will be realised in 2002, principally in production, technology and back office functions. This will fund the investments being made in new online medical information products and in sales and marketing.

The outlook for the Science & Medical business is good. Revenue growth momentum in Science & Technology is strong and in Health Sciences is building. The opportunities in the medical field for electronically delivered information and solutions are growing and considerable. We have the investment plans in place to capture this and the increases in investment will be funded from operational efficiencies. Another good year can be expected in 2002.

Revenue by business



HEALTH SCIENCES
£276m/€445m

SCIENCE & TECHNOLOGY
£748m/€1,204m

Turnover
£ sterling



£571m £622m £652m £693m £1,024m

97 98 99 00 01

Turnover
€ euro



€826m €926m €991m €1,137m €1,649m

97 98 99 00 01

LEGAL

	2001 £m	2000 £m	2001 €m	2000 €m	% change at constant currencies
Turnover					
LexisNexis North America	1,041	947	1,676	1,553	6%
LexisNexis International	289	254	465	417	10%
	1,330	1,201	2,141	1,970	7%
Adjusted operating profit	267	237	430	389	9%
Operating margin	20.1%	19.7%	20.1%	19.7%	0.4 pts

LEGAL

The Legal business has had a year of significant business turnaround. For the first time in a number of years, we are showing encouraging growth in the US and, with margins also now improving, there has been a positive initial turnaround in the business. The acceleration in revenue growth represents a very satisfactory payback from the step up in investment over the last two years in product, sales and marketing.

Revenues and operating profits increased by 7% and 9% respectively at constant exchange rates, or 5% and 9% excluding acquisitions. Operating margins improved by 0.4 percentage points reflecting the stronger revenue growth and increased operational efficiency, particularly in the US. LexisNexis North America saw underlying revenue growth of 5%, which we estimate to be slightly ahead of market growth, and compares with 2% in 2000. Operating profits were up 15% compared with a 24% decline in 2000.

In US Legal Markets, online revenues grew strongly by 10% in part offset by lower print and CD-ROM sales as business migrates online. This compares with online revenue growth of 5% in 2000 and reflects the strong performance of the new and upgraded products and the impact of the expanded sales force and better marketing. In US Corporate and Federal markets, revenues increased by 5% with the upgraded nexis.com service continuing to make good progress. Weakness in second half transactional volumes driven by the economic downturn was more than offset by strong demand in government and academic markets.

Usage of the LexisNexis online services continues to grow strongly with the number of searches up 30% in the year. On average, LexisNexis handled over 400,000 searches each working day in 2001. Migration from the older proprietary online system to the easier to use and more functional web products continues with over 80% of all legal searches now web based. In addition to the growing commercial preference reflected in our revenues, the success of our web products has again been reaffirmed by the most recent independent market research in US law schools.

The Martindale Hubbell legal directories business had another good year with strong renewals and significant revenue growth from sales of lawyer home pages to the small law market and listings on the lawyers.com website.

LexisNexis International businesses outside the US reported revenues and operating profits up 10% and 3% respectively, or 5% and 2% excluding acquisitions, with a solid sales performance coupled with further investment in online services. Good sales growth in Europe and Asia Pacific was in part held back by the weaker market conditions in Argentina. Online sales continued to grow rapidly in the UK and significant new online product was launched in France.

The outlook for the Legal business is good. Our products are doing well in their markets and a continued high level of investment is building on this success. Margins are expected to improve further as revenues grow and investment levels stabilise.

Revenue by business



LEXISNEXIS
INTERNATIONAL
£289m/€465m

LEXISNEXIS
NORTH AMERICA
£1,041m/€1,676m

Turnover
£ sterling



£867m £948m £1,087m £1,201m £1,330m

97 98 99 00 01

Turnover
€ euro



€1,255m €1,411m €1,652m €1,970m €2,141m

97 98 99 00 01

04

EDUCATION SEGMENT

	2001 £m	2000 £m	2001 €m	2000 €m	% change at constant currencies
Turnover					
Harcourt Education and Testing	376		605		
Reed Educational & Professional Publishing	203	202	327	331	(1)%
	579	202	932	331	177%
Adjusted operating profit	132	40	212	66	218%
Operating margin	22.8%	19.8%	22.8%	19.8%	3.0 pts

EDUCATION

The Education businesses have had a very good year. The Harcourt Education and Testing businesses acquired in July 2001 have made an excellent contribution and transformed the division into a leading publisher in the global English speaking schools market. The Harcourt K-12 (Kindergarten – 12th grade) business again outperformed the US schools market in 2001 and has exceeded our high expectations. The Reed Educational & Professional Publishing business also had a good year.

Revenues and operating profits increased substantially including the part year contribution of the Harcourt businesses. Excluding this and other acquisitions, revenues and operating profit growth for the Reed Educational & Professional Publishing business was 8% and 10% respectively at constant exchange rates. On a pro forma calendar basis, the Harcourt Education and Testing businesses saw revenues up 12% and operating profits up 10% in 2001 despite weaker performances in Canada and Trade Books.

The Harcourt US K-12 business had another strong year in 2001 with pro forma revenue growth of 11%, significantly ahead of the market and on top of a very successful year in 2000. It won the highest overall market share in 2001 state adoption revenues in both the elementary and secondary schools markets. Particular successes in the elementary market were achieved in California maths and science, Florida social studies and Texas language arts. In the secondary market, the literature and language arts programmes, Elements of Literature and Elements of Language, were very successful, as was the science programme, particularly in California. Strong performances were also achieved in open states with the reading, science and maths programmes.

Significant progress has also been made in the development of our e-learning strategy for the US market, focused around electronically delivered curriculum content, teacher professional development and classroom based testing. To accelerate the creation of our e-content, in October 2001 we entered into a co-development alliance with Riverdeep Inc, a leading electronic curriculum content developer. In September we acquired Classroom Connect, the leading online professional development company for the schools market. For e-testing, we are building on Harcourt's substantial test creation expertise.

The Harcourt Testing businesses saw pro forma revenue growth of 22% in 2001 with good growth boosted by significant one off incremental requirements on existing state testing contracts. The business moved into new and expanded facilities in the year, and scoring capacity is being added to position it well to capture the opportunities in the rapidly growing testing market.

The Reed Educational & Professional Publishing business saw underlying revenue and operating profit growth of 8% and 10% respectively, with particularly strong performances from the Rigby US supplemental business and in UK secondary schools driven by strong publishing to meet changes in the curriculum. The global library business also performed well, particularly in the US. Rigby is now being integrated with the Harcourt Steck-Vaughn supplemental business to form one unified US supplemental unit.

Reported revenues for Reed Educational & Professional Publishing were 1% down, after reflecting the transfer of the Butterworth-Heinemann academic book publishing activities to Science & Medical where the technical publishing programme has greater fit.

The outlook for the Education business is good. The US schools education market is not expected in 2002 to repeat its most recent growth, largely as a result of the phasing of the state adoption cycle. We have however strong programmes for 2002 and fully expect to have a satisfactory year of growth outperforming a somewhat dull market. The integration of the US supplemental businesses and cost savings programmes across the Harcourt Education supply chain and infrastructure are expected to fund over $20 million of additional investment in e-learning strategies.

Revenue by business



HARCOURT EDUCATION AND TESTING £376m/€605m

REED EDUCATIONAL & PROFESSIONAL PUBLISHING £203m/€327m

Turnover £ sterling



£166m £159m £181m £202m £579m

97 98 99 00 01

Turnover € euro



€240m €237m €275m €331m €932m

97 98 99 00 01

05

BUSINESS

	2001 £m	2000 £m	2001 €m	2000 €m	% change at constant currencies
Turnover					
Cahners Business Information	593	665	955	1,090	(15)%
Reed Business Information	260	270	419	443	(4)%
Elsevier Business Information	263	278	423	456	(7)%
Reed Exhibition Companies	446	358	718	587	23%
Other	65	101	105	166	
	1,627	1,672	2,620	2,742	(5)%
Adjusted operating profit	247	264	398	433	(8)%
Operating margin	15.2%	15.8%	15.2%	15.8%	(0.6)pts

BUSINESS

The Business division has had a very difficult year with the progressive weakening of global economic conditions exacerbated by the events of September 11 which particularly affected US markets. Whilst aggressive actions have been taken to reduce costs, the focus has also been on improving yields and building market share through strengthening sales and marketing activities and improving product quality. The division significantly outperformed the Business to Business market reflecting this share growth, the sector and geographic spread of the business, and the market leading positions of our titles and exhibitions.

Revenues and operating profits were down 5% and 8% respectively on the prior year at constant exchange rates, or 3% and 8% excluding acquisitions and disposals. The revenue decline was driven by falls in advertising particularly in the US partly offset by good growth in the Exhibitions business. Cost actions were taken across the division with substantial additional headcount reductions over

and above the restructurings in 2000. Internet spend has been scaled back reflecting the market circumstances. Total savings, on top of directly variable costs, amounted to approximately £45m/€72m in the year. Operating margins at 15% were only slightly lower than in the prior year reflecting the cost savings made, with some margin dilution from portfolio changes.

In the US, Cahners Business Information saw underlying revenues 13% lower, impacted by the slowdown in the US economy and the hiatus caused by the September 11 events, with ad pages in Manufacturing, Electronics and TV/Telecommunications most affected. Market share gains were however made in many sectors reflecting the investments made in product, sales and marketing and the greater resilience of our market leading titles in a downturn. Underlying operating margins were held, due to the cost actions taken, despite the revenue drop.

In the UK, Reed Business Information underlying revenues were 3% lower.

Good growth was seen in Property, Social Services and Science titles and in online services, mitigating to some extent the revenue decline in IT and other advertising markets. Overall market share was increased significantly. Underlying operating profits were 10% lower reflecting a combination of reduced revenues and increased funding for successfully growing online services, in particular totaljobs.com.

In Continental Europe, Elsevier Business Information saw underlying revenues up 4% driven by growth in subscriptions/circulation particularly in Regulatory, Human Resources and Healthcare, whilst advertising was generally weaker in the second half of the year reflecting the economic slowdown. Underlying operating profits were 16% lower as investment was made in upgrading product, new online initiatives and sales and marketing, as well as additional costs associated with systems changes.

Reed Exhibition Companies performed strongly despite the tough economic environment. Revenues and operating profits grew by 9% and

Revenue by business



REED EXHIBITION COMPANIES £446m/€718m
ELSEVIER BUSINESS INFORMATION £263m/€423m
REED BUSINESS INFORMATION £260m/€419m
CAHNERS BUSINESS INFORMATION £593m/€955m
OTHER £65m/€105m

Turnover £ sterling



£1,383m £1,434m £1,470m £1,672m £1,627m
97 98 99 00 01

Turnover € euro



€2,002m €2,134m €2,235m €2,742m €2,620m
97 98 99 00 01

6% respectively excluding acquisitions and disposals. This was driven by strong performances in annual shows, particularly in Europe at the international Midem shows and in Asia Pacific, and some benefit from the phasing of non annual shows. Revenues in the US were particularly impacted by the cancellation of a number of shows immediately following September 11, although the profit impact was mitigated by insurance recoveries. The Miller Freeman Europe shows, acquired in July 2000 and not included in the underlying growth figures, had an excellent year.

During the year a significant number of disposals were made of non core titles, shows and businesses. These included the travel publishing businesses, OAG Worldwide and Cahners Travel Group, the Bowker bibliographic business, Cahners' automotive and metals titles, RBI's retail and hobby electronics titles, EBI's consumer encyclopedia and certain training businesses, and minor exhibitions. This substantially completes the disposal programme started in 2000 and, with the acquisitions also made, represents a major reshaping of the Business division. We have exited sectors which were non core, lower growth or where we did not have leading positions, to focus on sectors with more sustainable growth and quality.

The outlook for the Business division in 2002 is clearly challenging given the progressive slowdown in the global economic environment in 2001 and uncertainties as to the timing and speed of a recovery. Whilst global advertising markets have been particularly affected by the slowdown, circulation revenues and the exhibitions business are proving more resilient. Revenues may be a little lower in 2002, with the first half suffering particularly in comparison against a strong first half in 2001, however margins have largely been protected by the aggressive cost actions already taken. The outlook for the longer term is positive as economic conditions improve with a more sharply focused business around attractive, higher growth sectors.

REED ELSEVIER COMBINED BUSINESSES

	2001 £m	2000 £m	2001 €m	2000 €m	Change at constant currencies %
Reported figures					
Turnover	4,560	3,768	7,342	6,180	18%
Operating profit	391	210	630	344	84%
Profit before taxation	275	192	442	315	44%
Net borrowings	3,229	433	5,296	697	
Adjusted figures					
Operating profit	990	793	1,594	1,301	22%
Operating margin	22%	21%	22%	21%	1pt
Profit before taxation	848	690	1,365	1,132	20%
Operating cash flow	1,006	775	1,620	1,271	26%
Operating cash flow conversion	102%	98%	102%	98%	
Interest cover (times)	7	8	7	8	

Adjusted figures, which exclude the amortisation of goodwill and intangible asset and exceptional items, are presented as additional performance measures.

REED ELSEVIER COMBINED BUSINESSES
Profit & Loss
The **reported profit before tax** for the Reed Elsevier combined businesses, including exceptional items and the FRS10 amortisation of goodwill and intangible assets, was £275m/€442m, which compares with a reported profit of £192m/€315m in 2000. The increase reflects higher underlying operating profits, partly offset by lower gains on disposals and by acquisitions after taking into account financing, goodwill and intangible asset amortisation, and exceptional integration and related costs. The **reported attributable profit** of £126m/€202m compares with £33m/€54m in 2000.

Turnover increased by 21% expressed in sterling to £4,560m, and by 19% expressed in euros to €7,342m, including the contribution from the Harcourt businesses acquired in July 2001. Underlying revenue growth, excluding the impact of acquisitions and disposals and currency translation effects, was 3%, or 6% before taking into account the decline in Business division revenues driven by the global economic downturn. The Harcourt businesses saw revenue growth of 8% on a pro forma calendar year basis.

Adjusted operating profits, excluding exceptional items and the amortisation of goodwill and intangible assets, were up 25% expressed in sterling at £990m, and up 23% expressed in euros at €1,594m, including the part year contribution of Harcourt. Underlying operating profit growth was 5%, or 10% excluding the Business division. Additionally the Harcourt businesses saw pro

forma operating profit growth of 8%. Operating margins improved by 0.7 percentage points to 21.7% reflecting the pick up in revenue growth across most businesses, coupled with the levelling off of investment spend and the cost savings programmes. Acquisitions and disposals were broadly neutral to the overall margin.

The **amortisation charge** for intangible assets and goodwill amounted to £501m/€806m, up £33m/€38m, principally reflecting the mid year acquisition of the Harcourt businesses. The goodwill and intangible assets of these businesses are being amortised over periods up to 40 years. The useful lives of the goodwill and intangible assets relating to previously acquired science and medical publishing businesses have been reassessed and extended to conform with

those of the Harcourt assets with which they are being integrated. This has had the effect of reducing the annual amortisation charge by £20m/€32m.

Exceptional items showed a pre-tax charge of £72m/€117m, comprising £63m/€102m of Harcourt and other acquisition integration and related costs, and £35m/€56m in respect of restructuring actions taken particularly in the Business division in response to the global economic downturn, less £26m/€41m gain on sale of businesses. After a tax credit of £81m/€130m arising on restructuring and disposals, exceptional items showed a post-tax gain of £9m/€13m. This compares with a net post-tax charge on exceptional items in 2000 of £10m/€16m.

Net interest expense, at £142m/€229m, was £39m/€60m higher than in the previous year principally due to the financing of the Harcourt acquisition, less the benefit of the share placing in December 2000. Net interest cover was 7 times.

Adjusted profit before tax at £848m/€1,365m was up 23% expressed in sterling, 21% expressed in euros, or 20% at constant exchange rates. Approximately 9% of this growth at constant rates arises from the financial benefits of the share proceeds received in December 2000 ahead of the Harcourt acquisition and 8% from the contribution post financing of the Harcourt acquisition. Dilution from disposals was 2% with a further 2% expected in 2002.

The **effective tax rate** on adjusted earnings was slightly higher at 26.3% (2000 25.9%). The **adjusted profit attributable** to shareholders of £624m/€1,005m compared to £511m/€838m in 2000, 20% higher at constant exchange rates.

Cash flows, acquisitions, disposals and debt
Reed Elsevier generates significant cash flows as its principal businesses do not require major fixed or working capital investments. Capital expenditure principally relates to computer equipment and investment in systems infrastructure to support electronic publishing activities.

Total capital expenditure in the year amounted to £178m/€287m, up £34m/€51m from the prior year level reflecting greater spending on IT systems and the inclusion of the Harcourt businesses. Depreciation in the year was £132m/€213m. Working capital requirements are negative overall, due to the substantial proportion of revenues received through subscription and similar advanced receipts.

Adjusted operating cash flow, before exceptional items, was £1,006m/€1,620m representing a conversion rate of operating profit into cash flow of 102%, up 4 percentage points on 2000. The conversion rate is flattered by the seasonality of the Harcourt operating cash flows which favour the second half. Excluding that effect, the conversion rate was approximately 85% reflecting higher capital spend in 2001 and movements in working capital.

Free cash flow – after interest, taxation and dividends but before acquisition spend and exceptional receipts and payments – was £459m/€738m compared to £334m/€548m in 2000. Net exceptional cash inflows of £140m/€225m include £96m/€154m proceeds from sale of businesses and £141m/€227m of reduced tax payments less exceptional acquisition related costs and restructuring.

In 2001, **acquisitions** were made for a total consideration of £3,242m/€5,219m, of which the Harcourt STM and Education and Testing

businesses amounted £3,065m/€4,934m, including debt on completion of £1,040m/€1,674m. An amount of £3,097m/€4,986m was capitalised as goodwill and intangible assets. The 2001 acquisitions contributed £149m/€240m to adjusted operating profit in the year and added £286m/€460m to operating cash flow.

Net borrowings at 31 December 2001 were £3,229m/€5,296m, an increase of £2,796m/€4,599m on the prior year end, which principally reflects the spend on acquisitions, less free cash flow.

Gross borrowings at 31 December 2001 amounted to £3,664m/€6,009m, denominated mostly in US dollars, and were partly offset by cash balances totalling £435m/€713m invested in short term deposits and marketable securities. Approximately 93% of cash balances were held in sterling, euros and US dollars. A total of 78% of Reed Elsevier's gross borrowings were at fixed rates, including £1,528m/€2,506m of floating rate debt fixed through the use of interest rate swaps. At 31 December 2001, the fixed rate debt had a weighted average interest coupon of 6.8% and an average remaining life of 10.5 years. The net interest expense also reflects the interest yield differentials between short term investments and long term fixed rate borrowings.

ACQUISITION OF HARCOURT
On 12 July 2001, Reed Elsevier acquired the entire share capital of Harcourt General, Inc for US$4.45 billion (£3.2 billion/€5.2 billion) following a successful tender offer of US$59 per share of common stock or share equivalent. Certain businesses – the Harcourt Higher Education business and the Corporate & Professional Services businesses other than

**Turnover by
business segment**



BUSINESS 36%
SCIENCE & MEDICAL 22%
LEGAL 29%
EDUCATION 13%

**Turnover by
geographical market**



NORTH AMERICA 61%
UK 12%
THE NETHERLANDS 5%
REST OF EUROPE 13%
REST OF WORLD 9%

**Turnover
by Source**



CIRCULATION 24%
EXHIBITIONS 10%
SUBSCRIPTIONS 39%
ADVERTISING 19%
OTHER 8%

educational and clinical testing – were immediately on-sold to The Thomson Corporation for US$2.06 billion, on which taxes of approximately US$0.5 billion were payable over 12 months. Harcourt General debt on completion was approximately US$1.5 billion.

Reed Elsevier retained Harcourt's Scientific, Technical and Medical (STM) business and its K-12 (Kindergarten – 12th grade) Schools Education and Testing businesses for an implied total value of approximately US$4.5 billion, including the assumption of certain corporate liabilities and looking through seasonal cashflow variations.

The acquisition was financed initially from the US$1.8 billion of cash proceeds of the joint international share offering in December 2000, the assumption of US$0.9 billion of Harcourt General public debt, and from short term commercial paper borrowings. In July 2001, US$1.5 billion of short term borrowings were refinanced through a multi-currency multi-tranche global bond offering, under which were issued US$550 million 5 year notes, €500 million 7 year notes swapped to US dollars, and US$550 million 10 year notes. Taking into account the funding mix and interest rate hedging undertaken on signing of the definitive purchase agreement, the average annual funding cost is approximately 7.2% for the incremental debt.

The Harcourt businesses acquired have seasonality in sales, profits and cashflows, most particularly in the K-12 Schools business and to a lesser extent in Health Sciences, which favours the second half of the year. On a calendar basis, in 2001, approximately 55% of sales, 65% of operating profits and all of the operating cash flow arose in the July to December period.

The benefits of this second half phasing to Reed Elsevier's reported 2001 figures was less marked than this since July is by far the most significant month for sales and profit and the Harcourt businesses are accounted for from 12 July.

A review of the goodwill and intangible assets of the Harcourt businesses indicated that an expected useful life of up to 40 years would be appropriate for these assets. Accordingly, the maximum estimated useful life under Reed Elsevier's accounting policy of amortising goodwill and intangible assets has been increased from 20 years to 40 years.

TREASURY POLICIES

The Boards of Reed International and Elsevier have requested that Reed Elsevier plc and Elsevier Finance BV have due regard to the best interests of Reed International and Elsevier shareholders in the formulation of treasury policies.

Financial instruments are used to finance the Reed Elsevier business and to hedge transactions. Reed Elsevier's businesses do not enter into speculative transactions. The main risks faced by Reed Elsevier are liquidity risk, interest rate risk and foreign currency risk. The Boards of the parent companies agree overall policy guidelines for managing each of these risks and the Boards of Reed Elsevier plc and Elsevier Finance SA agree policies (in conformity with parent company guidelines) for their respective business and treasury centres. These policies are summarised below and have not changed significantly since the beginning of 2001.

Funding

Reed Elsevier develops and maintains a range of borrowing facilities and debt programmes to fund its requirements, at short notice and at competitive rates. The significance of Reed Elsevier plc's US operations means that the majority of debt is denominated in US dollars and is raised in the US debt markets. A mixture of short term and long term debt is utilised and Reed Elsevier maintains a maturity profile to facilitate refinancing. Reed Elsevier's policy is that no more than US$1,000m of long term debt should mature in any 12-month period. In addition, minimum proportions of net debt with maturities over three years and five years are specified, depending on the level of the total borrowings.

Use of adjusted operating cash flow



FREE CASH FLOW
£459m/€738m

TAXATION
£178m/€287m

DIVIDENDS
£255m/€411m

NET INTEREST
£114m/€184m

Currency profile – 2001 adjusted pre-tax profit



STERLING 24%

US DOLLAR 34%

EURO 37%

OTHER 5%

Currency profile – 2001 net cash/borrowings



During 2001, the debt maturity profile of Reed Elsevier was lengthened considerably following the Harcourt acquisition, with the assumption of US$0.9 billion of Harcourt General public term debt and the US$1.5 billion global bond offering in July. After taking account of the maturity of committed bank facilities that back short term borrowings, at 31 December 2001, all debt had a maturity beyond one year, with 24% maturing in December of the second year, 14% in the third year, 15% in the fourth and fifth years, 32% in five to ten years, and 15% beyond ten years.

Security of funding for the acquisition of Harcourt General was provided by a US$8.5 billion credit facility arranged in October 2000 and syndicated in December 2000. On completion in July 2001, this facility had been substantially reduced following the successful renegotiation of US$1.0 billion of other committed facilities, receipt of the US$1.8 billion share placement proceeds, assumption of the US$0.9 billion Harcourt General public debt and receipt of the Thomson on-sale proceeds. Following the US$1.5 billion term debt issue later in July, the facility was cancelled down to its 31 December 2001 level of US$2.5 billion.

At 31 December 2001, Reed Elsevier had access to US$3.5 billion of committed bank facilities which principally provide back up for short term debt but also security of funding for future acquisition spend in the event that commercial paper markets are not available.

Interest rate exposure management

Reed Elsevier's interest rate exposure management policy is aimed at reducing the exposure of the combined businesses to changes in interest rates. The proportion of interest expense that is fixed on net debt is determined by reference to the level of net interest cover. Reed Elsevier uses fixed rate term debt, interest rate swaps, forward rate agreements and a range of interest rate options to manage the exposure. Interest rate derivatives are used only to hedge an underlying risk and no net market positions are held.

At 31 December 2001, approximately 95% of Reed Elsevier's net debt is denominated in US dollars on which approximately 80% of forecast net interest expense absent acquisitions is capped for the next three years. This capped percentage reduces thereafter over time, with all interest rate

derivatives and over two thirds of fixed rate term debt having matured by 2009 and 2011 respectively.

At 31 December 2001, fixed rate term debt (not swapped back to floating rate) amounted to US$1.9 billion and had a weighted average life remaining of 19.7 years (31 December 2000 13.4 years). Interest rate derivatives in place at 31 December 2001 which fix or cap the interest cost on an additional US$2.0 billion of variable rate US dollar debt, have a weighted average maturity of 3 years.

On launch of the US$1.5 billion multi currency global bond offering in July 2001, Reed Elsevier managed its fixed to floating rate mix to comply with policy limits by simultaneously swapping the fixed rate euro notes into variable rate dollars and by swapping the five year fixed rate US dollar notes into variable rate dollars. In this way, Reed Elsevier secured term funding whilst retaining its preferred balance of fixed rate and variable rate debt.

Foreign currency exposure management

Translation exposures arise on the earnings and net assets of business operations in countries other than those of the parent companies. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars.

Currency exposures on transactions denominated in a foreign currency are required to be hedged using forward contracts. In addition, recurring transactions and future investment exposures may be hedged, within defined limits, in advance of becoming contractual. The precise policy differs according to the commercial situation of the individual businesses. Expected future net cash flows may be covered for sales expected for up to the next 12 months (50 months for Elsevier Science subscription businesses up to limits staggered by duration). Cover takes the form of foreign exchange forward contracts.

At the year-end, the amount of outstanding foreign exchange cover in respect of future transactions was £0.5 billion/€0.8 billion.

European Economic and Monetary union

On 1 January 2002, the euro fully replaced the

local currencies of the 12 European countries now participating in European Economic and Monetary Union ("EMU"). The Netherlands is a participant; the United Kingdom is not.

The implications for Reed Elsevier businesses have been low relative to many other multinational European companies. Principally this is because, with the significant exception of Elsevier Science, which already publishes global prices, Reed Elsevier's businesses price in the local currency of the country in which they operate and have limited cross border trade. As a result, the most significant issue arising was the timing of euro based marketing and invoicing and the transfer to euro denominated business and financial systems. In this respect, during 2001, Reed Elsevier businesses had put in place systems to accommodate the euro.

ELSEVIER REED FINANCE BV
Structure

Elsevier Reed Finance BV, the Dutch resident parent company of the Elsevier Reed Finance BV group ("ERF"), is directly owned by Reed International and Elsevier. ERF provides treasury, finance and insurance services to the Reed Elsevier plc businesses through its subsidiaries in Switzerland: Elsevier Finance SA ("EFSA"), Elsevier Properties SA ("EPSA") and Elsevier Risks SA ("ERSA"). These three Swiss companies are organised under one Swiss holding company, which is in turn owned by Elsevier Reed Finance BV.

Activities

EFSA, EPSA and ERSA each focus on their own specific area of expertise.

EFSA is the principal treasury centre for the combined businesses. It is responsible for all aspects of treasury advice and support for Reed Elsevier plc's businesses operating in Continental Europe and certain other territories and undertakes foreign exchange and derivatives dealing services for the whole of Reed Elsevier. EFSA also provides Reed Elsevier plc businesses with financing for acquisitions and product development and manages cash pools and investments.

EPSA is responsible for the exploitation of tangible and intangible property rights whilst ERSA is responsible for insurance activities relating to risk retention.

Major developments

During the year, additional loans to Reed Elsevier plc businesses in the US of US$2.5 billion were made, of which US$2.2 billion was to finance the acquisition of Harcourt General, Inc. Additional loans to Reed Elsevier plc businesses in Europe of €0.1 billion were made. To fund this additional lending and to provide capacity to meet new lending requests, ERF raised US$1.3 billion by means of a rights issue to which both Reed International and Elsevier subscribed and the funds were contributed to EFSA. A US$3 billion US commercial paper programme had been established by EFSA in December 2000 in anticipation of the new loans. Following this increase in debt, EFSA is developing alternative routes for issuing term debt outside of the Swiss domestic public market to diversify its sources of funding.

EFSA continued to advise Reed Elsevier plc businesses on the treasury implications of the introduction of the euro and all euro transfer programmes progressed according to plan, with no major issues arising following the conversion in January 2002. EFSA also organised bank tenders in several European and Asian countries and implemented cash-pooling arrangements. It also advised Reed Elsevier plc companies in Europe on the establishment of collection mechanisms for payments arising from internet portal services. The volume of foreign exchange dealt by EFSA during 2001 amounted to approximately US$0.8 billion equivalent.

The average balance of cash under management, on behalf of Reed Elsevier plc and its parent companies, was approximately US$1.1 billion.

Liabilities and assets

At the end of 2001, 91% (2000 87%) of ERF's gross assets were held in US dollars, including US$6.8 billion in loans to Reed Elsevier plc subsidiaries. The euro currency block represented 9% of total assets (2000 12%).

Liabilities included US$1.2 billion in US dollars and US$0.6 billion equivalent in euro currencies, borrowed under the US and euro commercial paper programmes, the Swiss domestic bond and committed bank credit facilities.

11

PARENT COMPANIES

	Reed International			Elsevier		
	2001 **£m**	2000 £m	% change	**2001** **€m**	2000 €m	% change
Reported profit attributable	61	11		101	27	
Adjusted profit attributable	330	270	22%	503	419	20%
Average exchange rate €:£	1.61	1.64		1.61	1.64	
Reported earnings per share	4.8p	1.0p		€0.13	€0.04	
Adjusted earnings per share	26.1p	23.3p	12%	€0.64	€0.59	8%
Dividend per share	10.5p	10.0p	5%	€0.30	€0.28	7%

The results of Reed International reflect its shareholders' 52.9% economic interest in the Reed Elsevier combined businesses. The results of Elsevier reflect its shareholders' 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed International and Elsevier shareholders take account of Reed International's interest in Elsevier. Both parent companies equity account for their respective shares in the Reed Elsevier combined businesses.

PARENT COMPANIES
Profit and loss account
Adjusted earnings per share for Reed International were 26.1p, up 12% on the previous year, and for Elsevier were €0.64, an increase of 8%. The difference in percentage change is entirely attributable to the impact of currency movements on the translation of reported results. At constant rates of exchange, the adjusted earnings per share of both companies would have shown an increase of 10% over the previous year.

After their share of the exceptional items and the charge in respect of goodwill and intangible assets amortisation, the **reported earnings per share** of Reed International after tax credit equalisation and Elsevier were 4.8p and €0.13, compared to 1.0p and €0.04 respectively in 2000.

The Reed International and Elsevier annual reports and financial statements are presented on pages 56 to 81.

Dividends
Dividends to Reed International and Elsevier shareholders are equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed International shareholders. The exchange rate used for each dividend calculation – as defined in the Reed Elsevier merger agreement – is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend.

The Board of Reed International has proposed a final dividend of 7.4p, giving a total dividend of 10.5p for the year, up 5% on 2000. The Boards of Elsevier, in accordance with the dividend equalisation arrangements, have proposed a final dividend of €0.21. This results in a total dividend of €0.30 for the year, 7% higher than in 2000. The difference in percentage growth is attributable to currency movements.

Dividend cover for Reed International, using adjusted earnings, was 2.5 times. For Elsevier, the adjusted dividend cover was 2.1 times. Measured for the combined businesses, dividend cover was 2.3 times compared with 2.1 times in 2000.

12

STRUCTURE

Corporate structure

Reed Elsevier came into existence in January 1993, when Reed International and Elsevier contributed their businesses to two jointly owned companies, Reed Elsevier plc, a UK registered company which owns the publishing and information businesses, and Elsevier Reed Finance BV, a Dutch registered company which owns the financing activities. Reed International and Elsevier have retained their separate legal and national identities and are publicly held companies with separate stock exchange listings in Amsterdam, London and New York.

Proposed name changes

Following the harmonisation of the Boards of Reed International, Elsevier and Reed Elsevier plc during 1999, and in recognition of the benefits of this management structure and the equivalence of economic interests, a proposal will be submitted to the forthcoming Annual General Meeting of Reed International to change that company's name to Reed Elsevier PLC. Similarly, a proposal will be submitted to the forthcoming Annual General Meeting of Elsevier to change that company's name to Reed Elsevier NV. The existing company that owns the publishing and information businesses, currently named Reed Elsevier plc, will, in turn, change its name to Reed Elsevier Group plc.

The above changes will not affect the equalisation ratio or the economic interests that Reed International and Elsevier shareholders have in Reed Elsevier.

Equalisation arrangements

Reed International and Elsevier each hold a 50% interest in Reed Elsevier plc. Reed International holds a 39% interest in Elsevier Reed Finance BV, with Elsevier holding a 61% interest. Reed International additionally holds an indirect equity interest in Elsevier, reflecting the arrangements entered into between Reed

International and Elsevier at the time of the merger, which determined the equalisation ratio whereby one Elsevier ordinary share is, in broad terms, intended to confer equivalent economic interests to 1.538 Reed International ordinary shares. The equalisation ratio is subject to change to reflect share splits and similar events that affect the number of outstanding ordinary shares of either Reed International or Elsevier.

Under the equalisation arrangements, Reed International shareholders have a 52.9% economic interest in Reed Elsevier, and Elsevier shareholders (other than Reed International) have a 47.1% economic interest in Reed Elsevier. Holders of ordinary shares in Reed International and Elsevier enjoy substantially equivalent dividend and capital rights with respect to their ordinary shares.

The Boards of both Reed International and Elsevier have agreed, except in exceptional circumstances, to recommend equivalent gross dividends (including, with respect to the dividend on Reed International ordinary shares, the associated UK tax credit), based on the equalisation ratio. A Reed International ordinary share pays dividends in sterling and is subject to UK tax law with respect to dividend and capital rights. An Elsevier ordinary share pays dividends in euros and is subject to Dutch tax law with respect to dividend and capital rights.

CORPORATE GOVERNANCE

Compliance with codes of best practice

The Boards of Reed International and Elsevier support the principles of corporate governance set out in the Combined Code – the Principles of Good Governance and Code of Best Practice, issued by the UK Financial Services Authority ("the Combined Code"), and corporate governance best practice in the Netherlands such as the recommendations of the Peters Committee.

The Boards of Reed International and Elsevier have implemented standards of corporate governance and disclosure policies applicable to companies listed on the stock exchanges of the United Kingdom and the Netherlands. The effect of this is that an obligation applying to one of Reed International or Elsevier will, where practicable and not in conflict, also be observed by the other. Reed International, which has its primary listing on the London Stock Exchange, has complied throughout the period under review with the provisions of Section 1 of the Combined Code, other than in relation to the designation of a senior independent non-executive director other than the Chairman. Although such a designation had not been made at the commencement of the period under review, the Board designated Dr Stomberg as the senior independent non-executive director during the period. Elsevier, which has its primary listing on Euronext in Amsterdam, has complied throughout the period under review with the listing rules of Euronext in Amsterdam, and best custom and practice appropriate to internationally focused Dutch companies.

The way in which the relevant principles of corporate governance are applied and complied with within Reed International, Elsevier, Reed Elsevier plc and Elsevier Reed Finance BV is described below.

Reed International and Elsevier participate in regular dialogue with institutional shareholders, and presentations on the Reed Elsevier combined businesses are made after the announcement of the interim and full year results. A trading update is provided at the respective Annual General Meetings of Reed International and Elsevier, and near the end of the financial year. The Annual General Meetings provide an opportunity for the Boards of Reed International and Elsevier to communicate with individual shareholders. The Chairman, Chief Executive Officer,

13

Chairman of the Remuneration Committee and other directors are available to answer questions from shareholders. The interim and annual results announcements and presentations, together with other important announcements concerning Reed Elsevier, are made available on the Reed Elsevier website (www.reedelsevier.com).

BOARDS

The Boards of Reed International, Elsevier, Reed Elsevier plc and Elsevier Reed Finance BV each comprise a balance of executive and non-executive directors who bring a wide range of skills and experience to the deliberations of the Boards. Each of the Boards meet regularly.

The Boards of Reed International, Elsevier and Reed Elsevier plc are harmonised. Subject to approval by the respective shareholders, all the directors of Reed Elsevier plc are also directors of Reed International and of Elsevier. No individual may be appointed to the Boards of Reed International, Elsevier or Reed Elsevier plc unless recommended by the joint Nominations Committee, although the Reed International and Elsevier shareholders maintain their rights to appoint individuals to their respective Boards, in accordance with the provisions of the Articles of Association of those companies.

Lord Sharman was appointed a non-executive director of Reed International and Reed Elsevier plc on 1 January 2002. A resolution will be proposed at the forthcoming Elsevier Annual General Meeting to appoint Lord Sharman as a member of the Elsevier Supervisory Board.

On appointment, directors receive training appropriate to their level of previous experience. All directors have access to the services of the Company Secretaries and may take independent professional advice in the furtherance of their duties, at the company's expense.

All Reed International and Elsevier directors are subject to retirement at least every three years, and are able then to make themselves available for re-election by shareholders at their respective Annual General Meetings. At the Reed International Annual General Meeting to be held on 9 April 2002, Messrs Brock, Davis and Haank will retire by rotation. Lord Sharman, having been appointed a director since the last Annual General Meeting, will also retire. At the Elsevier Annual General Meeting to be held on 10 April 2002, Messrs Brock, Davis and Haank will retire by rotation. Being eligible, these directors of Reed International and Elsevier will offer themselves for re-election. David Webster, who has served on the Reed International Board since 1992, the Reed Elsevier plc Board since 1993 and the Elsevier Board since 1999, will also retire by rotation at the conclusion of the 2002 Annual General Meetings and will not be seeking re-election.

The Boards of Reed International and Elsevier comprise a majority of independent non-executive directors, none of whom is involved in any business relationship with Reed Elsevier, with the exception of Steven Perrick, who is a partner in Freshfields Bruckhaus Deringer, an international firm of advisers who provide legal advice to Reed Elsevier. As a general rule, non-executive directors of Reed International and members of the Elsevier Supervisory Board serve on the respective Board for a maximum period of ten years.

The non-executive directors meet on an annual basis to review the performance of individual directors and the functioning and constitution of the Boards as a whole.

Reed International

The Reed International Board consists of executive directors: Crispin Davis (Chief Executive Officer), Mark Armour (Chief Financial Officer), Gerard van de Aast, Derk Haank and Andrew Prozes, and non-executive

directors: Morris Tabaksblat (Chairman), John Brock, Roelof Nelissen, Steven Perrick, Lord Sharman, Rolf Stomberg (senior independent non-executive director) and David Webster.

Elsevier

Elsevier has a two-tier board structure comprising a Supervisory Board, all of whom are non-executives and an Executive Board. The members of the Supervisory Board are Morris Tabaksblat (Chairman), Dien de Boer-Kruyt, John Brock, Roelof Nelissen, Steven Perrick, Rolf Stomberg and David Webster. The Executive Board comprises Crispin Davis (Chief Executive Officer), Mark Armour (Chief Financial Officer), Gerard van de Aast, Derk Haank and Andrew Prozes.

Reed Elsevier plc

The Reed Elsevier plc Board consists of five executive directors and seven non-executive directors. Biographical information in respect of the members of the Board appears on page 31 of the Annual Review and Summary Financial Statements. Biographical information in respect of Dien de Boer-Kruyt, the member of the Elsevier Supervisory Board who does not serve on the Reed International and Reed Elsevier plc Boards, appears on page 41 of the Annual Review and Summary Financial Statements.

Elsevier Reed Finance BV

The Supervisory Board of Elsevier Reed Finance BV comprises Roelof Nelissen (Chairman), Mark Armour, Dien de Boer-Kruyt and Steven Perrick, with the Management Board consisting of Cornelis Alberti, Willem Boellaard and Jacques Billy. Appointments to the Supervisory and Management Boards are made by the shareholders, in accordance with the company's Articles of Association.

COMMITTEES

Audit Committees

Reed International, Elsevier and Reed Elsevier plc have established Audit Committees which comprise only non-executive directors,

the majority of whom are independent. The committees, which meet regularly, are chaired by David Webster, the other members being Steven Perrick and Roelof Nelissen. Lord Sharman also became a member of the Reed International and Reed Elsevier plc committees, following his appointment as a director of those companies in January 2002. The committees are responsible for reviewing matters relating to the financial affairs of the companies, internal control policies and the internal and external audit programmes. This includes, for example, reviewing accounting policies, compliance with accounting standards and other statutory requirements, and matters relating to risk management and the effectiveness of internal controls. The committees also consider the appointment and fees of external auditors, including the nature and extent of non-audit services provided by the auditors. The Director of Internal Audit and senior representatives of the external auditors of the respective companies attend meetings of the committees.

Nominations Committee

Reed International and Elsevier have established a joint Nominations Committee which is chaired by Morris Tabaksblat, the other members being Crispin Davis, Steven Perrick and Rolf Stomberg. The committee meets regularly and its terms of reference include assessing the performance of the directors, assuring Board succession and making recommendations to the Boards of Reed International, Elsevier and Reed Elsevier plc concerning the appointment or reappointment of directors to, and the retirement of directors from, those Boards.

In conjunction with the Chairman of the Reed Elsevier plc Remuneration Committee and external consultants, the committee is also responsible for developing proposals for the remuneration and fees for new directors.

Remuneration Committee

Reed Elsevier plc has established a Remuneration Committee which comprises only independent non-executive directors. The committee, which meets regularly, is chaired by Rolf Stomberg, the other members being John Brock and Roelof Nelissen. The committee is responsible for recommending to the Board the remuneration in all its forms of executive directors of Reed Elsevier plc, and provides advice to the Chief Executive Officer on the remuneration of executives at a senior level below the Board.

The fees of non-executive directors are determined by each of the Boards as a whole.

A report prepared by the Remuneration Committee, and approved by the Boards of Reed International, Elsevier and Reed Elsevier plc, appears on pages 17 to 23. This report also serves as disclosure of the directors' remuneration and interests in shares of the two parent companies, Reed International and Elsevier.

Strategy Committee

Reed Elsevier plc has established a Strategy Committee which is chaired by Morris Tabaksblat, the other members being Crispin Davis, John Brock and David Webster. The committee meets regularly and its terms of reference include reviewing the major features of the strategy proposed by the Chief Executive Officer, and subsequently recommending the proposed strategy to the Board. The committee is also responsible for reviewing any acquisition or investment, which would have major strategic or structural implications for Reed Elsevier plc.

INTERNAL CONTROL
Parent companies
The Boards of Reed International and Elsevier exercise independent supervisory roles over the activities and systems of internal control of

Reed Elsevier plc and Elsevier Reed Finance BV. They approve the strategies and annual budgets of each company, and receive regular reports on their operations, including their treasury and risk management activities. The Boards of Reed International and Elsevier have each adopted a schedule of matters which are required to be brought to the respective Board for decision. Major transactions proposed by the Boards of Reed Elsevier plc or Elsevier Reed Finance BV require the approval of the Boards of both Reed International and Elsevier.

The Reed International and Elsevier Audit Committees meet on a regular basis to review the systems of internal control of Reed Elsevier plc and Elsevier Reed Finance BV.

Operating companies
The Board of Reed Elsevier plc is responsible for the system of internal control of the Reed Elsevier publishing and information businesses, while the Boards of Elsevier Reed Finance BV are responsible for the system of internal control in respect of the finance group activities. The Boards of Reed Elsevier plc and Elsevier Reed Finance BV are also responsible for reviewing the effectiveness of their system of internal control. The objective of these systems is to manage, rather than eliminate, the risk of failure to achieve business objectives. Accordingly, they can only provide reasonable, but not absolute, assurance against material misstatement or loss.

In accordance with the guidance published by the Internal Control Working Party of the Institute of Chartered Accountants in England & Wales (the Turnbull Report), the Boards of Reed Elsevier plc and Elsevier Reed Finance BV have implemented an ongoing process for identifying, evaluating and managing the significant risks faced by their respective businesses. This process has been in place

throughout the year ended 31 December 2001 and up to the date of the approvals of the Annual Reports and Financial Statements.

Reed Elsevier plc

Reed Elsevier plc has an established framework of procedures and internal controls, which is set out in a group Policies and Procedures Manual, and with which the management of each business is required to comply. Group businesses are required to maintain systems of internal control, which are appropriate to the nature and scale of their activities and address all significant operational and financial risks that they face. The Board of Reed Elsevier plc has adopted a schedule of matters that are required to be brought to it for decision.

Each business group has identified and evaluated its major risks, the controls in place to manage those risks and the level of residual risk accepted. Risk management and control procedures have been further embedded into the operations of the business, including the monitoring of progress in areas of improvement which came to management and Board attention. The major risks identified include business continuity, protection of IT systems and data, challenges to intellectual property rights, management of strategic and operational change, evaluation and integration of acquisitions, and recruitment and retention of personnel.

The major strategic risks facing the Reed Elsevier plc businesses are considered by the Strategy Committee. Litigation and other legal and regulatory matters are managed by legal directors in Europe and the United States.

The Reed Elsevier plc Audit Committee receives regular reports on the management of material risks and reviews these reports with executive management. The Audit Committee also receives regular reports from both internal and external auditors on internal control matters. In addition, each Business Group is required, at the end of the financial year, to review the effectiveness of its internal controls and report its findings on a detailed basis to the management of Reed Elsevier plc. These reports are summarised and, as part of the annual review of effectiveness, submitted to the Audit Committee of Reed Elsevier plc. The Chairman of the Audit Committee reports to the Board on any significant internal control matters arising.

Elsevier Reed Finance BV

Elsevier Reed Finance BV has established policy guidelines, which are applied for all Elsevier Reed Finance BV companies. The Boards of Elsevier Reed Finance BV have adopted schedules of matters that are required to be brought to them for decision. Procedures are in place for monitoring the activities of the finance group, including a comprehensive treasury reporting system. The major risks affecting the finance group have been identified and evaluated and are subject to regular review. The internal control system of Elsevier Reed Finance BV is reviewed each year by its external auditors. The controls in place to manage these risks and the level of residual risk accepted are monitored by the Boards.

Annual review

As part of the year end procedures, the Boards of Reed International, Elsevier, Reed Elsevier plc and Elsevier Reed Finance BV have reviewed the effectiveness of the systems of internal control during the last financial year.

RESPONSIBILITIES IN RESPECT OF THE FINANCIAL STATEMENTS

The directors of Reed International, Elsevier, Reed Elsevier plc and Elsevier Reed Finance BV are required to prepare financial statements as at the end of each financial period, which give a true and fair view of the state of affairs, and of the profit or loss, of the respective companies and their subsidiaries, joint ventures and associates. They are responsible for maintaining proper accounting records, for safeguarding assets, and for taking reasonable steps to prevent and detect fraud and other irregularities. The directors are also responsible for selecting suitable accounting policies and applying them on a consistent basis, making judgements and estimates that are prudent and reasonable.

Applicable accounting standards have been followed and the Reed Elsevier combined financial statements, which are the responsibility of the directors of Reed International and Elsevier, are prepared using accounting policies which comply with both UK and Dutch Generally Accepted Accounting Principles.

GOING CONCERN

The directors of Reed International and Elsevier, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the financial statements.

16

REMUNERATION COMMITTEE

This report has been prepared by the Remuneration Committee of Reed Elsevier plc and approved by the boards of Reed International and Elsevier.

The Remuneration Committee is responsible for recommending to the board the remuneration (in all its forms), and the terms of the service contracts and all other terms and conditions of employment of the executive directors. The committee also provides advice to the Chief Executive Officer on major policy issues affecting the remuneration of executives at a senior level below the board. The committee draws on external professional advice as necessary in making its recommendations.

The Remuneration Committee, which is chaired by Dr Rolf Stomberg, consists wholly of independent non-executive directors: John Brock, Roelof Nelissen and Rolf Stomberg.

REMUNERATION OF NON-EXECUTIVE DIRECTORS

The remuneration of the non-executive directors is determined by the board with the aid of external professional advice.

The non-executive directors' remuneration consists only of fees.

COMPLIANCE WITH THE BEST PRACTICE PROVISIONS

In designing its performance-related remuneration policy, the Remuneration Committee has complied with Schedule A of the Combined Code – the Principles of Good Governance and Code of Best Practice, issued by the UK Financial Services Authority ("the Combined Code").

In relation to disclosure of directors' remuneration, Reed International, a UK company listed on the London Stock Exchange, has complied with Schedule B of the Combined Code.

REMUNERATION POLICY

In determining its policy on senior executive remuneration, including the directors, the committee's principal objective is to attract, retain and motivate people of the highest calibre and experience needed to shape and execute the strategy and deliver shareholder value in the context of an ever more competitive and increasingly global employment market.

The Remuneration Committee also has regard to, and balances as far as is practicable, the following objectives:

(i) to ensure that it maintains a competitive package of pay and benefits, commensurate with comparable packages available within other multinational companies operating in global markets and, where appropriate, reflecting local practice operating within the country in which an individual director is based;

(ii) to ensure that it encourages enhanced performance by directors and fairly recognises the contribution of individual directors to the attainment of the results of the Reed Elsevier plc group, whilst also encouraging a team approach which will work towards achieving the long term strategic objectives of the Reed Elsevier plc group;

(iii) to link reward to individual director's performance and company performance so as to align the interests of the directors with the shareholders of the parent companies.

The remuneration of executive directors consists of the following elements:

- Base salary, which is based on comparable positions in businesses of similar size and complexity. Salaries are reviewed annually by the Remuneration Committee.

- A variable annual cash bonus, based on achievement of specific realistic but stretching financial and individual performance-related targets. Targets are set at the beginning of the year by the Remuneration Committee. The maximum potential bonus for the European Directors is 60% of basic salary. The maximum potential bonus payable to a US based director is 90% of basic salary.

- Share options, where the directors and other senior executives are granted options annually over shares in Reed International and Elsevier at the market price at the date of grant. The Remuneration Committee approves the grant of any option and sets performance conditions attaching to options.

- A longer term incentive arrangement ("LTIP") under which a one-off grant of options of between 10 and 20 times salary was made during 2000. The LTIPs were granted at market value at the date of grant, and are exercisable after 5 years, subject to the achievement of highly demanding performance conditions.

- Post-retirement benefits, which comprise only pensions, where Reed Elsevier plc group companies have different retirement schemes which apply depending on local competitive market practice, length of service and age of the director. The only element of remuneration that is pensionable is base salary.

SERVICE CONTRACTS

Each of the executive directors has a service contract, the notice periods of which are described below:

(i) M H Armour was appointed a director in July 1996 and his service contract, which is subject to English law, provides for a notice period of twenty-four months.

(ii) C H L Davis was appointed a director in September 1999. His service contract, which is subject to English law, provides for a notice period of twelve months. In the event of loss of employment on a change of control before 1 September 2002, twelve months' salary would be payable to C H L Davis in addition to any other sums payable on termination.

(iii) D J Haank was appointed a director in November 1999. His service contract, which is subject to Dutch law, provides for six months' notice and, in the event of termination without cause by the company, eighteen months' salary and employer's pension contributions would be payable by way of liquidated damages.

(iv) A Prozes was appointed a director in August 2000. His service contract, which is subject to New York law, provides that, in the event of termination without cause by the company, twelve months' base salary would be payable.

(v) G J A van de Aast was appointed a director in December 2000 and his service contract, which is subject to English law, provides for a notice period of twelve months.

The notice periods in respect of individual directors have been reviewed by the Remuneration Committee. The committee believes that as a general rule for future contracts, the notice period should be twelve months, and that the directors should, subject to practice within the country in which the director is based, be required to mitigate their damages in the event of termination. The committee will, however, have regard to local market conditions so as to ensure that the terms offered are appropriate to recruit and retain key executives operating in a global business.

The non-executive directors do not have service contracts.

EXTERNAL APPOINTMENTS

Executive directors may, subject to the approval of the Chairman and the Chief Executive Officer, serve as non-executive directors on the boards of up to two non-associated companies and may retain remuneration arising from such non-executive directorships. The committee believes that the Reed Elsevier plc group can benefit from the broader experience gained by executive directors in such appointments.

EMOLUMENTS OF THE DIRECTORS

The emoluments of the directors of Reed Elsevier plc (including any entitlement to fees or emoluments from either Reed International, Elsevier or Elsevier Reed Finance BV) were as follows:

a) Aggregate emoluments

	£000		€000	
	2001	2000	2001	2000
Salaries and fees	2,790	2,068	4,492	3,391
Benefits	75	66	121	108
Annual performance-related bonuses	1,056	835	1,700	1,368
Pension contributions	218	786	351	1,289
Pension to former director	241	230	388	377
One-off bonuses	–	461	–	757
Compensation and payments in respect of a former director	–	581[i]	–	953[i]
Total	4,380	5,027	7,052	8,243

b) Individual emoluments of executive directors

	£					€				
	Salary	Benefits	Bonus	Total	2000	Salary	Benefits	Bonus	Total	2000
M H Armour	415,002	20,123	163,298	598,423	570,543	668,153	32,398	262,910	963,461	935,690
C H L Davis	810,000	20,324	315,333	1,145,657	1,102,547	1,304,100	32,722	507,686	1,844,508	1,808,177
D J Haank	333,749	10,790	143,023	487,562	345,145	537,336	17,373	230,267	784,976	566,037
A Prozes (from 7.8.2000)	555,555	8,731	380,278	944,564	908,547[i]	894,444	14,057	612,248	1,520,749	1,490,016[i]
G J A van de Aast (from 6.12.2000)	325,000	15,108	54,178	394,286	28,364	523,250	24,324	87,227	634,801	46,516
Salary, benefits and bonus of a former director					135,772[i]					222,665[i]
				3,570,492	3,090,918				5,748,495	5,069,101

(i) Details of salary, benefits, bonus and compensation payments to a former director were set out in the 2000 Remuneration Report.

(ii) Includes a one – off bonus of £461,391 (€756,681) as compensation for loss of bonus from his previous employment.

Taking into account gains of £253,777 (€408,581) on the exercise of share options, A Prozes was the highest paid director in 2001.

c) Pensions

The Remuneration Committee reviews the pension arrangements for the executive directors to ensure that the benefits provided are consistent with those provided by other multinational companies in its principal countries of operation.

The policy for executive directors based in the United Kingdom is to provide pension benefits at a normal retirement age of 60, equivalent to two thirds of base salary in the 12 months prior to retirement, provided they have completed 20 years' service with the Reed Elsevier plc group or at an accrual rate of 1/30th of pensionable salary per annum if employment is for less than 20 years. The target pension for C H L Davis at normal retirement age of 60 is 45% of base salary in the 12 months prior to retirement. In 1989, the Inland Revenue introduced a cap on the amount of pension that can be provided from an approved pension scheme. M H Armour's, G J A van de Aast's and C H L Davis's pension benefits will be provided from a combination of the Reed Elsevier Pension Scheme and the company's unapproved, unfunded pension arrangements.

D J Haank is a member of the Dutch pension scheme, and his pension at normal retirement age of 60 will be up to 70% of his final annual salary.

The target pension for A Prozes, a US based director, is US$265,000 per annum, which becomes payable on retirement only if he completes a minimum of 7 years' service. This pension has no associated contingent benefits for a spouse or dependents, and will be reduced in amount by the value of any other retirement benefits payable by the company or any former employer, other than those attributable to employee contributions.

The pension arrangements for all the directors include life assurance cover whilst in employment, an entitlement to a pension in the event of ill health or disability and, except in the case of A Prozes, a spouse's and/or dependents' pension on death.

The increase in the transfer value of the directors' pension, after deduction of contributions, is shown below:

	£			€		
	Increase in accrued annual pension during the period	Total accrued annual pension as at 31.12.2001	Transfer value increase after deduction of directors' contributions	Increase in accrued annual pension during the period	Total accrued annual pension as at 31.12.2001	Transfer value increase after deduction of directors' contributions
M H Armour	16,497	95,650	176,325	26,560	153,996	283,883
C H L Davis	39,920	89,111	549,662	64,271	143,469	884,956
D J Haank	43,469	119,331	358,574	69,985	192,123	577,304
A Prozes	–	–	–	–	–	–
G J A van de Aast	10,794	11,753	101,756	17,378	18,922	163,827

The transfer value increase in respect of individual directors represents a liability in respect of directors' pension entitlement, and is not an amount paid or payable to the director.

d) Individual emoluments of non-executive directors

	£		€	
	2001	2000	**2001**	2000
J F Brock	35,404	34,220	57,000	56,120
R J Nelissen	35,404	34,304	57,000	56,258
S Perrick	35,404	34,304	57,000	56,258
R W H Stomberg	35,404	34,220	57,000	56,120
M Tabaksblat	173,913	168,202	280,000	275,851
D G C Webster	35,404	34,220	57,000	56,120
	350,933	339,470	565,000	556,727

G J de Boer-Kruyt, a member of the Supervisory Board of Elsevier, received emoluments of £13,354 (€21,500) during the year (2000 £9,832, €16,125).

19

SHARE OPTIONS

Executive directors have been granted options over Reed International and Elsevier shares.

Options over shares in Reed International and Elsevier have been granted under the Reed Elsevier plc Executive Share Option Scheme, in which executive directors and other senior executives participate. The scheme grants options at the market price at the time of grant, which are normally exercisable between three and ten years from the date of grant. Since 1999 all executive share options have been granted subject to the performance condition that the compound growth in the average of the Reed International and Elsevier adjusted EPS (i.e. before exceptional items, amortisation of goodwill and intangible assets and UK tax credit equalisation) in the three years immediately preceding vesting must exceed the compound growth in the average of the UK and Dutch retail price indices by a minimum of 6%.

Grants have also been made over shares in Reed International under the Reed Elsevier plc UK SAYE Scheme, in which all eligible UK employees are invited to participate. The SAYE Scheme grants options at a maximum discount of 20% to the market price at the time of grant, and are normally exercisable after the expiry of three or five years from the date of grant.

The terms of the Reed Elsevier plc schemes have been approved by the shareholders of Reed International.

Under arrangements for Dutch based executives, options to subscribe for Reed International and Elsevier shares have been granted to members of the Elsevier Executive Board and to other senior executives. Prior to 1999 options were granted at the market price at the time of the grant and were exercisable for a period up to five years from the date of grant. Following the introduction of new tax laws in the Netherlands, the committee decided that Dutch based directors and senior executives granted options during 1999 could elect to take either a five year option at an option price representing a premium of 26% to the market price, or a ten year option at market price, or a combination of both. No grants under such arrangements have been made since 1999 and all executive share options are now awarded through the Reed Elsevier plc Executive Share Option Scheme.

LONGER TERM INCENTIVES

Options over shares in Reed International and Elsevier have been granted under the Reed Elsevier plc Senior Executive Long Term Incentive Scheme ("LTIP"). Implementation of the LTIP was approved by shareholders of Reed International and Elsevier at their respective Annual General Meetings in April 2000.

The terms of the LTIP permitted a one off grant of options to be made to executive directors and a limited number of key executives, over Reed International and Elsevier ordinary shares. Grants have been made to key executives responsible for reshaping the business, executing the strategy for growth announced in February 2000 and producing a sustainable improvement in shareholder value. All grants under the LTIP were approved by the Remuneration Committee, and the grant to any one individual ranged from 10 to a maximum value of 20 times salary.

Participants in the LTIP are required to build up a significant personal shareholding in Reed International and/or Elsevier. At executive director level, the requirement is that they should own shares equivalent to 1½ times salary, to be acquired over a reasonable period.

An option under the LTIP may only be exercised during the period 1 January 2005 and 31 December 2005, and then only if the performance targets have been satisfied.

The first performance condition requires the achievement of 20% per annum total shareholder return ("TSR") over three years from a base point of 436.5p per Reed International share and €10.73 for an Elsevier share, being the respective share prices on 2 May 2000. In the event that the required TSR performance is not achieved in the initial three year period, the TSR target will be extended to a maximum of five years with a corresponding increase in the growth requirement over such extended performance period.

The second performance condition requires participants to achieve individual business unit targets over the three financial years 2000-2002.

If the performance targets are not achieved, the entire option will lapse.

Details of options held by directors in the ordinary shares of Reed International and Elsevier as at 31 December 2001, and movements during the period are shown below:

Over shares in Reed International

		1 January 2001	Granted during the year	Option price	Exercised during the year	Market price at exercise date	31 December 2001	Exercisable
M H Armour	– Executive Scheme	59,600		400.75p			59,600	2002-2005
		30,000		585.25p			30,000	2002-2006
		52,000		565.75p			52,000	2002-2007
		66,900		523.00p			66,900	2002-2008
		33,600		537.50p			33,600	2002-2009
		88,202		436.50p			88,202	2003-2010
			62,974	659.00p			62,974	2004-2011
	– LTIP	882,016		436.50p			882,016	2005
	– SAYE Scheme	3,924		430.00p			3,924	2004
Total		1,216,242	62,974				1,279,216	
C H L Davis	– Executive Scheme	160,599		467.00p			160,599	2002-2009
		80,300		467.00p			80,300	2003-2009
		80,300		467.00p			80,300	2004-2009
		171,821		436.50p			171,821	2003-2010
			122,914	659.00p			122,914	2004-2011
	– Nil cost options	535,332		Nil			535,332	2002
	– LTIP	1,718,213		436.50p			1,718,213	2005
	– SAYE Scheme	5,019		336.20p			5,019	2005
Total		2,751,584	122,914				2,874,498	
D J Haank	– Executive Scheme	18,498		677.25p			18,498	2002-2004
		18,497		537.50p			18,497	2002-2009
		51,368		436.50p			51,368	2003-2010
			51,110	659.00p			51,110	2004-2011
	– LTIP	513,680		436.50p			513,680	2005
Total		602,043	51,110				653,153	
A Prozes	– Executive Scheme	188,281		566.00p			188,281	2003-2010
			83,785	659.00p			83,785	2004-2011
	– LTIP	941,406		566.00p			941,406	2005
	– Nil cost options	60,507		Nil	20,169[i]	636.50	40,338	2002-2003
Total		1,190,194	83,785		20,169		1,253,810	
G J A van de Aast	– Executive Scheme	50,940		638.00p			50,940	2003-2010
			49,317	659.00p			49,317	2004-2011
	– LTIP	509,404		638.00p			509,404	2005
Total		560,344	49,317				609,661	

(i) Retained an interest in all of the shares

The middle market price of a Reed International ordinary share during the year was in the range 492p to 700p and at 31 December 2001 was 570p.

Over shares in Elsevier

		1 January 2001	Granted during the year	Option price	Exercised during the year	Market price at exercise date	31 December 2001	Exercisable
M H Armour	– Executive Scheme	20,244		€13.55			20,244	2002-2009
		61,726		€10.73			61,726	2003-2010
			44,882	€14.75			44,882	2004-2011
	– LTIP	617,256		€10.73			617,256	2005
Total		699,226	44,882				744,108	
C H L Davis	– Executive Scheme	95,774		€12.00			95,774	2002-2009
		47,888		€12.00			47,888	2003-2009
		47,888		€12.00			47,888	2004-2009
		120,245		€10.73			120,245	2003-2010
			87,601	€14.75			87,601	2004-2011
	– LTIP	1,202,446		€10.73			1,202,446	2005
	– Nil cost options	319,250		Nil			319,250	2002
Total		1,833,491	87,601				1,921,092	
D J Haank	– Executive Scheme	35,000		€11.93	35,000[i]	€15.35		
		30,000		€14.11			30,000	2002
		30,000		€15.25			30,000	2002-2003
		10,926		€17.07			10,926	2002-2004
		10,925		€13.55			10,925	2002-2009
		35,949		€10.73			35,949	2003-2010
			36,426	€14.75			36,426	2004-2011
	– LTIP	359,485		€10.73			359,485	2005
	– Convertible Debentures	6,540		€16.71[ii]			3,920[iii]	2002
Total		518,825	36,426		35,000		517,631	
A Prozes	– Executive Scheme	131,062		€13.60			131,062	2003-2010
			59,714	€14.75			59,714	2004-2011
	– LTIP	655,310		€13.60			655,310	2005
	– Nil cost options	42,120		Nil	14,040[iv]	€14.38	28,080	2002-2003
Total		828,492	59,714		14,040		874,166	
G J A van de Aast	– Executive Scheme	35,866		€14.87			35,866	2003-2010
			35,148	€14.75			35,148	2004-2011
	– LTIP	358,658		€14.87			358,658	2005
Total		394,524	35,148				429,672	

(i) Retained an interest in 8,000 shares

(ii) Average price

(iii) 2,620 options, at an average option price of €15.56, lapsed unexercised during the year

(iv) Retained an interest in all of the shares

The market price of an Elsevier ordinary share during the year was in the range €10.92 to €15.64 and at 31 December 2001 was €13.28.

The aggregate notional pre-tax gain made by the directors on the exercise of Reed International and Elsevier share options during the year was £328,125 (€528,280).

There have been no changes in the options held by directors over Reed International and Elsevier ordinary shares since 31 December 2001.

INTERESTS IN SHARES

The interests of the directors in the issued share capital of Reed International and Elsevier at the beginning and end of the year are shown below:

	Reed International ordinary shares		Elsevier ordinary shares	
	1 January 2001	31 December 2001	1 January 2001	31 December 2001
M H Armour	2,500	2,500	2,500	2,500
J F Brock	3,000	3,000	–	–
C H L Davis	44,778	74,071	31,099	51,953
D J Haank	–	–	10,880	28,880
R J Nelissen	–	–	5,000	5,000
S Perrick	–	–	–	972
A Prozes	–	43,329	–	30,360
R W H Stomberg	–	–	–	–
M Tabaksblat	–	–	8,000	8,000
G J A van de Aast	–	–	–	7,500
D G C Webster	5,000	5,000	–	–

Any ordinary shares required to fulfil entitlements under nil cost share option grants are provided by the Employee Benefit Trust ("EBT") from market purchases. As a beneficiary under the EBT, each executive director is deemed to be interested in all the shares held by the EBT which, at 31 December 2001, amounted to 2,416,207 Reed International ordinary shares and 1,412,194 Elsevier ordinary shares.

There have been no changes in the interests of the directors in the share capital of Reed International or Elsevier since 31 December 2001.

On behalf of the Board of Reed Elsevier plc

Rolf Stomberg
Chairman of the Remuneration Committee

REED ELSEVIER COMBINED
FINANCIAL STATEMENTS

ACCOUNTING POLICIES

Basis of preparation

The equalisation agreement between Reed International and Elsevier has the effect that their shareholders can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements ("the combined financial statements") represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the parent companies, Reed International and Elsevier ("the combined businesses").

These financial statements are presented under the historical cost convention and in accordance with applicable UK and Dutch Generally Accepted Accounting Principles ("GAAP").

These financial statements form part of the statutory information to be provided by Elsevier, but are not for a legal entity and do not include all the information required to be disclosed by a company in its financial statements under the UK Companies Act 1985 or Dutch Civil Code. Additional information is given in the annual reports and financial statements of the parent companies set out on pages 56 to 81. A list of principal businesses is set out on page 92.

In addition to the figures required to be reported by accounting standards, adjusted profit and operating cash flow figures have been presented as additional performance measures. Adjusted profit is shown before the amortisation of goodwill and intangible assets and exceptional items. Adjusted operating cash flow is measured after dividends from joint ventures, tangible fixed asset spend and proceeds from the sale of tangible fixed assets, but before exceptional payments and proceeds.

Two new UK financial reporting standards have been adopted in the 2001 financial statements: FRS17: Retirement Benefits and FRS19: Deferred Tax. FRS17 requires additional disclosures until full implementation is mandatory in 2003. Although not mandatory for Reed Elsevier until 2002,

FRS19 has been adopted early and balance sheet presentation has been restated accordingly.

Investments

Fixed asset investments in joint ventures and associates are accounted for under the gross equity and equity methods respectively. Other fixed asset investments are stated at cost, less provision, if appropriate, for any impairment in value. Short term investments are stated at the lower of cost and net realisable value.

Foreign exchange translation

The combined financial statements are presented in both pounds sterling and euros.

Balance sheet items are translated at year end exchange rates and profit and loss account items are translated at average exchange rates. Exchange translation differences on foreign equity investments and the related foreign currency net borrowings and on differences between balance sheet and profit and loss account rates are taken to reserves.

Transactions entered into in foreign currencies are recorded at the exchange rates applicable at the time of the transaction. The results of hedging transactions for profit and loss amounts in foreign currency are accounted for in the profit and loss account to match the underlying transaction.

The principal exchange rates used are set out in note 27.

Goodwill and intangible assets

On the acquisition of a subsidiary, associate, joint venture or business, the purchase consideration is allocated between the underlying net tangible and intangible assets on a fair value basis, with any excess purchase consideration representing goodwill.

Acquired goodwill and intangible assets are capitalised and amortised systematically over their estimated useful lives up to a maximum period of 40 years, subject to impairment review. For financial years prior to the year ended 31 December 2001, a maximum period of 20 years was applied. In view of the longevity of the intangible assets and goodwill

relating to the Harcourt publishing businesses acquired in the year, the maximum period has been extended to 40 years and has been applied in respect of these assets. The useful lives of the intangible assets and goodwill relating to previously acquired businesses have been re-assessed and those relating to science and medical publishing have been extended to conform with those of the Harcourt assets with which they are being integrated, with the effect of reducing annual amortisation by £20m/€32m. The longevity of these assets is evidenced by their long established and well regarded brands and imprints, and their characteristically stable market positions.

Intangible assets comprise publishing rights and titles, databases, exhibition rights and other intangible assets, which are stated at fair value on acquisition and are not subsequently revalued.

Tangible fixed assets

Tangible fixed assets are stated in the balance sheet at cost less accumulated depreciation. No depreciation is provided on freehold land.

Freehold buildings and long leases are depreciated over their estimated useful lives. Plant, equipment and computer systems are depreciated on a straight line basis at rates from 5%–33%. Short leases are written off over the duration of the lease.

Finance leases

Assets held under leases which confer rights and obligations similar to those attaching to owned assets are capitalised as tangible fixed assets and the corresponding liability to pay rentals is shown net of interest in the accounts as obligations under finance leases. The capitalised values of the assets are written off on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The interest element of the lease payments is allocated so as to produce a constant periodic rate of charge.

Operating leases

Operating lease rentals are charged to the profit and loss account on a straight line basis over the period of the leases.

ACCOUNTING POLICIES (continued)

Inventories and pre-publication costs

Inventories and pre-publication costs are stated at the lower of cost, including appropriate attributable overheads, and estimated net realisable value. Pre-publication costs, representing costs incurred in the origination of content prior to publication, are expensed systematically over the economic lives of the related products, generally up to five years.

Financial instruments

Payments and receipts on interest rate hedges are accounted for on an accruals basis over the lives of the hedges and included respectively within interest payable and interest receivable in the profit and loss account. Gains and losses on foreign exchange hedges, other than in relation to net currency borrowings hedging equity investments, are recognised in the profit and loss account on maturity of the underlying transaction. Gains and losses on net currency borrowings hedging equity investments are taken to reserves. Gains and losses arising on hedging instruments that are closed out due to the cessation of the underlying exposure are taken directly to the profit and loss account.

Currency swap agreements are valued at exchange rates ruling at the balance sheet date with net gains and losses being included within short term investments or borrowings. Interest payable and receivable arising from the swap is accounted for on an accruals basis over the life of the swap.

Finance costs associated with debt issuances are charged to the profit and loss account over the life of the related borrowings.

Turnover

Turnover represents the invoiced value of sales less anticipated returns on transactions completed by performance, excluding customer sales taxes and sales between the combined businesses.

Sales are recognised for the various revenue sources as follows: subscriptions – over the period of the subscription; circulation – on despatch; advertising – on publication or period of online display; exhibitions – on exhibition date; educational testing contracts – on delivery milestones.

Development spend

Development spend incurred on the launch of new products or services is expensed to the profit and loss account as incurred. The cost of developing application infrastructure and product delivery platforms is capitalised as a tangible fixed asset and written off over the estimated useful life.

Taxation

Deferred taxation is provided in full for timing differences using the liability method. No provision is made for tax which would become payable on the distribution of retained profits by foreign subsidiaries, associates or joint ventures, unless there is an intention to distribute such retained earnings giving rise to a charge. Deferred tax assets are only recognised to the extent that they are considered recoverable in the short term. Deferred taxation balances are not discounted.

Pensions

The expected costs of pensions in respect of defined benefit pension schemes are charged to the profit and loss account so as to spread the cost over the service lives of employees in the schemes. Actuarial surpluses and deficits are allocated over the average expected remaining service lives of employees. Pension costs are assessed in accordance with the advice of qualified actuaries. For defined contribution schemes, the profit and loss account charge represents contributions made.

COMBINED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 2001

	Note	2001 £m	2000 £m	2001 €m	2000 €m
Turnover					
Including share of turnover of joint ventures		4,627	3,836	7,449	6,291
Less: share of turnover of joint ventures		(67)	(68)	(107)	(111)
	1	4,560	3,768	7,342	6,180
Continuing operations before acquisitions		3,902	3,768	6,283	6,180
Acquisitions		658	–	1,059	–
Cost of sales	2	(1,611)	(1,332)	(2,594)	(2,185)
Gross profit		2,949	2,436	4,748	3,995
Operating expenses	2	(2,570)	(2,239)	(4,138)	(3,672)
Before amortisation and exceptional items		(1,974)	(1,659)	(3,178)	(2,721)
Amortisation of goodwill and intangible assets		(498)	(465)	(802)	(762)
Exceptional items	6	(98)	(115)	(158)	(189)
Operating profit (before joint ventures)		379	197	610	323
Continuing operations before acquisitions		331	197	533	323
Acquisitions		48	–	77	–
Share of operating profit of joint ventures		12	13	20	21
Operating profit including joint ventures	1,5	391	210	630	344
Non operating exceptional items					
Net profit on sale of businesses	6	26	85	41	140
Profit on ordinary activities before interest		417	295	671	484
Net interest expense	7	(142)	(103)	(229)	(169)
Profit on ordinary activities before taxation		275	192	442	315
Tax on profit on ordinary activities	8	(148)	(159)	(238)	(261)
Profit on ordinary activities after taxation		127	33	204	54
Minority interests		(1)	–	(2)	–
Profit attributable to parent companies' shareholders	26	126	33	202	54
Equity dividends paid and proposed	9	(269)	(245)	(432)	(402)
Retained loss taken to combined reserves		(143)	(212)	(230)	(348)

ADJUSTED FIGURES

	Note	2001 £m	2000 £m	2001 €m	2000 €m
Adjusted operating profit	1,10	990	793	1,594	1,301
Adjusted profit before tax	10	848	690	1,365	1,132
Adjusted profit attributable to parent companies' shareholders	10	624	511	1,005	838

Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures.

COMBINED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2001

	Note	2001 £m	2000 £m	2001 €m	2000 €m
Net cash inflow from operating activities before exceptional items	11	1,163	907	1,873	1,487
Payments relating to exceptional items charged to operating profit	6	(97)	(94)	(156)	(154)
Net cash inflow from operating activities		1,066	813	1,717	1,333
Dividends received from joint ventures	15	12	6	19	10
Interest and similar income received		113	20	181	33
Interest and similar charges paid		(227)	(124)	(365)	(204)
Returns on investments and servicing of finance		(114)	(104)	(184)	(171)
Taxation before exceptional items		(178)	(141)	(287)	(231)
Exceptional items		141	31	227	51
Taxation		(37)	(110)	(60)	(180)
Purchase of tangible fixed assets		(175)	(141)	(282)	(231)
Purchase of fixed asset investments		(59)	(53)	(95)	(87)
Proceeds from sale of tangible fixed assets		6	3	10	5
Capital expenditure and financial investment		(228)	(191)	(367)	(313)
Acquisitions	11	(2,236)	(861)	(3,599)	(1,412)
Exceptional net proceeds from sale of businesses	6,11	96	153	154	251
Acquisitions and disposals		(2,140)	(708)	(3,445)	(1,161)
Equity dividends paid to shareholders of the parent companies		(255)	(196)	(411)	(321)
Cash outflow before changes in short term investments and financing		(1,696)	(490)	(2,731)	(803)
Decrease/(increase) in short term investments	11	1,169	(1,137)	1,882	(1,865)
Financing	11	537	1,634	865	2,679
Increase in cash	11	10	7	16	11

Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

ADJUSTED FIGURES

	Note	2001 £m	2000 £m	2001 €m	2000 €m
Adjusted operating cash flow	10	1,006	775	1,620	1,271
Adjusted operating cash flow conversion		102%	98%	102%	98%

Reed Elsevier businesses focus on adjusted operating cash flow as the key cash flow measure. Adjusted operating cash flow is measured after dividends from joint ventures, tangible fixed asset spend and proceeds from the sale of tangible fixed assets but before exceptional payments and proceeds. Adjusted operating cash flow conversion expresses adjusted operating cash flow as a percentage of adjusted operating profit.

COMBINED BALANCE SHEET

AS AT 31 DECEMBER 2001

	Note	2001 £m	2000 £m	2001 €m	2000 €m
Fixed assets					
Goodwill and intangible assets	13	6,723	4,127	11,026	6,644
Tangible fixed assets	14	489	416	802	670
Investments	15	241	153	395	247
Investments in joint ventures:					
Share of gross assets		121	137	198	221
Share of gross liabilities		(55)	(65)	(90)	(105)
Share of net assets		66	72	108	116
Other investments		175	81	287	131
		7,453	4,696	12,223	7,561
Current assets					
Inventories and pre-publication costs	16	488	114	801	184
Debtors – amounts falling due within one year	17	999	860	1,638	1,385
Debtors – amounts falling due after more than one year	18	463	206	759	331
Cash and short term investments	19	435	1,594	713	2,566
		2,385	2,774	3,911	4,466
Creditors: amounts falling due within one year	20	(4,134)	(3,379)	(6,780)	(5,441)
Net current liabilities		(1,749)	(605)	(2,869)	(975)
Total assets less current liabilities		5,704	4,091	9,354	6,586
Creditors: amounts falling due after more than one year	21	(2,502)	(873)	(4,103)	(1,406)
Provisions for liabilities and charges	24	(280)	(170)	(459)	(273)
Minority interests		(5)	(7)	(8)	(11)
Net assets		2,917	3,041	4,784	4,896
Capital and reserves					
Combined share capitals		184	185	302	298
Combined share premium accounts		1,629	1,621	2,672	2,610
Combined reserves		1,104	1,235	1,810	1,988
Combined shareholders' funds	26	2,917	3,041	4,784	4,896

Approved by the Boards of Reed International P.L.C. and Elsevier NV, 20 February 2002.

COMBINED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 £m	2000 £m	2001 €m	2000 €m
Profit attributable to parent companies' shareholders	126	33	202	54
Exchange translation differences	(3)	113	83	150
Total recognised gains and losses for the year	123	146	285	204

COMBINED SHAREHOLDERS' FUNDS RECONCILIATION

FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 £m	2000 £m	2001 €m	2000 €m
Profit attributable to parent companies' shareholders	126	33	202	54
Equity dividends paid and proposed	(269)	(245)	(432)	(402)
Issue of ordinary shares, net of expenses	22	1,285	35	2,107
Exchange translation differences	(3)	113	83	150
Net (decrease)/increase in combined shareholders' funds	(124)	1,186	(112)	1,909
Combined shareholders' funds at 1 January	3,041	1,855	4,896	2,987
Combined shareholders' funds at 31 December	2,917	3,041	4,784	4,896

1   SEGMENT ANALYSIS

	Turnover		Operating profit		Adjusted operating profit		Capital employed	
	2001 £m	2000 £m	2001 £m	2000 £m	2001 £m	2000 £m	2001 £m	2000 £m
Business segment								
Science & Medical	1,024	693	210	140	344	252	1,506	286
Legal	1,330	1,201	59	(8)	267	237	2,512	2,443
Education	579	202	95	19	132	40	1,921	144
Business	1,627	1,672	27	59	247	264	1,075	1,205
Total	4,560	3,768	391	210	990	793	7,014	4,078
Included above in respect of the Harcourt acquired businesses:								
Science & Medical	242	–	29	–	56	–	1,245	–
Education	376	–	61	–	88	–	1,760	–
Geographical origin								
North America	2,695	2,098	47	(89)	482	335	6,021	3,128
United Kingdom	795	734	154	109	207	191	553	476
The Netherlands	416	399	129	127	163	136	(53)	(62)
Rest of Europe	445	356	51	57	108	102	460	506
Rest of World	209	181	10	6	30	29	33	30
Total	4,560	3,768	391	210	990	793	7,014	4,078

	Turnover		Operating profit		Adjusted operating profit		Capital employed	
	2001 €m	2000 €m	2001 €m	2000 €m	2001 €m	2000 €m	2001 €m	2000 €m
Business segment								
Science & Medical	1,649	1,137	338	230	554	413	2,470	460
Legal	2,141	1,970	95	(13)	430	389	4,120	3,933
Education	932	331	153	31	212	66	3,150	232
Business	2,620	2,742	44	96	398	433	1,763	1,941
Total	7,342	6,180	630	344	1,594	1,301	11,503	6,566
Included above in respect of the Harcourt acquired businesses:								
Science & Medical	390	–	47	–	90	–	2,042	–
Education	605	–	98	–	142	–	2,886	–
Geographical origin								
North America	4,339	3,441	76	(146)	776	549	9,874	5,036
United Kingdom	1,280	1,204	248	179	333	313	907	766
The Netherlands	670	654	208	208	262	223	(87)	(100)
Rest of Europe	716	584	82	93	174	167	754	815
Rest of World	337	297	16	10	49	49	55	49
Total	7,342	6,180	630	344	1,594	1,301	11,503	6,566

Adjusted operating profit is presented as an additional performance measure and is shown after share of operating profit of joint ventures and before amortisation of goodwill and intangible assets and exceptional items.

The Harcourt acquired businesses contributed £565m/€910m of turnover, £95m/€153m of operating profit and £136m/€219m of adjusted operating profit originating in North America.

Turnover is analysed before the £67m/€107m (2000 £68m/€111m) share of joint ventures' turnover, of which £17m/€27m (2000 £21m/€34m) relates to the Legal segment, principally to Giuffrè, and £50m/€80m (2000 £47m/€77m) relates to the Business segment, principally to exhibition joint ventures.

Share of operating profit in joint ventures of £12m/€20m (2000 £13m/€21m) comprises £3m/€5m (2000 £4m/€6m) relating to the Legal segment and £9m/€15m (2000 £9m/€15m) relating to the Business segment.

1 SEGMENT ANALYSIS (continued)

	2001 £m	2000 £m	2001 €m	2000 €m
Analysis of turnover by geographical market				
North America	2,765	2,152	4,452	3,529
United Kingdom	557	521	897	855
The Netherlands	224	234	361	384
Rest of Europe	587	478	945	784
Rest of World	427	383	687	628
Total	4,560	3,768	7,342	6,180

The Harcourt acquired businesses contributed £535m/€861m of turnover by geographical market in North America.

	2001 £m	2000 £m	2001 €m	2000 €m
Reconciliation of capital employed to combined shareholders' funds				
Capital employed	7,014	4,078	11,503	6,566
Taxation	(634)	(427)	(1,041)	(688)
Dividends and net interest	(229)	(170)	(374)	(274)
Net borrowings	(3,229)	(433)	(5,296)	(697)
Minority interests	(5)	(7)	(8)	(11)
Combined shareholders' funds	2,917	3,041	4,784	4,896

	Depreciation		Amortisation		Capital expenditure	
	2001 £m	2000 £m	2001 £m	2000 £m	2001 £m	2000 £m
Business segment						
Science & Medical	23	17	106	98	35	26
Legal	62	60	191	168	89	72
Education	7	3	35	14	14	3
Business	40	38	169	188	40	43
Total	132	118	501	468	178	144
Included above in respect of the Harcourt acquired businesses:						
Science & Medical	2	–	14	–	2	–
Education	4	–	21	–	10	–

	Depreciation		Amortisation		Capital expenditure	
	2001 €m	2000 €m	2001 €m	2000 €m	2001 €m	2000 €m
Business segment						
Science & Medical	37	28	171	161	56	43
Legal	100	98	308	276	143	118
Education	11	5	56	23	23	5
Business	65	63	272	308	65	70
Total	213	194	807	768	287	236
Included above in respect of the Harcourt acquired businesses:						
Science & Medical	3	–	23	–	3	–
Education	6	–	34	–	16	–

2 COST OF SALES AND OPERATING EXPENSES

	Before amortisation and exceptional items £m	Amortisation of goodwill and intangible assets £m	Exceptional items £m	2001 Total £m	Before amortisation and exceptional items £m	Amortisation of goodwill and intangible assets £m	Exceptional items £m	2000 Total £m
Cost of sales								
Continuing operations	1,361	–	–	1,361	1,332	–	–	1,332
Acquisitions	250	–	–	250	–	–	–	–
Total	1,611	–	–	1,611	1,332	–	–	1,332
Distribution and selling costs								
Continuing operations	902	–	–	902	884	–	–	884
Acquisitions	126	–	–	126	–	–	–	–
	1,028	–	–	1,028	884	–	–	884
Administrative expenses								
Continuing operations	813	436	59	1,308	775	465	115	1,355
Acquisitions	133	62	39	234	–	–	–	–
	946	498	98	1,542	775	465	115	1,355
Operating expenses								
Continuing operations	1,715	436	59	2,210	1,659	465	115	2,239
Acquisitions	259	62	39	360	–	–	–	–
Total	1,974	498	98	2,570	1,659	465	115	2,239

	Before amortisation and exceptional items €m	Amortisation of goodwill and intangible assets €m	Exceptional items €m	2001 Total €m	Before amortisation and exceptional items €m	Amortisation of goodwill and intangible assets €m	Exceptional items €m	2000 Total €m
Cost of sales								
Continuing operations	2,191	–	–	2,191	2,185	–	–	2,185
Acquisitions	403	–	–	403	–	–	–	–
Total	2,594	–	–	2,594	2,185	–	–	2,185
Distribution and selling costs								
Continuing operations	1,453	–	–	1,453	1,450	–	–	1,450
Acquisitions	202	–	–	202	–	–	–	–
	1,655	–	–	1,655	1,450	–	–	1,450
Administrative expenses								
Continuing operations	1,309	702	95	2,106	1,271	762	189	2,222
Acquisitions	214	100	63	377	–	–	–	–
	1,523	802	158	2,483	1,271	762	189	2,222
Operating expenses								
Continuing operations	2,762	702	95	3,559	2,721	762	189	3,672
Acquisitions	416	100	63	579	–	–	–	–
Total	3,178	802	158	4,138	2,721	762	189	3,672

3 PERSONNEL

	At 31 December	Average during the year	
NUMBER OF PEOPLE EMPLOYED	2001	2001	2000
Business segment			
Science & Medical	**6,200**	**5,200**	3,700
Legal	**13,300**	**12,700**	11,200
Education	**5,600**	**3,400**	1,500
Business	**11,900**	**13,300**	12,500
Total	**37,000**	**34,600**	28,900
Included above in respect of the Harcourt acquired businesses:			
Science & Medical	**2,000**	**1,000**	–
Education	**4,100**	**1,900**	–
Geographical location			
North America	**21,400**	**18,900**	14,800
United Kingdom	**6,200**	**6,100**	5,700
The Netherlands	**2,900**	**3,000**	3,000
Rest of Europe	**3,800**	**3,700**	3,000
Rest of World	**2,700**	**2,900**	2,400
Total	**37,000**	**34,600**	28,900

4 PENSION SCHEMES

A number of pension schemes are operated around the world. The major schemes are of the defined benefit type with assets held in separate trustee administered funds. The two largest schemes, which cover the majority of employees, are in the UK and US. The main UK scheme was subject to a valuation by Watson Wyatt Partners as at 5 April 2000. The main US scheme was subject to a valuation by Towers Perrin as at 1 January 2001.

The principal valuation assumptions for the main UK scheme were:

Actuarial method	Projected unit method
Annual rate of return on investments	6.60%
Annual increase in total pensionable remuneration	5.00%
Annual increase in present and future pensions in payment	3.00%

The principal valuation assumptions used for the US scheme were a rate of return on investments of 8%, increase in pensionable remuneration of 4.5%, and increase in present and future pensions in payment of 3%.

The actuarial values placed on scheme assets were sufficient to cover 121% and 114% of the benefits that had accrued to members of the main UK and US schemes, respectively. Actuarial surpluses are spread as a level amount over the average remaining service lives of current employees. The market values of the schemes' assets at the valuation dates, excluding assets held in respect of members' additional voluntary contributions, were £1,723m/€2,826m, and £266m/€437m in respect of the UK and US schemes, respectively.

Assessments for accounting purposes in respect of other schemes, including the Netherlands scheme, have been carried out by external qualified actuaries using prospective benefit methods with the objective that current and future charges remain a stable percentage of pensionable payroll. The principal actuarial assumptions adopted in the assessments of these other schemes are that, over the long term, investment returns will marginally exceed the annual increase in pensionable remuneration and in present and future pensions. The actuarial value of assets of the schemes approximated to the aggregate benefits that had accrued to members, after allowing for expected future increases in pensionable remuneration and pensions in course of payment.

The net pension charge was £39m/€63m (2000 £35m/€57m), including a net £nil/€nil (2000 £1m/€2m) SSAP24 credit related to the main UK scheme. The net SSAP24 credit on the main UK scheme comprises a regular cost of £24m/€39m (2000 £23m/€38m), offset by amortisation of the net actuarial surplus of £24m/€39m (2000 £24m/€40m). Pension contributions made in the year amounted to £39m/€63m (2000 £36m/€59m). A prepayment of £128m/€210m (2000 £128m/€206m) is included in debtors falling due after more than one year, representing the excess of the pension credit to the profit and loss account since 1988 over the amounts funded to the main UK scheme.

4 PENSION SCHEMES (continued)

Pension costs are accounted for in accordance with the UK accounting standard, SSAP24. A new UK financial reporting standard, FRS17: Retirement Benefits, will, with effect from the 2003 financial year, introduce new accounting policies in respect of pension arrangements. FRS17 also requires additional information to be disclosed in the intervening period on pension assets and liabilities (with effect from the 2001 financial year), as set out below, and pension expense (with effect from the 2002 financial year) based on methodologies set out in the standard which are different from those used by the scheme actuaries in determining funding arrangements.

The assumed rates of return on scheme assets, the market value of those assets and the present value of the scheme liabilities at 31 December 2001 based on the methodologies and presentation prescribed by FRS17 were as follows:

	Main UK Scheme			Aggregate of Schemes		
	Assumed rate of return on assets			Assumed rate of return on assets		
	%	£m	€m	%	£m	€m
Equities	7.20%	991	1,625	7.70%	1,267	2,078
Bonds	5.00%	502	823	5.50%	721	1,182
Other	4.00%	73	120	4.00%	81	133
Total fair value of assets		1,566	2,568		2,069	3,393
Present value of scheme liabilities		(1,316)	(2,158)		(1,872)	(3,070)
Surplus		250	410		197	323
Related deferred tax		(75)	(123)		(57)	(93)
Net pension asset		175	287		140	230

The net pension asset is stated after deducting liabilities in respect of unfunded schemes.

The principal assumptions made in valuing pension scheme liabilities for the purposes of FRS17 are:

	Main UK Scheme	Aggregate of Schemes
Inflation	2.50%	2.50%
Rate of increase in salaries	4.50%	4.40%
Rate of increase in pensions in payment	2.50%	2.50%
Discount rate	5.50%	5.90%

The combined profit and loss reserves as at 31 December 2001 of £1,104m/€1,810m would have been £1,154m/€1,892m had the accounting requirements of FRS17 applied in the 2001 financial year.

5 OPERATING PROFIT

Operating profit is stated after the following:

	Note	2001 £m	2000 £m	2001 €m	2000 €m
Hire of plant and machinery		7	12	11	20
Other operating lease rentals		87	71	140	116
Depreciation (including £4m/€6m (2000 £4m/€7m) in respect of assets held under finance leases)		132	118	213	194
Amortisation of goodwill and intangible assets		498	465	802	762
Amortisation of goodwill and intangible assets in joint ventures		3	3	4	6
Total amortisation		501	468	806	768
Staff costs					
Wages and salaries		1,207	979	1,943	1,606
Social security costs		119	100	192	164
Pensions	4	39	35	63	57
Total staff costs		1,365	1,114	2,198	1,827
Auditors' remuneration					
For audit services		2.5	1.9	4.0	3.1
For non audit services		3.4	2.6	5.5	4.3

Included in auditors' remuneration for non audit services is £1.0m/€1.6m (2000 £1.5m/€2.5m) paid to Deloitte & Touche and its associates in the UK. Non audit fees paid to Deloitte & Touche principally relate to accounting services and tax advice in connection with Harcourt and other acquisitions and disposals.

Information on directors' remuneration, share options, longer term incentive plans, pension contributions and entitlements is set out in the Reed Elsevier plc Remuneration Report on pages 17 to 23 and forms part of these financial statements.

6 EXCEPTIONAL ITEMS

	Note	2001 £m	2000 £m	2001 €m	2000 €m
Reorganisation costs	(i)	(35)	(77)	(56)	(126)
Acquisition related costs	(ii)	(63)	(38)	(102)	(63)
Charged to operating profit		(98)	(115)	(158)	(189)
Net profit on sale of businesses	(iii)	26	85	41	140
Exceptional charge before tax		(72)	(30)	(117)	(49)
Net tax credit	(iv)	81	20	130	33
Total exceptional credit/(charge)		9	(10)	13	(16)

(i) Reorganisation costs relate to headcount reduction, principally in the Business division, and comprise employee severance. Reorganisation costs in 2000 related to the major programme of reorganisation commenced in 1999.

(ii) Acquisition related costs include employee severance and property rationalisation costs arising on the integration of Harcourt and other recent acquisitions, and £9m/€14m of exceptional costs relating to the financing of the tender offer.

(iii) The net profit on sale of businesses relates primarily to the disposals of OAG Worldwide, Cahners Travel Group, Bowker and certain training businesses in the Netherlands.

(iv) The net tax credit includes taxes recoverable in respect of disposals and prior period reorganisation costs.

Cash flows in respect of exceptional items were as follows:

	2001 £m	2000 £m	2001 €m	2000 €m
Reorganisation costs	(41)	(76)	(66)	(125)
Acquisition related costs	(51)	(9)	(82)	(15)
Other	(5)	(9)	(8)	(14)
Exceptional operating cash outflow	(97)	(94)	(156)	(154)
Net proceeds from sale of businesses	96	153	154	251
Exceptional cash (outflow)/inflow before tax	(1)	59	(2)	97
Exceptional tax cash inflow	141	31	227	51
Total exceptional cash inflow	140	90	225	148

Cash flows in respect of acquisition related costs in 2000 are stated net of proceeds of £26m/€43m from a property disposal.

7 NET INTEREST EXPENSE

	2001 £m	2000 £m	2001 €m	2000 €m
Interest receivable and similar income	107	26	172	43
Interest payable and similar charges				
Promissory notes and bank loans	(102)	(83)	(164)	(136)
Other loans	(90)	(45)	(145)	(74)
Other interest and similar charges	(57)	(1)	(92)	(2)
Total	(142)	(103)	(229)	(169)
Interest cover (times)	7	8	7	8

Interest receivable and payable include offsetting exceptional amounts of £48m/€77m principally arising on interest rate and currency hedging arrangements in respect of the Harcourt transaction.

Interest cover is calculated as the number of times adjusted operating profit is greater than the net interest expense.

8 TAX ON PROFIT ON ORDINARY ACTIVITIES

	2001 £m	2000 £m	2001 €m	2000 €m
Current tax				
United Kingdom	62	60	100	98
The Netherlands	79	54	127	89
Rest of World	81	46	130	75
Total current tax	222	160	357	262
Deferred tax				
Origination and reversal of timing differences	25	(5)	40	(8)
Changes in recoverable amounts of deferred tax assets	(104)	–	(167)	–
Sub-total	143	155	230	254
Share of tax attributable to joint ventures	5	4	8	7
Total	148	159	238	261

The current tax charge for the year is high as a proportion of profit before tax principally due to non tax-deductible amortisation. A reconciliation of the notional current tax charge based on average standard rates of tax (weighted in proportion to accounting profits) to the actual current tax charge is set out below:

	2001 £m	2000 £m	2001 €m	2000 €m
Profit on ordinary activities before tax	275	192	442	315
Tax at average standard rates	62	49	100	80
Net impact of amortisation of goodwill and intangible assets	119	102	192	167
Permanent differences and other items	66	4	106	7
Reversal of timing differences	(25)	5	(41)	8
Current tax charge	222	160	357	262

9 EQUITY DIVIDENDS PAID AND PROPOSED

	2001 £m	2000 £m	2001 €m	2000 €m
Reed International	132	123	211	202
Elsevier	137	122	221	200
Total	269	245	432	402

Dividends comprise the total dividend for Reed International of 10.5p (2000 10.0p) per ordinary share and the total dividend for Elsevier of €0.30 (2000 €0.28) per ordinary share.

Dividends paid to Reed International and Elsevier shareholders are equalised at the gross level inclusive of the UK tax credit of 10% received by certain Reed International shareholders. The cost of funding the Reed International dividends is, therefore, similar to or lower than that of Elsevier.

10 ADJUSTED FIGURES

Adjusted profit and cash flow figures are used by the Reed Elsevier businesses as additional performance measures. The adjusted figures are derived as follows:

	2001 £m	2000 £m	2001 €m	2000 €m
Operating profit including joint ventures	391	210	630	344
Adjustments:				
Amortisation of goodwill and intangible assets	501	468	806	768
Reorganisation costs	35	77	56	126
Acquisition related costs	63	38	102	63
Adjusted operating profit	990	793	1,594	1,301
Profit before tax	275	192	442	315
Adjustments:				
Amortisation of goodwill and intangible assets	501	468	806	768
Reorganisation costs	35	77	56	126
Acquisition related costs	63	38	102	63
Net profit on sale of businesses	(26)	(85)	(41)	(140)
Adjusted profit before tax	848	690	1,365	1,132
Profit attributable to parent companies' shareholders	126	33	202	54
Adjustments:				
Amortisation of goodwill and intangible assets	507	468	816	768
Reorganisation costs	3	53	5	86
Acquisition related costs	33	33	54	55
Net profit on sale of businesses	(45)	(76)	(72)	(125)
Adjusted profit attributable to parent companies' shareholders	624	511	1,005	838
Net cash inflow from operating activities	1,066	813	1,717	1,333
Dividends received from joint ventures	12	6	19	10
Purchase of tangible fixed assets	(175)	(141)	(282)	(231)
Proceeds from sale of tangible fixed assets	6	3	10	5
Payments in relation to exceptional items charged to operating profit	97	94	156	154
Adjusted operating cash flow	1,006	775	1,620	1,271

11 CASH FLOW STATEMENT

Reconciliation of operating profit to net cash inflow from operating activities

	Note	2001 £m	2000 £m	2001 €m	2000 €m
Operating profit (before joint ventures)		379	197	610	323
Exceptional charges to operating profit	6	98	115	158	189
Operating profit before exceptional items		477	312	768	512
Amortisation of goodwill and intangible assets		498	465	802	762
Depreciation		132	118	213	194
Net SSAP24 pension credit	4	–	(1)	–	(2)
Total non cash items		630	582	1,015	954
Increase in inventories and pre-publication costs		(48)	(3)	(77)	(5)
Decrease/(increase) in debtors		156	(110)	251	(181)
(Decrease)/increase in creditors		(52)	126	(84)	207
Movement in working capital		56	13	90	21
Net cash inflow from operating activities before exceptional items		1,163	907	1,873	1,487
Payments relating to exceptional items charged to operating profit	6	(97)	(94)	(156)	(154)
Net cash inflow from operating activities		1,066	813	1,717	1,333

Acquisitions

	Note	2001 £m	2000 £m	2001 €m	2000 €m
Purchase of businesses	12	(3,222)	(848)	(5,187)	(1,391)
Net proceeds from on-sale of Harcourt Higher Education and Corporate & Professional Services businesses	12	1,185	–	1,908	–
Payment of Harcourt change of control and other non operating liabilities assumed		(156)	–	(251)	–
Deferred consideration of prior year acquisitions		(43)	(13)	(69)	(21)
Total		(2,236)	(861)	(3,599)	(1,412)

The Harcourt businesses, acquired on 12 July 2001 (see note 12), contributed £283m/€456m to net cash inflow from operating activities and paid £12m/€19m in respect of capital expenditure for the part year under Reed Elsevier ownership. Other acquisitions contributed £3m/€5m to net cash inflow from operating activities.

Exceptional sale of businesses

	2001 £m	2000 £m	2001 €m	2000 €m
Goodwill and intangible assets	61	35	98	57
Net tangible assets	15	44	24	73
	76	79	122	130
Net profit on sale	26	85	41	140
Consideration in respect of sale of businesses, net of expenses	102	164	163	270
Net amounts receivable	(6)	(11)	(9)	(19)
Net cash inflow	96	153	154	251

11 CASH FLOW STATEMENT (continued)

Financing

	2001 £m	2000 £m	2001 €m	2000 €m
Net movement in promissory notes and bank loans	(454)	304	(731)	499
Repayment of other loans	(84)	(155)	(135)	(254)
Issuance of other loans	1,069	202	1,721	331
Repayment of finance leases	(5)	(4)	(8)	(7)
	526	347	847	569
Issue of ordinary shares	11	1,287	18	2,110
Total	537	1,634	865	2,679

The issuance of other loans relates primarily to global notes issued by a wholly owned US subsidiary of Reed Elsevier plc, comprising US$550m 6.125% notes due in 2006, €500m 5.750% notes due in 2008, and US$550m 6.750% notes due in 2011. The issuance of other loans in 2000 related to a US$300m Swiss Domestic Bond.

The repayment of other loans relates primarily to the repurchase of Public Notes with a nominal value of US$97m. The repayment of other loans in 2000 related primarily to US$100m of Private Placements and US$150m of Medium Term Notes which matured in the year.

Reconciliation of net borrowings

	Cash £m	Short term investments £m	Borrowings £m	2001 £m	2000 £m
Net borrowings at 1 January	85	1,509	(2,027)	(433)	(1,066)
Increase in cash	10	–	–	10	7
(Decrease)/increase in short term investments	–	(1,169)	–	(1,169)	1,137
Increase in borrowings	–	–	(526)	(526)	(347)
Change in net borrowings resulting from cash flows	10	(1,169)	(526)	(1,685)	797
Borrowings in acquired businesses	–	–	(1,042)	(1,042)	(48)
Inception of finance leases	–	–	(3)	(3)	(3)
Exchange translation differences	1	(1)	(66)	(66)	(113)
Net borrowings at 31 December	96	339	(3,664)	(3,229)	(433)

	Cash €m	Short term investments €m	Borrowings €m	2001 €m	2000 €m
Net borrowings at 1 January	137	2,429	(3,263)	(697)	(1,717)
Increase in cash	16	–	–	16	11
(Decrease)/increase in short term investments	–	(1,882)	–	(1,882)	1,865
Increase in borrowings	–	–	(847)	(847)	(569)
Change in net borrowings resulting from cash flows	16	(1,882)	(847)	(2,713)	1,307
Borrowings in acquired businesses	–	–	(1,677)	(1,677)	(79)
Inception of finance leases	–	–	(5)	(5)	(5)
Exchange translation differences	4	9	(217)	(204)	(203)
Net borrowings at 31 December	157	556	(6,009)	(5,296)	(697)

Net borrowings comprise cash and short term investments, loan capital, finance leases, promissory notes and bank and other loans, and are analysed further in notes 19 to 22.

The borrowings in acquired businesses principally comprise the public term debt with a nominal value totalling US$842m and other borrowings assumed of Harcourt General, Inc. Of the Harcourt General, Inc public term debt at acquisition, US$150m matured within one year, US$192m between five and ten years and US$500m after more than ten years, with coupon rates of between 6.5% and 8.875%.

12 ACQUISITIONS

During the year a number of acquisitions were made for a total consideration amounting to £3,242m/€5,219m, after taking account of borrowings of £1,042m/€1,677m and net cash acquired of £4m/€6m.

On 12 July 2001, Reed Elsevier plc acquired, through a US subsidiary, Reed Elsevier Inc., the whole of the common stock and Series A cumulative convertible stock of Harcourt General, Inc for US$4.45 billion. On 13 July 2001, Reed Elsevier Inc. sold the Harcourt Higher Education business and the Corporate & Professional Services businesses (other than educational and clinical testing) to The Thomson Corporation for US$2.06 billion before estimated tax payable of US$0.5 billion. Following the on-sale, Reed Elsevier Inc. has acquired Harcourt's Science, Technical & Medical (STM) business and its Schools Education and Testing businesses.

A summary of the estimated fair value of the consideration paid for Harcourt General, Inc and the assets and liabilities acquired is set out below.

	Notes	Book value on acquisition £m	Fair value adjustments £m	Fair value £m
Goodwill	(i)	493	758	1,251
Intangible fixed assets	(ii)	25	1,633	1,658
Tangible fixed assets		54	–	54
Investments		70	–	70
Business held for resale	(iii)	523	536	1,059
Current assets	(iv)	702	(56)	646
Current liabilities		(311)	–	(311)
Borrowings	(v)	(1,005)	(35)	(1,040)
Current and deferred tax	(vi)	18	(33)	(15)
Other net liabilities	(vii)	(269)	(19)	(288)
Net assets acquired		300	2,784	3,084
Consideration	(viii)			3,084
Less: amounts deferred from prior year				(20)
Net cash flow				3,064

	Notes	Book value on acquisition €m	Fair value adjustments €m	Fair value €m
Goodwill	(i)	794	1,220	2,014
Intangible fixed assets	(ii)	40	2,629	2,669
Tangible fixed assets		87	–	87
Investments		113	–	113
Business held for resale	(iii)	842	863	1,705
Current assets	(iv)	1,130	(90)	1,040
Current liabilities		(501)	–	(501)
Borrowings	(v)	(1,618)	(56)	(1,674)
Current and deferred tax	(vi)	29	(53)	(24)
Other net liabilities	(vii)	(433)	(31)	(464)
Net assets acquired		483	4,482	4,965
Consideration	(viii)			4,965
Less: amounts deferred from prior year				(32)
Net cash flow				4,933

(i)   The fair value of goodwill reflects the excess of the consideration paid over the fair value of the net tangible and intangible assets acquired.

(ii)   The fair value of intangible assets acquired is based on a valuation exercise carried out by independent qualified valuers.

(iii)   The businesses held for resale relate to those on-sold to The Thomson Corporation and are stated at the estimated net realisable proceeds after taxes payable and separation and other expenses.

(iv)   The fair value adjustment to current assets relates to a conforming of accounting practices across the businesses, principally with respect to the level of internal labour deferred in pre-publication costs.

(v)   The Harcourt General, Inc publicly traded debt has been restated at market based value on acquisition.

(vi)   The fair value adjustment for current and deferred tax balances relates to the recognition of deferred tax assets at amounts considered recoverable in the short term.

(vii)   The other net liabilities on acquisition include £103m/€166m in respect of change of control arrangements and transaction costs incurred by Harcourt General, Inc and £124m/€200m in respect of General Cinema lease obligations and other non operating liabilities assumed.

(viii)   Consideration is stated after £26m/€42m of acquisition costs.

The fair values included above represent estimates following a preliminary valuation exercise. Final values will be incorporated into the 2002 financial statements.

12 ACQUISITIONS (continued)

Proforma turnover and adjusted operating profit for the Harcourt STM and Education and Testing businesses for the two years ended 31 December 2001, which have been prepared on the basis of Reed Elsevier's accounting policies and as if the acquisition of Harcourt had taken place on 1 January 2000, are set out below.

	2001 £m	2000 £m	2001 €m	2000 €m
Turnover				
STM	481	451	774	740
Education and Testing	769	656	1,238	1,076
	1,250	1,107	2,012	1,816
Adjusted operating profit				
STM	107	103	172	169
Education and Testing	153	129	246	212
	260	232	418	381

From the beginning of the Harcourt General, Inc financial year, 1 November 2000, to 12 July 2001, the Harcourt STM business and Education and Testing businesses together reported, on the basis of Harcourt's US GAAP accounting policies, turnover of £746m/€1,209m and operating profit of £41m/€66m. For the previous Harcourt General financial year ended 31 October 2000, the businesses reported under US GAAP operating profit of £182m/€295m.

The fair values of the consideration paid for other acquisitions in the year, the most significant of which were Courtlink and Classroom Connect, and the assets and liabilities acquired, which are provisional pending the completion of fair value assessments in 2002, are summarised below:

	Book value on acquisition £m	Fair value adjustments £m	Fair value £m
Goodwill	–	177	177
Intangible fixed assets	–	11	11
Tangible fixed assets	8	(2)	6
Current assets	10	–	10
Current liabilities	(27)	–	(27)
Borrowings	(2)	–	(2)
Net assets acquired	(11)	186	175
Consideration (after taking account of £4m net cash acquired)			175
Less: transferred from investments			(13)
Less: deferred to future years			(4)
Net cash flow			158

	Book value on acquisition €m	Fair value adjustments €m	Fair value €m
Goodwill	–	285	285
Intangible fixed assets	–	18	18
Tangible fixed assets	13	(3)	10
Current assets	16	–	16
Current liabilities	(44)	–	(44)
Borrowings	(3)	–	(3)
Net assets acquired	(18)	300	282
Consideration (after taking account of €6m net cash acquired)			282
Less: transferred from investments			(21)
Less: deferred to future years			(7)
Net cash flow			254

13 GOODWILL AND INTANGIBLE ASSETS

	Goodwill £m	Intangible assets £m	Total £m	Goodwill €m	Intangible assets €m	Total €m
Cost						
At 1 January 2001	3,730	3,508	7,238	6,005	5,648	11,653
Acquisitions	1,428	1,669	3,097	2,299	2,687	4,986
Sale of businesses	(384)	(654)	(1,038)	(618)	(1,053)	(1,671)
Exchange translation differences	61	50	111	243	218	461
At 31 December 2001	4,835	4,573	9,408	7,929	7,500	15,429
Accumulated amortisation						
At 1 January 2001	1,478	1,633	3,111	2,380	2,629	5,009
Sale of businesses	(355)	(622)	(977)	(572)	(1,001)	(1,573)
Charge for the year	332	166	498	535	267	802
Exchange translation differences	23	30	53	81	84	165
At 31 December 2001	1,478	1,207	2,685	2,424	1,979	4,403
Net book amount						
At 1 January 2001	2,252	1,875	4,127	3,625	3,019	6,644
At 31 December 2001	3,357	3,366	6,723	5,505	5,521	11,026

14 TANGIBLE FIXED ASSETS

	Land and buildings £m	Plant, equipment and computer systems £m	Total £m	Land and buildings €m	Plant, equipment and computer systems €m	Total €m
Cost						
At 1 January 2001	168	826	994	270	1,330	1,600
Acquisitions	50	115	165	81	185	266
Capital expenditure	10	168	178	16	271	287
Disposals	(17)	(149)	(166)	(27)	(240)	(267)
Exchange translation differences	2	9	11	9	43	52
At 31 December 2001	213	969	1,182	349	1,589	1,938
Accumulated depreciation						
At 1 January 2001	56	522	578	90	840	930
Acquisitions	22	83	105	35	134	169
Disposals	(11)	(119)	(130)	(18)	(191)	(209)
Charge for the year	7	125	132	11	202	213
Exchange translation differences	1	7	8	5	28	33
At 31 December 2001	75	618	693	123	1,013	1,136
Net book amount						
At 1 January 2001	112	304	416	180	490	670
At 31 December 2001	138	351	489	226	576	802

At 31 December 2001 and 2000, all assets were included at cost. No depreciation was provided on freehold land. The net book amount of tangible fixed assets includes £16m/€26m (2000 £17m/€27m) in respect of assets held under finance leases.

15 FIXED ASSET INVESTMENTS

	Investments in joint ventures £m	Other investments £m	Total £m	Investments in joint ventures €m	Other investments €m	Total €m
At 1 January 2001	72	81	153	116	131	247
Share of attributable profit	10	–	10	16	–	16
Amortisation of goodwill and intangible assets	(3)	–	(3)	(4)	–	(4)
Dividends received from joint ventures	(12)	–	(12)	(19)	–	(19)
Acquisitions	–	70	70	–	113	113
Additions	–	59	59	–	95	95
Transfers/disposals	–	(23)	(23)	–	(37)	(37)
Provided	–	(13)	(13)	–	(21)	(21)
Exchange translation differences	(1)	1	–	(1)	6	5
At 31 December 2001	66	175	241	108	287	395

The principal joint venture at 31 December 2001 is Giuffrè (an Italian legal publisher in which Reed Elsevier has a 40% shareholding). The cost and net book amount of goodwill and intangible assets in joint ventures were £37m/€61m and £24m/€39m respectively (2000 £37m/€60m and £27m/€43m).

At 31 December 2001, the Reed Elsevier plc Employee Benefit Trust ("EBT") held 2,416,207 (2000 590,257) Reed International ordinary shares and 1,412,194 (2000 320,000) Elsevier ordinary shares at a book amount of £18m/€30m. The aggregate market value at 31 December 2001 was £25m/€41m (2000 £7m/€12m). The EBT purchases Reed International and Elsevier shares which, at the Trustee's discretion, can be used in respect of the exercise of executive share options. Details of the share option schemes are set out in the Reed Elsevier plc Remuneration Report on pages 17 to 23.

16 INVENTORIES AND PRE-PUBLICATION COSTS

	2001 £m	2000 £m	2001 €m	2000 €m
Raw materials	43	17	71	27
Pre-publication costs	258	40	423	64
Finished goods	187	57	307	93
Total	488	114	801	184

17 DEBTORS – AMOUNTS FALLING DUE WITHIN ONE YEAR

	2001 £m	2000 £m	2001 €m	2000 €m
Trade debtors	760	652	1,246	1,050
Amounts owed by joint ventures	2	3	3	5
Other debtors	98	89	161	143
Prepayments and accrued income	139	116	228	187
Total	999	860	1,638	1,385

18 DEBTORS – AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	Note	2001 £m	2000 £m	2001 €m	2000 €m
Trade debtors		5	1	8	2
Pension prepayment	4	128	128	210	206
Prepayments, accrued income and other debtors		86	35	141	56
Deferred taxation assets	24	244	42	400	67
Total		463	206	759	331

A new financial reporting standard, FRS19: Deferred tax, has been adopted during the year. Under the previously applicable accounting standard, certain deferred taxation assets could be set off against deferred taxation liabilities. Under FRS19 these balances are required to be shown as debtors falling due after more than one year. Comparatives have been restated accordingly.

19 CASH AND SHORT TERM INVESTMENTS

	2001 £m	2000 £m	2001 €m	2000 €m
Cash at bank and in hand	96	85	157	137
Short term investments	339	1,509	556	2,429
Total	435	1,594	713	2,566

Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

20 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	Note	2001 £m	2000 £m	2001 €m	2000 €m
Borrowings					
Promissory notes and bank loans		1,443	1,395	2,367	2,246
Other loans		108	4	177	6
Obligations under finance leases	23	5	5	8	8
		1,556	1,404	2,552	2,260
Trade creditors		246	245	403	394
Other creditors		330	213	541	343
Taxation		429	193	704	311
Proposed dividends		190	177	312	285
Accruals and deferred income		1,383	1,147	2,268	1,848
Total		4,134	3,379	6,780	5,441

21 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	Note	2001 £m	2000 £m	2001 €m	2000 €m
Borrowings					
Loans repayable:					
Within one to two years		91	4	149	6
Within two to five years		506	205	830	330
After five years		1,500	402	2,460	648
Obligations under finance leases	23	11	12	18	19
		2,108	623	3,457	1,003
Other creditors		21	27	34	43
Taxation		331	197	543	317
Accruals and deferred income		42	26	69	43
Total		2,502	873	4,103	1,406

22 FINANCIAL INSTRUMENTS

Details of the objectives, policies and strategies pursued by Reed Elsevier in relation to financial instruments are set out in the Review of 2001 Financial Performance on pages 2 to 12.

For the purpose of the disclosures which follow in this note, short term debtors and creditors have been excluded, as permitted under FRS13.

22 FINANCIAL INSTRUMENTS (continued)

Currency and interest rate profile of financial liabilities

The currency and interest rate profile of the aggregate financial liabilities of £3,848m/€6,310m (2000 £2,147m/€3,457m), after taking account of interest rate and cross currency interest rate swaps, is set out below:

	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Floating rate financial liabilities €m	Fixed rate financial liabilities €m	Fixed rate financial liabilities	
					Weighted average interest rate	Weighted average duration (years)
2001						
US dollar	629	2,703	1,032	4,433	6.8%	10.7
Sterling	22	–	36	–	–	–
Euro	268	138	440	226	5.6%	5.2
Other currencies	88	–	143	–	–	–
Total	1,007	2,841	1,651	4,659	6.8%	10.5

	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Floating rate financial liabilities €m	Fixed rate financial liabilities €m	Fixed rate financial liabilities	
					Weighted average interest rate	Weighted average duration (years)
2000						
US dollar	890	779	1,433	1,254	6.8%	8.0
Sterling	43	–	69	–	–	–
Euro	223	141	359	227	5.6%	6.0
Other currencies	65	6	105	10	5.9%	0.7
Total	1,221	926	1,966	1,491	6.6%	7.7

Included within fixed rate financial liabilities as at 31 December 2001 are £105m/€172m (2000 £nil/€nil) of US dollar term debt and £397m/€651m of interest rate swaps denominated principally in US dollars that mature within one year (2000 £73m/€118m denominated principally in US dollars).

Currency and interest rate profile of financial assets

The currency and interest rate profile of the aggregate financial assets of £616m/€1,010m (2000 £1,694m/€2,727m), after taking account of interest rate swaps, is set out below:

	Floating rate financial assets £m	Non interest bearing financial assets £m	Floating rate financial assets €m	Non interest bearing financial assets €m
2001				
US dollar	87	147	143	241
Sterling	74	24	121	39
Euro	244	6	400	10
Other currencies	30	4	49	7
Total	435	181	713	297

	Floating rate financial assets £m	Non interest bearing financial assets £m	Floating rate financial assets €m	Non interest bearing financial assets €m
2000				
US dollar	103	67	166	107
Sterling	622	16	1,001	26
Euro	834	1	1,343	2
Other currencies	35	3	56	5
Total	1,594	87	2,566	140

At 31 December 2001, there were fixed rate financial assets of £nil/€nil (2000 £13m/€21m denominated in US dollars).

Floating rate interest rates payable on US commercial paper are based on US dollar commercial paper rates. Other financial assets and liabilities bear interest by reference to LIBOR or other national LIBOR equivalent interest rates. Included within non interest bearing financial assets are £175m/€287m (2000 £81m/€130m) of investments denominated principally in sterling and US dollars which have no maturity date.

22 FINANCIAL INSTRUMENTS (continued)

At 31 December 2001, agreements totalling £357m/€585m (2000 £1,767m/€2,845m) were in place to enter into interest rate swaps and interest rate floors at future dates. Of these, individual agreements totalling £207m/€339m (2000 £946m/€1,523m) were to fix the interest expense on US dollar borrowings commencing in 2002 for periods of between five and six years, at a weighted average interest rate of 6.28% (2000 interest rate options totalling £671m/€1,080m). Interest rate floors with principal amounts totalling £150m/€246m and starting in 2002 protect the interest income on sterling short term investments for periods of up to a year, at a minimum rate of 4.85% (2000 interest rate swaps totalling £150m/€242m).

At 31 December 2001, forward rate agreements totalling £276m/€453m (2000 £885m/€1,425m) were in place. All of these agreements (2000 £537m/€865m) were to fix the interest expense on short term US dollar borrowings commencing in 2002 for periods of six months, at a weighted average interest rate of 2.82%.

Maturity profile of financial liabilities

The maturity profile of financial liabilities at 31 December comprised:

	2001 £m	2000 £m	2001 €m	2000 €m
Repayable:				
Within one year	1,598	1,426	2,621	2,296
Within one to two years	149	54	244	87
Within two to five years	557	237	914	382
After five years	1,544	430	2,531	692
Total	3,848	2,147	6,310	3,457

Financial liabilities repayable within one year include US commercial paper and euro commercial paper. Short term borrowings are supported by committed facilities and by centrally managed cash and short term investments. As at 31 December 2001, a total of £2,413m/€3,957m (2000 £4,497m/€7,240m) of committed facilities were available, of which £418m/€686m was drawn and is included in financial liabilities repayable within one year. Of the total committed facilities, £248m/€407m (2000 £2,389m/€3,846m) matures within one year, £1,724m/€2,827m (2000 £nil/€nil) within one to two years, and £441m/€723m (2000 £2,108m/€3,394m) within two to three years. Included within the 2000 amount is £3,154m/€5,078m of committed facilities arranged in anticipation of the Harcourt acquisition. Secured borrowings under finance leases were £16m/€26m (2000 £17m/€27m).

Currency exposure

The business policy is to hedge all significant transaction exposures on monetary assets and liabilities fully and consequently there are no material currency exposures that would give rise to gains and losses in the profit and loss account in the functional currencies of the operating units.

22 FINANCIAL INSTRUMENTS (continued)

Fair values of financial assets and liabilities

The notional amount, book value and fair value of financial instruments are as follows:

	2001			2000		
	Notional amount £m	Book value £m	Fair value £m	Notional amount £m	Book value £m	Fair value £m
Primary financial instruments held or issued to finance operations						
Investments		175	175		81	81
Cash		96	96		85	85
Short term investments		339	338		1,509	1,512
Other financial assets		6	6		19	19
Short term borrowings and current portion of long term borrowings		(1,556)	(1,555)		(1,404)	(1,398)
Long term borrowings		(2,108)	(2,104)		(623)	(614)
Other financial liabilities		(22)	(22)		(34)	(34)
Provisions		(162)	(162)		(86)	(86)
		(3,232)	(3,228)		(453)	(435)
Derivative financial instruments held to manage interest rate and currency exposure						
Interest rate swaps	1,233	(9)	(43)	1,612	(1)	(49)
Interest rate options	690	(4)	(48)	671	–	(17)
Interest rate floors	275	–	1	–	–	–
Forward rate agreements	276	–	–	885	–	(1)
Forward foreign exchange contracts	917	–	(2)	1,776	–	(38)
Foreign exchange options	–	–	–	50	–	(1)
	3,391	(13)	(92)	4,994	(1)	(106)
Total financial instruments	3,391	(3,245)	(3,320)	4,994	(454)	(541)

22 FINANCIAL INSTRUMENTS (continued)

	2001				2000	
	Notional amount €m	Book value €m	Fair value €m	Notional amount €m	Book value €m	Fair value €m
Primary financial instruments held or issued to finance operations						
Investments		287	287		130	130
Cash		157	157		137	137
Short term investments		556	554		2,429	2,434
Other financial assets		10	10		31	31
Short term borrowings and current portion of long term borrowings		(2,552)	(2,550)		(2,260)	(2,251)
Long term borrowings		(3,457)	(3,451)		(1,003)	(987)
Other financial liabilities		(36)	(36)		(55)	(55)
Provisions		(265)	(265)		(139)	(139)
		(5,300)	(5,294)		(730)	(700)
Derivative financial instruments held to manage interest rate and currency exposure						
Interest rate swaps	2,022	(15)	(71)	2,595	(2)	(79)
Interest rate options	1,132	(7)	(79)	1,080	–	(27)
Interest rate floors	451	–	2	–	–	–
Forward rate agreements	453	–	–	1,425	–	(2)
Forward foreign exchange contracts	1,503	–	(3)	2,859	–	(61)
Forward foreign exchange options	–	–	–	81	–	(2)
	5,561	(22)	(151)	8,040	(2)	(171)
Total financial instruments	5,561	(5,322)	(5,445)	8,040	(732)	(871)

The amounts shown as the book value of derivative financial instruments represent accruals or deferred income arising from these financial instruments. The fair value of long term debt has been based on current market rates offered to Reed Elsevier for debt of the same remaining maturities. The fair values for interest rate swaps, interest rate options and forward rate agreements represent the replacement cost calculated using market rates of interest at 31 December 2001 and 2000. The fair values of all other items have been calculated by discounting expected future cash flows at market rates.

22 FINANCIAL INSTRUMENTS (continued)

Hedges

The unrecognised and deferred gains and losses on financial instruments used for hedging purposes as at 31 December 2001, and before taking into account gains and losses arising in the year and included in the profit and loss account, are derived as follows:

	Unrecognised		Deferred	
	Gains £m	Losses £m	Gains £m	Losses £m
On hedges at 1 January 2001	2	(108)	17	(24)
Arising in previous years included in 2001 profit and loss account	(2)	93	–	4
Arising in previous years not included in 2001 profit and loss account	–	(15)	17	(20)
Arising in 2001 not included in 2001 profit and loss account	3	(67)	11	(2)
On hedges at 31 December 2001	3	(82)	28	(22)
Of which:				
Expected to be included in 2002 profit and loss account	2	(6)	15	(14)
Expected to be included in 2003 profit and loss account or later	1	(76)	13	(8)

	Unrecognised		Deferred	
	Gains €m	Losses €m	Gains €m	Losses €m
On hedges at 1 January 2001	3	(174)	27	(39)
Arising in previous years included in 2001 profit and loss account	(3)	151	–	7
Arising in previous years not included in 2001 profit and loss account	–	(23)	27	(32)
Arising in 2001 not included in 2001 profit and loss account	5	(111)	19	(4)
On hedges at 31 December 2001	5	(134)	46	(36)
Of which:				
Expected to be included in 2002 profit and loss account	3	(10)	25	(23)
Expected to be included in 2003 profit and loss account or later	2	(124)	21	(13)

23 OBLIGATIONS UNDER LEASES

Future finance lease obligations are:

	Note	2001 £m	2000 £m	2001 €m	2000 €m
Repayable:					
Within one year		7	6	11	10
Within one to two years		3	4	5	6
Within two to five years		2	1	3	2
After five years		9	11	15	18
Less: interest charges allocated to future periods		(5)	(5)	(8)	(9)
Total		16	17	26	27
Obligations falling due within one year	20	5	5	8	8
Obligations falling due after more than one year	21	11	12	18	19
Total		16	17	26	27

Annual commitments under operating leases are:

	2001 £m	2000 £m	2001 €m	2000 €m
On leases expiring:				
Within one year	19	4	31	6
Within two to five years	41	31	67	50
After five years	63	38	104	62
Total	123	73	202	118

Of the above annual commitments, £119m/€195m relates to land and buildings (2000 £71m/€115m) and £4m/€7m to other leases (2000 £2m/€3m).

24   PROVISIONS FOR LIABILITIES AND CHARGES

	Surplus property £m	Deferred taxation liabilities £m	Lease guarantees £m	Other £m	Total £m
At 1 January 2001	84	79	–	7	170
Acquisitions	–	14	104	–	118
Transfers	–	(6)	–	(4)	(10)
Provided	–	29	–	–	29
Utilised	(10)	(1)	(18)	(3)	(32)
Exchange translation differences	2	3	–	–	5
At 31 December 2001	76	118	86	–	280

	Surplus property €m	Deferred taxation liabilities €m	Lease guarantees €m	Other €m	Total €m
At 1 January 2001	135	127	–	11	273
Acquisitions	–	23	167	–	190
Transfers	–	(10)	–	(6)	(16)
Provided	–	47	–	–	47
Utilised	(16)	(2)	(29)	(5)	(52)
Exchange translation differences	6	9	2	–	17
At 31 December 2001	125	194	140	–	459

A new financial reporting standard, FRS19: Deferred tax, has been adopted during the year. Under the previously applicable accounting standard, certain deferred taxation assets could be set off against deferred taxation liabilities. Under FRS19 these balances are required to be shown as debtors falling due after more than one year. Comparatives have been restated accordingly.

The surplus property provision relates to lease obligations for various periods up to 2012 and represents estimated sub-lease shortfalls in respect of properties which have been, or are in the process of being, vacated.

The provision for lease guarantees represents amounts provided in respect of guarantees given by Harcourt General, Inc in favour of a former subsidiary, GC Companies, Inc. for certain property leases for various periods up to 2016.

The net provision for deferred taxation comprises:

	Note	2001 £m	2000 £m	2001 €m	2000 €m
Deferred taxation liabilities					
Excess of tax allowances over related amortisation		41	–	67	–
Pension prepayment		38	37	62	60
Short term timing differences		39	42	65	67
		118	79	194	127
Deferred taxation assets					
Excess of amortisation over related tax allowances		(6)	(8)	(10)	(13)
Short term timing differences		(201)	(34)	(330)	(54)
Tax losses carried forward		(37)	–	(60)	–
	18	(244)	(42)	(400)	(67)
Total		(126)	37	(206)	60
Net provision at 1 January		37	36	60	58
Acquisitions		8	(2)	13	(3)
Transfers		(96)	7	(155)	11
Deferred tax credit in profit and loss account	8	(79)	(5)	(127)	(8)
Exchange translation differences		4	1	3	2
Net provision at 31 December		(126)	37	(206)	60

25 CONTINGENT LIABILITIES

There are contingent liabilities amounting to £7m/€11m (2000 £10m/€16m) in respect of borrowings of former subsidiaries and £143m/€235m in respect of lease guarantees, in excess of provided amounts, given by Harcourt General, Inc in favour of GC Companies, Inc. (see note 24).

26 COMBINED SHAREHOLDERS' FUNDS

	Combined share capitals £m	Combined share premium accounts £m	Combined reserves £m	Total £m
At 1 January 2001	185	1,621	1,235	3,041
Profit attributable to parent companies' shareholders	–	–	126	126
Equity dividends paid and proposed	–	–	(269)	(269)
Issue of ordinary shares, net of expenses	–	22	–	22
Exchange translation differences	(1)	(14)	12	(3)
At 31 December 2001	184	1,629	1,104	2,917

	Combined share capitals €m	Combined share premium accounts €m	Combined reserves €m	Total €m
At 1 January 2001	298	2,610	1,988	4,896
Profit attributable to parent companies' shareholders	–	–	202	202
Equity dividends paid and proposed	–	–	(432)	(432)
Issue of ordinary shares, net of expenses	–	35	–	35
Exchange translation differences	4	27	52	83
At 31 December 2001	302	2,672	1,810	4,784

Combined share capital excludes the shares of Elsevier held by Reed International.

Combined reserves include a £4m/€7m (2000 £4m/€6m) capital redemption reserve following the redemption of non equity shares in Reed International in 1999.

27 EXCHANGE RATES

The following exchange rates have been applied in preparing the combined financial statements:

	Profit and loss		Balance sheet	
	2001	2000	2001	2000
Euro to sterling	1.61	1.64	1.64	1.61
US dollars to sterling	1.44	1.51	1.45	1.49
Euro to US dollars	1.12	1.09	1.13	1.08
US dollars to euro	0.89	0.92	0.88	0.93

INDEPENDENT AUDITORS' REPORT

To the shareholders of Reed International P.L.C. and Elsevier NV

We have audited the combined financial statements of Reed International P.L.C., Elsevier NV, Reed Elsevier plc, Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together "the combined businesses") for the year ended 31 December 2001 which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, the shareholders' funds reconciliation and the related notes 1 to 27. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

As described in the statement of directors' responsibilities, the directors of Reed International P.L.C. and Elsevier NV are responsible for the preparation of the combined financial statements in accordance with applicable United Kingdom and Dutch accounting standards. Our responsibilities, as independent auditors of the combined financial statements, are set out in auditing standards generally accepted in the United Kingdom and the Netherlands and by our respective professions' ethical guidance.

We report to you our opinion as to whether the combined financial statements give a true and fair view. We read the other information contained in the Annual Report and Financial Statements, as described in the contents section, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the combined financial statements. We are not required to consider whether the boards' statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the combined businesses' corporate governance procedures or their risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards generally accepted in the United Kingdom and the Netherlands. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of financial statements, and of whether the accounting policies are appropriate to the circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the combined financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the combined financial statements.

Opinion

In our opinion the combined financial statements give a true and fair view of the state of affairs of the combined businesses as at 31 December 2001, and of their profits for the year then ended.

Deloitte & Touche	Deloitte & Touche
Chartered Accountants and	Accountants
Registered Auditors	Amsterdam
London	20 February 2002
20 February 2002	

REED INTERNATIONAL P.L.C. ANNUAL REPORT
AND FINANCIAL STATEMENTS

REED INTERNATIONAL P.L.C. ANNUAL REPORT
AND FINANCIAL STATEMENTS

56...FINANCIAL HIGHLIGHTS
57...DIRECTORS' REPORT
61...FINANCIAL STATEMENTS

FINANCIAL HIGHLIGHTS

FOR THE YEARS ENDED 31 DECEMBER

	1997 £m	1998 £m	1999 £m	2000 £m	2001 £m
PROFIT AND LOSS ACCOUNT					
Adjusted profit before tax	435	409	376	365	449
Adjusted profit attributable to shareholders	322	302	279	270	330
Profit before tax	45	552	57	102	146
Profit/(loss) attributable to shareholders	(7)	408	(33)	17	67
PER SHARE INFORMATION					
Adjusted earnings per ordinary share	28.3p	26.4p	24.4p	23.3p	26.1p
Net dividend per ordinary share	14.60p	15.00p	10.00p	10.00p	10.50p
Dividend cover	1.8	1.7	2.4	2.1	2.5
Earnings/(loss) per ordinary share	(0.6)p	35.7p	(2.9)p	1.5p	5.3p
Ordinary share prices – high	648p	716p	630p	700p	700p
– low	507p	428p	344p	391p	493p
Market capitalisation (£m)	6,956	5,379	5,310	8,837	7,210

(i) All amounts presented are based on the 52.9% share of Reed Elsevier combined profits attributable to the Reed International shareholders (see note 9 to the financial statements). The statutory profit for Reed International includes the impact of sharing the UK tax credit with Elsevier as a reduction in reported profits. On this basis, the consolidated profit before tax, attributable profit and basic earnings per share for the year ended 31 December 2001 are £140m, £61m and 4.8p respectively.

(ii) Adjusted figures are shown before amortisation of goodwill and intangible assets, exceptional items and equalisation adjustments. The Reed Elsevier businesses focus on adjusted profit and cash flow as additional performance measures.

(iii) The figures for the year ended 31 December 1997 have been restated to include retrospective amortisation of goodwill and intangible assets on the introduction of FRS10: Goodwill and Intangible Assets in 1998.

(iv) Dividend cover is calculated as the number of times adjusted profit attributable to shareholders, after taking account of the sharing of the UK tax credit with Elsevier, covers the annual dividend.

(v) Share prices quoted are the closing mid-price. Market capitalisation is at the year end date.

DIRECTORS' REPORT

The directors present their report, together with the financial statements of the company, for the year ended 31 December 2001.

As a consequence of the merger of the company's businesses with those of Elsevier, described on page 13, the shareholders of Reed International and Elsevier can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier plc, Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the parent companies, Reed International and Elsevier ("the combined businesses"). This directors' report and the financial statements of the company should be read in conjunction with the combined financial statements and other reports set out on pages 2 to 54, as well as the Report of the Chairman and the Chief Executive Officer in the Annual Review and Summary Financial Statements.

Principal activities

The company is a holding company and its principal investments are its direct 50% shareholding in Reed Elsevier plc and its 39% shareholding in Elsevier Reed Finance BV, which are engaged in publishing and information activities and financing activities, respectively. The remaining shareholdings in these two companies are held by Elsevier. Reed International also has an indirect equity interest in Elsevier. Reed International and Elsevier have retained their separate legal identities and are publicly held companies with separate stock exchange listings in Amsterdam, London and New York.

Proposed name change

Following the harmonisation of the Boards of Reed International, Elsevier and Reed Elsevier plc during 1999, it is now felt that a common corporate name for the three companies would reflect the benefits of this management structure and the equivalence of economic interests. Accordingly, a resolution will be submitted to the 2002 Annual General Meeting to change Reed International's name to Reed Elsevier PLC. A proposal will also be submitted to the Annual General Meeting of Elsevier NV to change that company's name to Reed Elsevier NV. Upon the above name changes becoming effective, the company that owns the publishing and information businesses, currently named Reed Elsevier plc, will change its name to Reed Elsevier Group plc.

Financial statement presentation

The consolidated financial statements of Reed International include the 52.9% economic interest that shareholders have under the equalisation arrangements in the Reed Elsevier combined businesses, accounted for on a gross equity basis.

Under the terms of the merger agreement, dividends paid to Reed International and Elsevier shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed International shareholders. Because of the tax credit, Reed International normally requires less cash to fund its net dividend than Elsevier does to fund its gross dividend. An adjustment is, therefore, required in the statutory profit and loss account of Reed International to share this tax benefit between the two sets of shareholders in accordance with the equalisation agreement. The equalisation adjustment arises on dividends paid by Reed International to its shareholders and it reduces the statutory attributable earnings of the company by 47.1% of the total amount of the tax credit, which in 2001 was £6m (2000 £6m).

In addition to the reported figures, adjusted profit figures are presented as additional performance measures. These exclude the tax credit equalisation adjustment, the amortisation of goodwill and intangible assets and exceptional items and provide a basis for performance comparison that is not dependent on the choice of adoption method of FRS10 on accounting for goodwill and intangible assets.

Profit and loss account

The company's share of the operating profits of Reed Elsevier plc was £202m, up from £106m in 2000, reflecting strong performances in the Science & Medical, Legal and Education divisions, partly offset by the impact of the global economic downturn on the Business division. The company's share of the charge for amortisation of goodwill and intangible assets was £265m, up £17m from 2000, reflecting acquisitions made in the year, particularly the acquisition in July of the STM and Education and Testing businesses of Harcourt General, Inc. The company's share of operating exceptional items was £52m (2000 £60m), principally comprising its share of Harcourt integration costs and employee severance costs incurred in response to of the economic downturn. The share of operating exceptional items in 2000 comprised reorganisation costs of £40m and acquisition related costs of £20m. The profit for the year also included the share of profits on sale of businesses of £14m. The reported attributable profit for Reed International was £61m (2000 £11m). The adjusted profit attributable to shareholders – before exceptional items and the amortisation of goodwill and intangible assets – was £330m (2000 £270m).

DIRECTORS' REPORT (continued)

Adjusted earnings per share increased by 12% to 26.1p (2000 23.3p). Including the effect of the tax credit equalisation as well as the amortisation of goodwill and intangible assets and exceptional items, the basic earnings per share was 4.8p (2000 1.0p).

Balance sheet

The balance sheet of Reed International reflects the shareholders' 52.9% economic interest in net assets of Reed Elsevier, which at 31 December 2001 amounted to £1,543m (2000 £1,609m). The £66m decrease in net assets principally reflects Reed International's share in the attributable profits of Reed Elsevier plc and Elsevier Reed Finance BV, less dividends paid and payable.

Dividends

The Board is recommending a final dividend of 7.4p per ordinary share to be paid on 13 May 2002 to shareholders on the Register on 12 April 2002 which, when added to the interim dividend already paid on 10 September 2001 amounting to 3.1p per ordinary share, makes the total dividend for the year 10.5p (2000 10.0p).

The total dividend on the ordinary shares for the financial year will amount to £132m (2000 £123m), leaving a retained loss of £71m (2000 £112m).

Directors

The following served as directors during the year:

M Tabaksblat (Chairman)
C H L Davis (Chief Executive Officer)
M H Armour (Chief Financial Officer)
G J A van de Aast
J F Brock
D J Haank
R J Nelissen
S Perrick
A Prozes
R W H Stomberg (Senior independent non-executive director)
D G C Webster

Lord Sharman of Redlynch was appointed a non-executive director on 1 January 2002. In accordance with the company's Articles of Association, he will retire at the forthcoming Annual General Meeting and, being eligible, will offer himself for re-election.

Brief biographical details of the directors at the date of this Report are given on page 31 of the Annual Review and Summary Financial Statements.

Messrs Brock, Davis, Haank and Webster will retire by rotation at the forthcoming Annual General Meeting. Being eligible, Messrs Brock, Davis and Haank, will each offer themselves for re-election. Mr Webster, having served on the Board since 1992, will not be seeking re-election.

The notice period applicable to the service contracts of Messrs Davis and Haank is set out in the Reed Elsevier plc Remuneration Report on page 18. Mr Brock and Lord Sharman do not have a service contract with the company or Reed Elsevier plc.

Details of directors' remuneration and their interests in the share capital of the company are provided in the Reed Elsevier plc Remuneration Report on pages 17 to 23.

Share capital

During the period 2,426,463 ordinary shares in the company were issued in connection with the following share option schemes:
621,699 under a UK SAYE share option scheme at prices between 320p and 500p per share.
1,804,764 under Executive share option schemes at prices between 208.75p and 611p per share.

DIRECTORS' REPORT (continued)

At 19 February 2002, the company had received notification of the following substantial interests in the company's issued ordinary share capital:

T Rowe Price	52,034,364 shares	4.11%
Prudential plc	49,903,031 shares	3.94%
Oechsle	42,907,149 shares	3.39%

At the 2001 Annual General Meeting a resolution was passed to extend the authority given to the company to purchase up to 10% of its ordinary shares by market purchase. At 31 December 2001, this authority remained unutilised. A resolution to further extend the authority is to be put to the 2002 Annual General Meeting.

Charitable and political donations

Reed Elsevier companies made donations during the year for charitable purposes amounting to £927,000 of which £36,000 was in the United Kingdom. There were no donations for political purposes.

Statement of directors' responsibilities

The directors are required by English company law to prepare financial statements for each financial period, which give a true and fair view of the state of affairs of the company and the group, and of the profit or loss for that period. In preparing those financial statements, the directors ensure that suitable accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, have been used, and accounting standards have been followed.

The directors are responsible for keeping proper accounting records, which disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the law.

The directors have general responsibility for taking reasonable steps to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Corporate governance

The company has complied throughout the period under review with the provisions of Section 1 of the Combined Code – the Principles of Good Governance and Code of Best Practice, issued by the UK Financial Services Authority ("the Combined Code"), other than in relation to the designation of a senior independent non-executive director other than the Chairman. Although such a designation had not been made at the commencement of the period under review, the Board designated Dr Stomberg as the senior independent non-executive director during the period.

Details of how the provisions of the Combined Code have been applied and the directors' statement on internal control are set out in the Structure and Corporate Governance report on pages 13 to 16.

Going concern

After making enquiries, the directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing these financial statements.

Payments to suppliers

Reed Elsevier companies agree terms and conditions for business transactions with suppliers and payment is made on these terms. The average time taken to pay suppliers was between 30 and 45 days.

Auditors

Resolutions for the reappointment of Deloitte & Touche as auditors of the company and authorising the directors to fix their remuneration will be submitted to the forthcoming Annual General Meeting.

By order of the Board	Registered Office:
Stephen J Cowden	25 Victoria Street
Secretary	London
20 February 2002	SW1H 0EX

ACCOUNTING POLICIES

Basis of preparation

These statutory financial statements report the profit and loss account, cash flow and financial position of Reed International, and have been prepared in accordance with UK generally accepted accounting principles. A new accounting standard, FRS19: Deferred Tax has been adopted in the year and balance sheet presentation has been restated accordingly. Unless otherwise indicated, all amounts shown in the financial statements are in millions of pounds.

The financial statements have been prepared under the historical cost convention in accordance with applicable accounting standards.

The basis of the merger of the businesses of Reed International and Elsevier is set out on page 13.

As permitted by section 230 of the Companies Act 1985, the company has not presented its own profit and loss account.

Determination of profit

The Reed International share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed International shareholders in the Reed Elsevier combined businesses, after taking account of results arising in Reed International and its subsidiary undertakings. Dividends paid to Reed International and Elsevier shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed International shareholders. In the financial statements, an adjustment is required to equalise the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement. This equalisation adjustment arises on dividends paid by Reed International to its shareholders and reduces the attributable earnings of the company by 47.1% of the total amount of the tax credit.

The accounting policies adopted in the preparation of the combined financial statements are set out on pages 26 and 27.

Basis of valuation of assets and liabilities

Reed International's 52.9% economic interest in the net assets of the combined businesses has been shown on the balance sheet as interests in joint ventures, net of the assets and liabilities reported as part of Reed International and its subsidiaries. Joint ventures are accounted for using the gross equity method.

In the parent company accounts, investments are stated at cost, less provision, if appropriate, for any impairment in value.

Translation of foreign currencies into sterling

Profit and loss items are translated at average exchange rates. In the consolidated balance sheet, assets and liabilities are translated at rates ruling at the balance sheet date or contracted rates where applicable. The gains or losses relating to the retranslation of Reed International's 52.9% economic interest in the net assets of the combined businesses are taken directly to reserves.

Taxation

Deferred taxation is provided in full for timing differences using the liability method. No provision is made for tax which might become payable on the distribution of retained profits by foreign subsidiaries or joint ventures unless there is an intention to distribute such retained earnings giving rise to a charge.

Deferred tax assets are only recognised to the extent that they are considered recoverable in the short term. Deferred taxation balances are not discounted.

60

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 2001

	Note	2001 £m	2000 £m
Turnover			
Including share of turnover of joint ventures		2,412	1,994
Less: share of turnover of joint ventures		(2,412)	(1,994)
		–	–
Administrative expenses		(1)	(1)
Operating loss (before joint ventures)	3	(1)	(1)
Share of operating profit of joint ventures			
Before amortisation and exceptional items	1	519	414
Amortisation of goodwill and intangible assets		(265)	(248)
Exceptional items		(52)	(60)
		202	106
Operating profit including joint ventures		201	105
Share of non operating exceptional items of joint ventures	1	14	45
		14	45
Net interest income/(expense)			
Group	6	12	5
Share of net interest of joint ventures		(87)	(59)
		(75)	(54)
Profit on ordinary activities before taxation		140	96
Tax on profit on ordinary activities	7	(79)	(85)
UK corporation tax		(3)	(2)
Share of tax of joint ventures		(76)	(83)
Profit attributable to ordinary shareholders		61	11
Equity dividends paid and proposed	8	(132)	(123)
Retained loss taken to reserves		(71)	(112)

ADJUSTED FIGURES

	Note	2001 £m	2000 £m
Profit before tax	9	449	365
Profit attributable to ordinary shareholders	9	330	270

Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures.

EARNINGS PER ORDINARY SHARE (EPS)

	Note	2001 pence	2000 pence
Basic EPS	10	4.8	1.0
Diluted EPS	10	4.8	1.0
EPS based on 52.9% economic interest in the Reed Elsevier combined businesses	10	5.3	1.5
Adjusted EPS	10	26.1	23.3

The above amounts derive from continuing activities.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2001

	Note	2001 £m	2000 £m
Net cash outflow from operating activities	11	(3)	(1)
Dividends received from Reed Elsevier plc		127	97
Interest received		13	4
Returns on investments and servicing of finance		13	4
Taxation		(3)	(1)
Fixed asset investments	11	(406)	–
Acquisitions and disposals		(406)	–
Equity dividends paid		(126)	(98)
Cash (outflow)/inflow before changes in short term investments and financing		(398)	1
Decrease/(increase) in short term investments	11	431	(431)
Issue of ordinary shares		10	709
Increase in net funding balances to Reed Elsevier plc group	11	(43)	(279)
Financing		(33)	430
Change in net cash		–	–

Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 £m	2000 £m
Profit attributable to ordinary shareholders	61	11
Exchange translation differences	(2)	60
Total recognised gains and losses for the year	59	71

Recognised gains and losses include gains of £65m (2000 £75m) in respect of joint ventures.

RECONCILIATION OF SHAREHOLDERS' FUNDS

FOR THE YEAR ENDED 31 DECEMBER 2001

	Consolidated		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Profit attributable to ordinary shareholders	61	11	136	95
Equity dividends paid and proposed	(132)	(123)	(132)	(123)
Issue of ordinary shares, net of expenses	10	708	10	708
Exchange translation differences	(2)	60	–	–
Equalisation adjustments	(3)	(28)	–	4
Net (decrease)/increase in shareholders' funds	(66)	628	14	684
Shareholders' funds at 1 January	1,609	981	1,735	1,051
Shareholders' funds at 31 December	1,543	1,609	1,749	1,735

BALANCE SHEETS

AS AT 31 DECEMBER 2001

	Note	Consolidated 2001 £m	2000 £m	Company 2001 £m	2000 £m
Fixed assets					
Investment in joint ventures:	12				
Share of gross assets		5,241	3,556	–	–
Share of gross liabilities		(4,113)	(2,755)	–	–
Share of net assets		1,128	801	–	–
Investments	13	–	–	1,411	1,005
		1,128	801	1,411	1,005
Current assets					
Debtors	14	555	513	555	513
Short term investments		–	431	–	431
		555	944	555	944
Creditors: amounts falling due within one year	15	(104)	(100)	(181)	(178)
Net current assets		451	844	374	766
Total assets less current liabilities		1,579	1,645	1,785	1,771
Creditors: amounts falling due after more than one year	16	(36)	(36)	(36)	(36)
Net assets		1,543	1,609	1,749	1,735
Capital and reserves					
Called up share capital	17	158	158	158	158
Share premium account	19	936	926	936	926
Capital redemption reserve	19	4	4	4	4
Profit and loss reserve	19	445	521	651	647
Shareholders' funds		1,543	1,609	1,749	1,735

The financial statements were approved by the Board of Directors, 20 February 2002.

M Tabaksblat
Chairman

M H Armour
Chief Financial Officer

1 INCOME FROM INTERESTS IN JOINT VENTURES

	Note	2001 £m	2000 £m
Share of operating profit before amortisation and exceptional items			
(based on 52.9% economic interest in the Reed Elsevier combined businesses)		524	419
Effect of tax credit equalisation on distributed earnings	2	(6)	(6)
Items consolidated within Reed International group		1	1
		519	414
Share of non operating exceptional items			
Reed Elsevier combined results (52.9%)		14	45
Items consolidated within Reed International group		–	–
		14	45

Segmental analysis of the Reed Elsevier combined results is shown in the Reed Elsevier combined financial statements.

2 EFFECT OF TAX CREDIT EQUALISATION ON DISTRIBUTED EARNINGS

The equalisation adjustment arises on dividends paid by Reed International to its shareholders and reduces the earnings of the company by 47.1% of the total amount of the tax credit, as set out in the accounting policies on page 60.

3 OPERATING LOSS

The operating loss comprises administrative expenses and includes £278,000 (2000 £255,000) paid in the year to Reed Elsevier plc under a contract for the services of directors and administrative support. The company has no employees (2000 nil).

4 AUDITORS' REMUNERATION

Audit fees payable for the group were £23,000 (2000 £22,000).

5 DIRECTORS' EMOLUMENTS

Information on directors' remuneration, share options, longer term incentive plans, pension contributions and entitlements is set out in the Reed Elsevier plc Remuneration Report on pages 17 to 23 and forms part of these financial statements.

6 NET INTEREST

	2001 £m	2000 £m
Interest receivable and similar income		
On short term investments	11	2
On loans to Reed Elsevier plc group	1	3
Net interest income	12	5

7 TAX ON PROFIT ON ORDINARY ACTIVITIES

	2001 £m	2000 £m
UK corporation tax	3	2
Share of tax arising in joint ventures:		
Before amortisation and exceptional items	116	94
On amortisation and exceptional items	(40)	(11)
Total	**79**	**85**

UK corporation tax has been provided at 30% (2000 30%).

The share of tax arising in joint ventures is high as a proportion of the share of profit before tax principally due to non tax-deductible amortisation.

8 DIVIDENDS

	2001 pence	2000 pence	2001 £m	2000 £m
Ordinary shares of 12.5 pence each				
Interim	3.10	3.10	38	35
Final (2001 proposed)	7.40	6.90	94	88
Total	**10.50**	**10.00**	**132**	**123**

9 ADJUSTED FIGURES

	2001 £m	2000 £m
Profit before tax	140	96
Effect of tax credit equalisation on distributed earnings	6	6
Profit before tax based on 52.9% economic interest in the Reed Elsevier combined businesses	146	102
Adjustments:		
Amortisation of goodwill and intangible assets	265	248
Exceptional items	38	15
Adjusted profit before tax	**449**	**365**
Profit attributable to ordinary shareholders	61	11
Effect of tax credit equalisation on distributed earnings	6	6
Profit attributable to ordinary shareholders based on 52.9% economic interest in the Reed Elsevier combined businesses	67	17
Adjustments:		
Amortisation of goodwill and intangible assets	268	248
Exceptional items	(5)	5
Adjusted profit attributable to ordinary shareholders	**330**	**270**

	2001 pence	2000 pence
Basic earnings per ordinary share	4.8	1.0
Effect of tax credit equalisation on distributed earnings	0.5	0.5
Earnings per share based on 52.9% economic interest in the Reed Elsevier combined businesses	5.3	1.5
Adjustments:		
Amortisation of goodwill and intangible assets	21.2	21.4
Exceptional items	(0.4)	0.4
Adjusted earnings per ordinary share	**26.1**	**23.3**

10 EARNINGS PER ORDINARY SHARE (EPS)

	Note	Earnings £m	2001 Weighted average number of shares (millions)	EPS pence
Basic EPS		61	1,262.6	4.8
Diluted EPS		61	1,273.3	4.8
EPS based on 52.9% economic interest in the Reed Elsevier combined businesses		67	1,262.6	5.3
Adjusted EPS	9	330	1,262.6	26.1

	Earnings £m	2000 Weighted average number of shares (millions)	EPS pence
Basic EPS	11	1,156.4	1.0
Diluted EPS	11	1,161.2	1.0
EPS based on 52.9% economic interest in the Reed Elsevier combined businesses	17	1,156.4	1.5
Adjusted EPS	270	1,156.4	23.3

The diluted EPS figures are calculated after taking account of the effect of share options.

11 CASH FLOW STATEMENT

Reconciliation of operating profit to net cash flow from operating activities

	2001 £m	2000 £m
Operating loss	(1)	(1)
Net movement in debtors and creditors	(2)	–
Net cash outflow from operating activities	**(3)**	**(1)**

Reconciliation of net borrowings

	Short term investments £m	Net funding balances to Reed Elsevier plc group £m	Total £m
At 1 January 2001	431	476	907
Cash flow	(431)	43	(388)
At 31 December 2001	**–**	**519**	**519**

Fixed asset investments

On 12 April 2001, Reed Holding BV, a wholly owned subsidiary of Reed International, subscribed for 629,298 R-shares in Elsevier at a cost of £59m, so as to maintain Reed International's 5.8% indirect equity interest in Elsevier. Reed Holding BV issued shares to Reed International for equivalent amount to fund the transaction.

On 11 July 2001, Reed International took up its rights in a rights issue by Elsevier Reed Finance BV and subscribed for 32 R-shares in the company at a cost of £347m.

12 FIXED ASSET INVESTMENTS – CONSOLIDATED

INVESTMENT IN JOINT VENTURES

	2001 £m	2000 £m
Share of operating profit	202	106
Share of non operating exceptional items	14	45
Share of net interest payable	(87)	(59)
Share of profit before tax	129	92
Share of taxation	(76)	(83)
Share of profit after tax	53	9
Dividends received	(127)	(97)
Fixed asset investments (see note 11)	406	–
Exchange translation differences	(2)	60
Equalisation adjustments	(3)	(28)
Net movement in the year	327	(56)
At 1 January	801	857
At 31 December	1,128	801

The investment in joint ventures comprises the group's share at the following amounts of:

	2001 £m	2000 £m
Fixed assets	3,943	2,484
Current assets	1,298	1,072
Creditors: amounts falling due within one year	(2,638)	(2,200)
Creditors: amounts falling due after more than one year	(1,324)	(462)
Provisions	(148)	(90)
Minority interests	(3)	(3)
Total	1,128	801

Included within share of current assets and creditors are cash and short term investments of £230m (2000 £412m) and borrowings of £1,938m (2000 £1,072m) respectively.

13 FIXED ASSET INVESTMENTS – COMPANY

	Subsidiary undertakings £m	Joint ventures £m	Total £m
At 1 January 2001	244	761	1,005
Additions (see note 11)	59	347	406
At 31 December 2001	303	1,108	1,411

14 DEBTORS

	Consolidated 2001 £m	Consolidated 2000 £m	Company 2001 £m	Company 2000 £m
Amounts owed by Reed Elsevier plc group	555	512	555	512
Other debtors	–	1	–	1
Total	555	513	555	513

Amounts falling due after more than one year are £40m (2000 £40m). These amounts are denominated in sterling and earn interest at a fixed rate of 9.8% (2000 9.8%) for a duration of six years (2000 seven years). At 31 December 2001 these amounts had a fair value of £49m (2000 £49m).

15 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	Consolidated 2001 £m	Consolidated 2000 £m	Company 2001 £m	Company 2000 £m
Other creditors	–	2	–	2
Proposed dividend	94	88	94	88
Taxation	10	10	10	10
Amounts owed to group undertakings	–	–	77	78
Total	104	100	181	178

16 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	Consolidated		Company	
	2001 **£m**	2000 £m	**2001** **£m**	2000 £m
Amounts owed to Reed Elsevier plc group	36	36	36	36

These amounts are denominated in sterling and earn interest at a fixed rate of 10.5% (2000 10.5%) for a duration of four years (2000 five years). At 31 December 2001 these amounts had a fair value of £43m (2000 £43m).

17 CALLED UP SHARE CAPITAL

	Authorised		Issued and fully paid			
			2001		2000	
	No. of shares	£m	**No. of shares**	**£m**	No. of shares	£m
Ordinary shares of 12.5p each	1,264,877,118	158	1,264,877,118	158	1,262,450,655	158
Unclassified shares of 12.5p each	206,576,058	26	–	–	–	—
Total		184		158		158

Details of shares issued under share option schemes are set out in note 18.

18 SHARE OPTION SCHEMES

During the year a total of 2,426,463 ordinary shares in the company, having a nominal value of £0.3m, were allotted in connection with the exercise of share options. The consideration received by the company was £10.4m. Options were granted during the year under the Reed Elsevier plc Executive Share Option Scheme to subscribe for 9,488,809 ordinary shares, at prices between 519p and 693p per share. Options were also granted during the year under the Reed Elsevier plc SAYE Share Option Scheme to subscribe for 873,282 ordinary shares at a price of 500p per share. Options to subscribe for 2,407,771 ordinary shares in the company lapsed.

Options outstanding at 31 December 2001 over the company's ordinary share capital were:

	Number of ordinary shares	Range of subscription prices	Exercisable
UK and overseas executive share option schemes	30,616,086	321.75p – 700p	2002–2011
Senior Executive Long Term Incentive Scheme	13,350,904	436.50p – 700p	2005
UK SAYE share option scheme	4,032,003	336.20p – 500p	2002–2007

The above entitlements are expected, upon exercise, to be met principally by the issue of new ordinary shares.

Excluded from the above are options which, upon exercise, will be met by the Reed Elsevier plc Employee Benefit Trust from shares purchased in the market. These comprise 580,902 nil cost options granted to certain directors and senior executives of Reed Elsevier plc, details of which are shown in the Reed Elsevier plc Remuneration Report on pages 17 to 23, and 2,352,974 options granted at subscription prices ranging between 424p and 677.25p.

19 RESERVES

	Consolidated			
	Share premium account £m	Capital redemption reserve £m	Profit and loss reserve £m	Total £m
At 1 January 2001	926	4	521	1,451
Issue of ordinary shares, net of expenses	10	–	–	10
Profit attributable to ordinary shareholders	–	–	61	61
Equity dividends paid and proposed	–	–	(132)	(132)
Exchange translation differences	–	–	(2)	(2)
Equalisation adjustments	–	–	(3)	(3)
At 31 December 2001	936	4	445	1,385

19 RESERVES (continued)

| | Company | | | |
	Share premium account £m	Capital redemption reserve £m	Profit and loss reserve £m	Total £m
At 1 January 2001	926	4	647	1,577
Issue of ordinary shares, net of expenses	10	–	–	10
Profit attributable to ordinary shareholders	–	–	136	136
Equity dividends paid and proposed	–	–	(132)	(132)
At 31 December 2001	936	4	651	1,591

Reed International's share of the revenue reserves of the Reed Elsevier combined businesses is £582m (2000 £651m).

20 CONTINGENT LIABILITIES

There are contingent liabilities in respect of borrowings of the Reed Elsevier plc group and Elsevier Reed Finance BV group guaranteed by Reed International as follows:

	2001 £m	2000 £m
Guaranteed jointly and severally with Elsevier	3,086	1,827

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 22 to the Reed Elsevier combined financial statements on pages 46 to 51.

21 PRINCIPAL JOINT VENTURES

The principal joint ventures are:

		% holding
Reed Elsevier plc		
Incorporated and operating in Great Britain	£10,000 ordinary "R" shares	100%
25 Victoria Street,	£10,000 ordinary "E" shares	–
London SW1H 0EX	£100,000 $7^1/_2$% cumulative preference non voting shares	100%
Holding company for operating businesses involved in science & medical, legal, educational and business publishing	Equivalent to a 50% equity interest	
Elsevier Reed Finance BV		
Incorporated in the Netherlands	101 ordinary "R" shares	100%
Sara Burgerhartstraat 25	154 ordinary "E" shares	–
1055 KV Amsterdam, The Netherlands		
Holding company for financing businesses	Equivalent to a 39% equity interest	

The "E" shares in Reed Elsevier plc and Elsevier Reed Finance BV are owned by Elsevier.

22 PRINCIPAL SUBSIDIARY UNDERTAKINGS

The principal subsidiary undertaking is:

		% holding
Reed Holding BV		
Incorporated in the Netherlands	41 ordinary shares	100%
Sara Burgerhartstraat 25		
1055 KV Amsterdam, The Netherlands		

Reed Holding BV owns 4,679,249 shares of a separate class in Elsevier, giving Reed International a 5.8% indirect equity interest in Elsevier.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF REED INTERNATIONAL P.L.C.

We have audited the financial statements of Reed International P.L.C. ("the financial statements") for the year ended 31 December 2001 which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses, the reconciliation of shareholders' funds and the related notes 1 to 22. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

As described in the statement of directors' responsibilities, the directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibility is to audit the financial statements in accordance with relevant United Kingdom legal and regulatory requirements, auditing standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the company and other members of the group is not disclosed.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the Annual Report for the above year as described in the contents section and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the company and the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and the group as at 31 December 2001 and the profit of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche
Chartered Accountants and Registered Auditors
London
20 February 2002

Elsevier NV

ELSEVIER NV ANNUAL REPORT
AND FINANCIAL STATEMENTS

FIVE YEAR FINANCIAL SUMMARY

(in €m, unless otherwise indicated)	1997	1998	1999	2000	2001
PROFIT					
Adjusted profit attributable	440	425	401	419	503
PER SHARE INFORMATION (in €)					
Adjusted EPS	0.62	0.60	0.57	0.59	0.64
Cash dividend per ordinary share	0.43	0.39	0.27	0.28	0.30
Pay-out	69%	66%	47%	47%	47%
Share price, high	17.88	17.83	15.25	16.07	15.66
Share price, low	12.03	9.94	8.95	9.30	10.92
Share price, closing	14.88	11.93	11.86	15.66	13.28
OTHER DATA					
Average number of shares outstanding (in millions)	707	708	708	715	780
Number of shares outstanding at year end (in millions)	707	708	709	776	784
Market capitalisation	10,526	8,447	8,409	12,152	10,412
Price/earnings ratio	24	20	21	27	21

(i) Financial information for 1997 and 1998 has been calculated on the basis of the official exchange rate of Dfl 2.20371 to one euro. Percentage changes and financial ratios have been calculated using historic guilder figures and may be affected by rounding.

(ii) Adjusted profit attributable and adjusted EPS are before amortisation of goodwill and intangible assets, exceptional items and related tax effects.

(iii) Per share information has been calculated using the average number of shares outstanding, taking into account that the R-shares can be converted into ten ordinary shares.

(iv) Pay-out is the cash dividend as a percentage of adjusted EPS.

(v) The closing price is the final quotation at year end on the Stockmarket of Euronext Amsterdam N.V. for ordinary shares.

(vi) The price/earnings ratio is the closing share price divided by adjusted EPS.

(vii) The number of shares outstanding at year end include the R-shares, assuming that they have been converted into ten ordinary shares.

(viii) Market capitalisation is the number of shares outstanding at year end multiplied by the closing price.

BOARDS

Supervisory Board
M Tabaksblat, Chairman
GJ de Boer-Kruyt
JF Brock
RJ Nelissen
S Perrick
RWH Stomberg
DGC Webster

Executive Board
CHL Davis, Chairman
MH Armour, Chief Financial Officer
GJA van de Aast
DJ Haank
A Prozes

THE SUPERVISORY BOARD'S REPORT

As required by Article 33 of the Articles of Association, we herewith submit the Executive Board's annual report and the financial statements for the financial year ended 31 December 2001 to the shareholders' meeting for adoption. The financial statements have been examined by Deloitte & Touche Accountants, Amsterdam.

We refer to the Report of the Chairman and the Chief Executive Officer and to the other reports contained within the Reed Elsevier Annual Review and Summary Financial Statements 2001 and the Reed Elsevier Annual Reports and Financial Statements 2001. These reports explain the business results of 2001, the financial state of the company at the end of 2001, and the key strategic issues.

The equalisation agreement between Elsevier and Reed International has the effect that shareholders can be regarded as having the interests of a single economic group and provides that Elsevier shall declare dividends such that the dividend on one Elsevier ordinary share, which shall be payable in euros, will equal 1.538 times the cash dividend, including the related UK tax credit, paid on one Reed International ordinary share. In that context, the Combined Supervisory and Executive Board ("the Combined Board") determines the amounts of the company's profit to be distributed and retained. The ordinary shares and the R-shares are entitled to receive distribution in proportion to their nominal value. The Combined Board may resolve to pay less per R-share, but not less than 1% of the nominal value.

Details of dividends are contained in the Review of 2001 Financial Performance on page 12.

As explained on page 13, a proposal will be put to shareholders at the forthcoming Annual General Meeting to change the company's name to Reed Elsevier NV.

A proposal will be put to shareholders at the forthcoming Annual General Meeting to appoint Lord Sharman of Redlynch as a member of the Supervisory Board, to replace DGC Webster, who will not be seeking re-election.

The Supervisory Board
20 February 2002

Registered office
Sara Burgerhartstraat 25
1055 KV Amsterdam

THE EXECUTIVE BOARD'S REPORT

We refer to the Report of the Chairman and the Chief Executive Officer and to the other reports contained within the Reed Elsevier Annual Review and Summary Financial Statements 2001 and the Reed Elsevier Annual Reports and Financial Statements 2001. These reports explain the business results of 2001, the financial state of the company at the end of 2001, and the key strategic issues.

The share of profits attributable to the shareholders of Elsevier was €101m (2000 €27m). Net assets at 31 December 2001, principally representing the investments in Reed Elsevier plc and Elsevier Reed Finance BV, were €2,392m (2000 €2,448m).

The Executive Board
20 February 2002

Registered office
Sara Burgerhartstraat 25
1055 KV Amsterdam

73

PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 2001

	Note	2001 €m	2000 €m
Turnover			
Including share of turnover of joint ventures		3,671	3,091
Less: share of turnover of joint ventures		(3,671)	(3,091)
		–	–
Administrative expenses		(3)	(3)
Operating loss (before joint ventures)	1	(3)	(3)
Share of operating profit of joint ventures			
Before amortisation and exceptional items		800	654
Amortisation of goodwill and intangible assets		(403)	(384)
Exceptional items		(79)	(95)
		318	175
Operating profit including joint ventures		315	172
Share of non operating exceptional items of joint ventures		20	70
		20	70
Net interest income/(expense)			
Group	2	63	7
Share of net interest of joint ventures		(177)	(92)
		(114)	(85)
Profit on ordinary activities before taxation		221	157
Tax on profit on ordinary activities		(120)	(130)
Profit attributable to ordinary shareholders		101	27
Equity dividends paid and proposed		(221)	(200)
Retained loss taken to reserves		(120)	(173)

ADJUSTED FIGURES

	Note	2001 €m	2000 €m
Profit before tax	3	683	566
Profit attributable to ordinary shareholders	3	503	419

Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures.

EARNINGS PER SHARE (EPS)

	Note	2001 €	2000 €
Basic EPS	3	0.13	0.04
Diluted EPS		0.13	0.03
Adjusted EPS	3	0.64	0.59

The above amounts derive from continuing activities.

CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2001

	Note	2001 €m	2000 €m
Net cash outflow from operating activities		**(3)**	(2)
Dividends received from joint ventures		**100**	623
Interest received		**62**	4
Returns on investments and servicing of finance		**62**	4
Taxation		**17**	4
Investment in joint venture	4	**(916)**	(533)
Acquisitions and disposals		**(916)**	(533)
Equity dividends paid		**(204)**	(160)
Cash outflow before changes in short term investments and financing		**(944)**	(64)
Decrease/(increase) in short term investments		**946**	(952)
Issue of shares, net of expenses		**92**	956
Net repayment of debenture loans		**(1)**	(2)
(Increase)/decrease in funding balances to joint ventures		**(93)**	62
Financing		**(2)**	1,016
Change in net cash		**–**	–

Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

RECONCILIATION OF SHAREHOLDERS' FUNDS

FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 €m	2000 €m
Profit attributable to ordinary shareholders	101	27
Equity dividends paid and proposed	(221)	(200)
Issue of shares, net of expenses	110	947
Exchange translation differences	42	75
Equalisation adjustments	(88)	106
Net (decrease)/increase in shareholders' funds	**(56)**	955
Shareholders' funds at 1 January	2,448	1,493
Shareholders' funds at 31 December	**2,392**	2,448

BALANCE SHEET

AS AT 31 DECEMBER 2001

	Note	2001 €m	2000 €m
Fixed assets	4	2,506	1,674
Current assets			
Debtors	5	94	5
Short term investments		25	971
		119	976
Creditors: amounts falling due within one year	6	(169)	(154)
Net current (liabilities)/assets		(50)	822
Total assets less current liabilities		2,456	2,496
Creditors: amounts falling due after more than one year	7	(5)	(6)
Provisions	8	(59)	(42)
Net assets		2,392	2,448
Share capital issued		47	47
Paid-in surplus		1,438	1,328
Legal reserves		387	432
Other reserves		520	641
Shareholders' funds	9	2,392	2,448

ACCOUNTING POLICIES

Basis of preparation

These statutory financial statements report the profit and loss account, cash flow and financial position of Elsevier, and have been prepared in accordance with Dutch generally accepted accounting principles. Unless otherwise indicated, all amounts shown in the financial statements are in millions of euro.

The financial statements have been prepared under the historical cost convention in accordance with applicable accounting standards.

The basis of the merger of the businesses of Reed International and Elsevier is set out on page 13.

As a consequence of the merger of the company's businesses with those of Reed International, described on page 13, the shareholders of Elsevier and Reed International can be regarded as having the interests of a single economic group, enjoying substantially equivalent ordinary dividend and capital rights in the earnings and net assets of the Reed Elsevier combined businesses.

Elsevier holds a majority interest in Elsevier Reed Finance BV (61%) and is therefore required to prepare consolidated financial statements. However, management believes that a better insight into the financial position and results of Elsevier is provided by looking at the investment in the combined businesses in aggregate, as presented in the Reed Elsevier combined financial statements on pages 26 to 53. Therefore, the Reed Elsevier combined financial statements form part of the notes to Elsevier's statutory financial statements.

Elsevier's investments in the Reed Elsevier combined businesses are accounted for using the gross equity method, as adjusted for the effects of the equalisation arrangement between Reed International and Elsevier. The arrangement lays down the distribution of dividends and net assets in such a way that Elsevier's share in the profit and net assets of the Reed Elsevier combined businesses equals 50%. All settlements accruing to shareholders from the equalisation arrangement are taken directly to reserves.

Because the dividend paid to shareholders by Elsevier is equivalent to the Reed International dividend plus the UK tax credit, Elsevier normally distributes a higher proportion of the combined profit attributable than Reed International. Reed International's share in this difference in dividend distributions is settled with Elsevier and has been credited directly to reserves under equalisation.

Elsevier can pay a nominal dividend on its R-shares that is lower than the dividend on the ordinary shares. Reed International will be compensated by direct dividend payments by Reed Elsevier plc. Equally, Elsevier has the possibility to receive dividends directly from Dutch affiliates. The settlements flowing from these arrangements are also taken directly to reserves under equalisation.

Other accounting policies

The accounting policies adopted in the preparation of the combined financial statements are set out on pages 26 and 27.

Past service liabilities have been fully funded.

Other assets and liabilities are stated at face value.

Balance sheet amounts expressed in foreign currencies are translated at the exchange rates effective at the balance sheet date. Currency translation differences arising from the conversion of investments in joint ventures, expressed in foreign currencies, are directly credited or charged to shareholders' funds.

Tax is calculated on profit from Elsevier's own operations, taking into account profit not subject to tax. The difference between the tax charge and tax payable in the short term is included in the provision for deferred tax. This provision is based upon relevant rates, taking into account tax deductible losses, which can be compensated within the foreseeable future.

1 OPERATING LOSS

Operating loss is stated after the gross remuneration for present and former directors of Elsevier in respect of services rendered to Elsevier and the combined businesses. Fees for present and former members of the Supervisory Board of Elsevier of €0.2m (2000 €0.2m) are included in gross remuneration. In so far as gross remuneration is related to services rendered to Reed Elsevier plc and Elsevier Reed Finance BV, it is borne by these companies.

2 NET INTEREST

	2001 €m	2000 €m
Interest on receivables from joint ventures	6	2
Other interest	57	5
Net interest income	63	7

3 ADJUSTED FIGURES

	2001 €m	2000 €m
Profit before tax	221	157
Adjustments:		
Amortisation of goodwill and intangible assets	403	384
Exceptional items	59	25
Adjusted profit before tax	683	566
Profit attributable to ordinary shareholders	101	27
Adjustments:		
Amortisation of goodwill and intangible assets	408	384
Exceptional items	(6)	8
Adjusted profit attributable to ordinary shareholders	503	419

	2001 €	2000 €
Earnings per ordinary share	0.13	0.04
Adjustments:		
Amortisation of goodwill and intangible assets	0.52	0.54
Exceptional items	(0.01)	0.01
Adjusted earnings per ordinary share	0.64	0.59

4 FIXED ASSETS

Investments in joint ventures

	2001 €m	2000 €m
At 1 January	1,674	1,559
Investment in joint venture	916	533
Share in profits	62	24
Dividends received	(100)	(623)
Currency translation	42	75
Equalisation (see note 9)	(88)	106
At 31 December	2,506	1,674

4   FIXED ASSETS (continued)

The investment in joint ventures comprises the group's share at the following amounts of:

	2001 €m	2000 €m
Fixed assets	6,112	3,781
Current assets	1,837	1,263
Creditors: amounts falling due within one year	(3,221)	(2,572)
Creditors: amounts falling due after more than one year	(2,047)	(697)
Provisions	(171)	(95)
Minority interests	(4)	(6)
Total	**2,506**	1,674

The investments in joint ventures are:
– Reed Elsevier plc, London (50%)
– Elsevier Reed Finance BV, Amsterdam (61%)

In addition, Elsevier holds €0.14m par value in shares with special dividend rights in Reed Elsevier Overseas BV and Reed Elsevier Nederland BV, both with registered offices in Amsterdam. These shares are included in the amount shown under investments in joint ventures above. They enable Elsevier to receive dividends from companies within the same tax jurisdiction.

On 11 July 2001, Elsevier took up its rights in a rights issue by Elsevier Reed Finance BV and subscribed for 51 E-shares in the company at a cost of €916m.

5   DEBTORS

	2001 €m	2000 €m
Joint ventures	88	–
Other accounts receivable	6	5
Total	**94**	5

The accounts receivable from joint ventures bear interest.

6   CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	2001 €m	2000 €m
Proposed dividend	157	140
Joint ventures	–	5
Taxation	11	–
Accounts payable and other debts	1	9
Total	**169**	154

7   CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	2001 €m	2000 €m
Debenture loans	5	6

Debenture loans consist of four convertible personnel debenture loans with a weighted average interest rate of 5.4%. Depending on the conversion terms, the surrender of €227 par value debenture loans qualifies for the acquisition of 20-50 Elsevier ordinary shares.

8 PROVISIONS

	2001 €m	2000 €m
Deferred taxation	58	41
Pension	1	1
Total	59	42

9 SHAREHOLDERS' FUNDS

	Share capital issued €m	Paid-in surplus €m	Legal reserves €m	Other reserves €m	Total €m
Balance as at 1 January 2000	43	385	847	218	1,493
Profit attributable to ordinary shareholders	–	–	27	–	27
Equity dividends paid and proposed	–	–	–	(200)	(200)
Issue of shares, net of expenses	4	943	–	–	947
Dividends from joint ventures	–	–	(623)	623	–
Exchange translation differences	–	–	75	–	75
Equalisation adjustments	–	–	106	–	106
Balance as at 1 January 2001	47	1,328	432	641	2,448
Profit attributable to ordinary shareholders	–	–	101	–	101
Equity dividends paid and proposed	–	–	–	(221)	(221)
Issue of shares, net of expenses	–	110	–	–	110
Dividends from joint ventures	–	–	(100)	100	–
Exchange translation differences	–	–	42	–	42
Equalisation adjustments	–	–	(88)	–	(88)
Balance as at 31 December 2001	47	1,438	387	520	2,392

The authorised share capital consists of 2,100m ordinary shares and 30m registered R-shares. As at 31 December 2001, the issued share capital consisted of 736,575,369 (2000 735,717,794) ordinary shares of €0.06 par value and 4,679,249 (2000 4,049,951) R-shares of €0.60 par value. The R-shares are held by a subsidiary company of Reed International. The R-shares are convertible at the election of the holder into ten ordinary shares each. They have otherwise the same rights as the ordinary shares, except that Elsevier may pay a lower dividend on the R-shares.

On 12 April 2001, Elsevier issued 629,298 R-shares to Reed Holding BV, a wholly owned subsidiary of Reed International, for €91.3m before capital taxes, so as to maintain Reed International's 5.8% indirect equity interest in Elsevier.

Within paid-in surplus, an amount of €1,261m (2000 €1,151m) is free of tax.

On 31 December 2001, there were options outstanding for the purchase of 28.4m (2000 24.3m) shares at an average price of €11.90 (2000 €11.78).

The average term of these options is four years (2000 four years).

10 CONTINGENT LIABILITIES

There are contingent liabilities in respect of borrowings of the Reed Elsevier plc group and the Elsevier Reed Finance BV group guaranteed by Elsevier as follows:

	2001 €m	2000 €m
Guaranteed jointly and severally with Reed International	5,061	2,941

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 22 to the Reed Elsevier combined financial statements on pages 46 to 51.

The financial statements were signed by the Boards of Directors, 20 February 2002.

M Tabaksblat
Chairman

M H Armour
Chief Financial Officer

AUDITORS' REPORT TO THE MEMBERS OF ELSEVIER NV

We have audited the 2001 financial statements of Elsevier NV, Amsterdam which comprise the profit and loss account, cash flow statement, reconciliation of shareholders' funds, balance sheet and the related notes 1 to 10. These financial statements have been prepared under the accounting policies set out therein and include the Reed Elsevier combined financial statements for the year ended 31 December 2001 which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, the shareholders' funds reconciliation and the related notes 1 to 27, having been prepared under the accounting policies set out therein, dated 20 February 2002. The financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Basis of audit opinion
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the financial statements of Elsevier NV, which include the Reed Elsevier combined financial statements, give a true and fair view of the financial position of Elsevier NV at 31 December 2001 and of the result and cash flow for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the legal requirements for financial statements as included in Part 9, Book 2 of the Netherlands Civil Code.

Deloitte & Touche
Accountants
Amsterdam
20 February 2002

PROPOSAL FOR ALLOCATION OF PROFIT

	2001 €m	2000 €m
Interim dividend on ordinary shares	64	60
Final dividend on ordinary shares	157	140
Dividend on R-shares	–	–
Retained loss	(120)	(173)
	101	27

The Combined Supervisory and Executive Board determines the part of the profit to be retained. The profit to be distributed is paid on the ordinary shares and the R-shares in proportion to their nominal value. The Combined Board may resolve to pay less per R-share, but not less than 1% of the nominal value.

The company is bound by the Governing Agreement with Reed International, which provides that Elsevier shall declare dividends such that the dividend on one Elsevier ordinary share, which shall be payable in euros, will equal 1.538 times the dividend, including the related UK tax credit, paid on one Reed International ordinary share.

ADDITIONAL INFORMATION FOR US INVESTORS

ADDITIONAL INFORMATION FOR US
INVESTORS

SUMMARY FINANCIAL INFORMATION IN US DOLLARS

Basis of preparation

The summary financial information is a simple translation of the Reed Elsevier combined financial statements into US dollars at the stated rates of exchange. The financial information provided below is prepared under UK and Dutch GAAP as used in the preparation of the Reed Elsevier combined financial statements. It does not represent a restatement under US GAAP which would be different in some significant respects.

Exchange rates for translation

	2001 US$	2000 US$
Sterling		
Profit and loss and cash flow	1.44	1.51
Balance sheet	1.45	1.49
Euro		
Profit and loss and cash flow	0.894	0.921
Balance sheet	0.884	0.925

Profit and loss account

FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 US$m	2000 US$m
Net sales – continuing	6,566	5,690
Adjusted operating profit	1,426	1,197
Profit before tax	396	290
Profit attributable	181	50
Adjusted profit before tax	1,221	1,042
Adjusted profit attributable	899	772

Cash flow statement

FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 US$m	2000 US$m
Net cash inflow from operating activities	1,535	1,228
Dividends received from joint ventures	17	9
Returns on investments and servicing of finance	(164)	(157)
Taxation (including US$203m (2000 US$47m) exceptional net inflow)	(53)	(166)
Capital expenditure and financial investment	(328)	(288)
Acquisitions and disposals	(3,082)	(1,069)
Equity dividends paid to the shareholders of the parent companies	(367)	(297)
Cash outflow before changes in short term investments and financing	(2,442)	(740)
Decrease/(increase) in short term investments	1,683	(1,717)
Financing	773	2,468
Increase in cash	14	11
Adjusted operating cash flow	1,449	1,170
Adjusted operating cash flow conversion	102%	98%

SUMMARY FINANCIAL INFORMATION IN US DOLLARS (continued)

Balance sheet

AS AT 31 DECEMBER 2001

	2001 US$m	2000 US$m
Capital employed		
Goodwill and intangible assets	9,748	6,149
Other fixed assets	1,059	848
Trading working capital	(347)	(714)
Other working capital	(290)	(207)
Total	10,170	6,076
Funded by:		
Combined shareholders' funds	4,230	4,531
Other net liabilities	1,258	900
Net borrowings	4,682	645
Total	10,170	6,076

SUMMARY OF THE PRINCIPAL DIFFERENCES BETWEEN UK AND DUTCH GAAP AND US GAAP

The combined financial statements are prepared in accordance with UK and Dutch GAAP, which differ in certain significant respects from US GAAP. The principal differences that affect net income and combined shareholders' funds are explained below and their approximate effect is shown on page 88.

Goodwill and other intangible assets

In 1998, Reed Elsevier adopted the new UK financial reporting standard FRS10: Goodwill and Intangible Assets, and accordingly changed its accounting policy for goodwill and intangible assets. Under this policy, for the fiscal years ended 31 December 1998 to 31 December 2000, and retrospectively for prior years, goodwill and intangible assets were amortised through the profit and loss account over their estimated useful lives, up to a maximum of 20 years. In view of this and the determination of appropriate prudent asset lives, the remaining asset lives for US GAAP purposes were reviewed and determined consistently with those adopted for the new UK and Dutch GAAP treatment. This re-evaluation of asset lives under US GAAP increased the periodic amortisation charge, as the unamortised value of existing assets, which were previously being amortised over periods up to 40 years, were amortised over shorter periods.

As explained in the Accounting Policies, on pages 26 and 27, the maximum estimated useful life of goodwill and intangible assets has been reassessed as 40 years for the 2001 financial statements under UK and Dutch GAAP. Under the new US accounting standard SFAS 142: Goodwill and Other Intangible Assets, no amortisation has been charged on goodwill arising on the Harcourt acquisition and other acquisitions completed after 30 June 2001. Other goodwill and intangible assets are being amortised over periods up to 40 years, consistently with the periods adopted under UK and Dutch GAAP.

The gross cost under US GAAP, as at 31 December 2001, of goodwill is £4,860m (2000 £3,757m) and of other intangible assets is £5,583m (2000 £3,900m). Accumulated amortisation under US GAAP, as at 31 December 2001, of goodwill is £1,414m (2000 £1,497m) and of other intangible assets is £1,131m (2000 £1,402m).

Deferred taxation

The combined businesses provide in full for timing differences using the liability method. Under US GAAP, deferred taxation is provided on all temporary differences under the liability method subject to a valuation allowance on deferred tax assets where applicable, in accordance with SFAS 109: Accounting for Income Taxes. The most significant adjustment to apply SFAS 109 arises on acquired intangible assets for which amortisation is not tax deductible. Under the timing difference approach applied under UK and Dutch GAAP, no such liability would be recognised.

Pensions

The combined businesses account for pension costs under the rules set out in SSAP24: Accounting for Pension Costs. Its objectives and principles are broadly in line with SFAS 87: Employers' Accounting for Pensions. However, SSAP24 is less prescriptive in the application of the actuarial methods and assumptions to be applied in the calculation of pension assets, liabilities and costs.

Under US GAAP, plan assets are valued by reference to market-related values at the date of the financial statements. Liabilities are assessed using the rate of return obtainable on fixed or inflation-linked bonds. Under UK and Dutch GAAP, pension plan assets and liabilities are based on the results of the latest actuarial valuation. Pension assets are valued at the discounted present value determined by expected future income. Liabilities are assessed using the expected rate of return on plan assets.

Stock based compensation

Under US GAAP, the combined businesses apply the accounting requirements of Accounting Principle Board Opinion No. 25: Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for stock based compensation. Under APB 25 compensatory plans with performance criteria qualify as variable plans, for which total compensation cost must be recalculated each period based on the current share price. The total compensation cost is amortised over the vesting period. Under UK and Dutch GAAP, compensation cost is determined using the share price on the date of grant.

Also under US GAAP, SFAS 123: Accounting for Stock Based Compensation establishes a fair value based method of computing compensation cost. It encourages the application of this method in the profit and loss account but, where APB 25 is applied, the proforma effect on net income must be disclosed.

The disclosure only provisions of SFAS 123 have been adopted. If compensation costs based on fair value at the grant date had been recognised in the profit and loss account, net income under US GAAP would have been reduced by £22m in 2001 (2000 £23m).

Derivative instruments

Under US GAAP, SFAS 133: Accounting for Derivative Instruments and Hedging Activities requires all derivative instruments to be carried at fair value on the balance sheet. Changes in fair value are accounted for through the profit and loss account or comprehensive income statement, depending on the derivative's designation and effectiveness as a hedging instrument. Certain derivative instruments used by Reed Elsevier have not been designated as qualifying hedge instruments under SFAS 133 and, accordingly, a charge to net income is recorded under US GAAP for the changes in the fair value of those derivative instruments. Under UK and Dutch GAAP, derivative instruments intended as hedges are recorded at

appropriate historical cost amounts, with fair values shown as a disclosure item. SFAS 133 was effective from 1 January 2001, resulting in a cumulative transition adjustment of £1m loss to US GAAP net income and £86m loss in other comprehensive income.

Equity dividends
Under UK and Dutch GAAP, dividends are provided for in the year in respect of which they are proposed by the directors. Under US GAAP, such dividends would not be provided for until they are formally declared by the directors.

Exceptional items
Exceptional items are material items within the combined businesses' ordinary activities which, under UK and Dutch GAAP, are required to be disclosed separately due to their size or incidence. These items do not qualify as extraordinary under US GAAP and are considered a part of operating results.

Adjusted earnings
In the combined financial statements adjusted profit and cash flow measures are presented as permitted by UK and Dutch GAAP as an additional performance measure. US GAAP does not permit the presentation of alternative earnings measures. Accordingly, adjusted profit is not regarded as an alternative performance measure under US GAAP.

Acquisition accounting
Under UK and Dutch GAAP, severance and integration costs in relation to acquisitions are expensed as incurred and, depending on their size and incidence, these costs may be disclosed as exceptional items charged to operating profit. Under US GAAP, certain integration costs may be provided as part of purchase accounting adjustments on acquisition.

Employee Benefit Trust shares
Under UK and Dutch GAAP, shares held by the Reed Elsevier Employee Benefit Trust ("EBT") are classified as fixed asset investments. Under US GAAP, shares held by the EBT are treated as a reduction in shareholders' funds.

Available for sale investments
Under UK and Dutch GAAP, investments in marketable securities are recorded at historical cost less provision for any impairment in value. Under US GAAP, investments classified as available for sale are reported at fair value, with unrealised gains or losses reported as a separate component of shareholders' funds.

Short term obligations expected to be refinanced
Under US GAAP, where it is expected to refinace short term obligations on a long term basis and this is supported by an ability to consummate the refinancing, such short term obligations should be excluded from current liabilities and shown as long term obligations. Under UK and Dutch GAAP, such obligations can only be excluded from current liabilities where, additionally, the debt and facility are under a single agreement or course of dealing with the same lender or group of lenders. Short term obligations at 31 December 2001 of £1,551m (2000 £1,101m) would thus be excluded from current liabilities under US GAAP and shown as long term obligations.

Recently issued accounting pronouncements
During 2001 the UK standard FRS17: Retirement Benefits was introduced. FRS17 requires additional disclosures until full implementation is mandatory in 2003. The additional disclosures for 2001 are given in note 4 to the financial statements. The net impact on the profit and loss account, were the accounting requirements of FRS17 to be applied for 2002, is not expected to be material and would not affect cash flow. FRS17 differs from US GAAP which does not require the immediate recognition of actuarial gains and losses, but instead allows the amortisation of actuarial gains and losses to be recognised in net income.

SFAS 141: Business Combinations and SFAS 142: Goodwill and Other Intangible Assets were issued in June 2001. SFAS 141 eliminates the pooling-of-interests method and addresses the accounting for negative goodwill. It is effective for business combinations completed after 30 June 2001 and, subject to transitional provisions, retrospectively to prior business combinations. Adoption of the standard has had no material impact on the accounting for business combinations completed prior to 1 July 2001. SFAS 142 states that goodwill should not be amortised but should be tested for impairment at least annually at a reporting unit level. The statement is effective for financial years beginning after 15 December 2001, except for goodwill and intangible assets acquired after 30 June 2001, which should be accounted for in accordance with the provisions of SFAS 142. The goodwill and intangible assets arising on the Harcourt and other acquisitions completed after 30 June 2001 have been accounted for under US GAAP in accordance with the transitional provisions of SFAS 142. The impact of full adoption of the standard cannot be reasonably estimated at this time.

EFFECTS ON NET INCOME OF MATERIAL DIFFERENCES BETWEEN UK AND DUTCH GAAP AND US GAAP

FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 £m	2000 £m	2001 €m	2000 €m
Net income under UK and Dutch GAAP	126	33	202	54
US GAAP adjustments:				
Amortisation of goodwill and other intangible assets	(74)	(78)	(119)	(128)
Deferred taxation	(43)	85	(69)	139
Pensions	46	22	74	36
Stock based compensation	(15)	–	(24)	–
Derivative instruments	(56)	–	(90)	–
Other items	(4)	(2)	(6)	(3)
Net (loss)/income under US GAAP	(20)	60	(32)	98

EFFECTS ON COMBINED SHAREHOLDERS' FUNDS OF MATERIAL DIFFERENCES BETWEEN UK AND DUTCH GAAP AND US GAAP

AS AT 31 DECEMBER 2001

	2001 £m	2000 £m	2001 €m	2000 €m
Combined shareholders' funds under UK and Dutch GAAP	2,917	3,041	4,784	4,896
US GAAP adjustments:				
Goodwill and other intangible assets	1,151	604	1,888	973
Deferred taxation	(860)	(203)	(1,410)	(327)
Pensions	132	86	216	138
Derivative instruments	(79)	–	(130)	–
Unrealised gains on available for sale investments	36	1	59	2
Equity dividends not declared in the period	190	177	312	285
Other items	(20)	1	(33)	1
Combined shareholders' funds under US GAAP	3,467	3,707	5,686	5,968

SUMMARY FINANCIAL INFORMATION IN US DOLLARS

Basis of preparation

The summary financial information is a simple translation of Reed International's consolidated financial statements into US dollars at the stated rates of exchange. The financial information provided below is prepared under UK GAAP as used in the preparation of the Reed International consolidated financial statements. It does not represent a restatement under US GAAP which would be different in some significant respects.

Consolidated profit and loss account

FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 US$m	2000 US$m
Profit attributable to ordinary shareholders: statutory	88	17
Profit attributable to 52.9% interest in Reed Elsevier combined businesses		
Adjusted profit attributable	475	408
Amortisation of goodwill and intangible assets	(386)	(374)
Exceptional items	7	(8)
	96	26

Data per American Depositary Share

	2001 US$	2000 US$
Earnings per American Depositary Share based on 52.9% interest in Reed Elsevier combined businesses		
Adjusted	$1.50	$1.41
Basic	$0.31	$0.09
Net dividend per American Depositary Share	$0.60	$0.60

Balance sheet

AS AT 31 DECEMBER 2001

	2001 US$m	2000 US$m
Shareholders' funds	2,237	2,397

Exchange rates for translation of sterling

	2001 US$:£	2000 US$:£
Profit and loss	1.44	1.51
Balance sheet	1.45	1.49

Adjusted earnings per American Depositary Share is based on Reed International's 52.9% share of the adjusted profit attributable of the Reed Elsevier combined businesses, which excludes amortisation of goodwill and intangible assets and exceptional items. Adjusted figures are described in note 9 to the Reed International consolidated financial statements.

Reed International shares are quoted on the New York Stock Exchange and trading is in the form of American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts ("ADRs"), representing four Reed International ordinary shares of 12.5p each. (CUSIP No. 758212872; trading symbol, RUK; Citibank is the ADS Depositary.)

SUMMARY OF THE PRINCIPAL DIFFERENCES BETWEEN UK AND US GAAP

Reed International accounts for its 52.9% economic interest in the Reed Elsevier combined businesses, before the effect of tax credit equalisation, by the gross equity method in conformity with UK GAAP which is similar to the equity method in US GAAP. Using the equity method to present its net income and shareholders' funds under US GAAP, Reed International reflects its 52.9% share of the effects of differences between UK and US GAAP relating to the combined businesses as a single reconciling item. The most significant differences relate to the capitalisation and amortisation of goodwill and other intangibles, pensions and deferred taxes. A more complete explanation of the accounting policies used by the Reed Elsevier combined businesses and the differences between UK and US GAAP is given on pages 86 and 87. The Reed Elsevier Annual Report 2001 on Form 20-F provides further information for US investors.

EFFECTS ON NET INCOME OF MATERIAL DIFFERENCES BETWEEN UK AND US GAAP

FOR THE YEAR ENDED 31 DECEMBER 2001	2001 £m	2000 £m
Net income under UK GAAP	61	11
Impact of US GAAP adjustments to combined financial statements	(77)	16
Net (loss)/income under US GAAP	(16)	27
(Loss)/earnings per ordinary share under US GAAP	(1.3)p	2.3p

EFFECTS ON SHAREHOLDERS' FUNDS OF MATERIAL DIFFERENCES BETWEEN UK AND US GAAP

AS AT 31 DECEMBER 2001	2001 £m	2000 £m
Shareholders' funds under UK GAAP	1,543	1,609
Impact of US GAAP adjustments to combined financial statements	197	264
Equity dividends not declared in the period	94	88
Shareholders' funds under US GAAP	1,834	1,961

SUMMARY FINANCIAL INFORMATION IN US DOLLARS

Basis of preparation

The summary financial information is a simple translation of Elsevier's statutory financial statements into US dollars at the stated rates of exchange. The financial information provided below is prepared under Dutch GAAP as used in the preparation of the Elsevier statutory financial statements. It does not represent a restatement under US GAAP which would be different in some significant respects.

Profit and loss account

FOR THE YEAR ENDED 31 DECEMBER 2001	2001 US$m	2000 US$m
Adjusted profit attributable	450	386

Data per American Depositary Share	2001 US$	2000 US$
Earnings per American Depositary Share based on 50% interest in Reed Elsevier combined businesses		
Adjusted	$1.14	$1.09
Basic	$0.23	$0.07
Net dividend per American Depositary Share	$0.54	$0.52

Balance sheet

AS AT 31 DECEMBER 2001	2001 US$m	2000 US$m
Shareholders' funds	2,115	2,264

Exchange rates for translation of euros	2001 €:US$	2000 €:US$
Profit and loss	1.118	1.086
Balance sheet	1.131	1.081

Adjusted earnings per American Depositary Share is based on Elsevier's 50% share of the adjusted profit attributable of the Reed Elsevier combined businesses, which excludes amortisation of goodwill and intangible assets and exceptional items. Adjusted figures are described in note 3 to the Elsevier statutory financial statements.

Elsevier shares are quoted on the New York Stock Exchange and trading is in the form of American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts ("ADRs"), representing two Elsevier ordinary shares of €0.06 each. (CUSIP No. 290259100; trading symbol, ENL; Citibank is the ADS Depositary.)

SUMMARY OF THE PRINCIPAL DIFFERENCES BETWEEN DUTCH AND US GAAP

Elsevier accounts for its 50% economic interest in the Reed Elsevier combined businesses, before the effect of tax credit equalisation, by the equity method in conformity with Dutch GAAP which is similar to the equity method in US GAAP. Using the equity method to present its net income and shareholders' funds under US GAAP, Elsevier reflects its 50% share of the effects of differences between Dutch and US GAAP relating to the combined businesses as a single reconciling item. The most significant differences relate to the capitalisation and amortisation of goodwill and other intangibles, pensions and deferred taxes. A more complete explanation of the accounting policies used by the Reed Elsevier combined businesses and the differences between Dutch and US GAAP is given on pages 86 and 87. The Reed Elsevier Annual Report 2001 on Form 20-F provides further information for US investors.

EFFECTS ON NET INCOME OF MATERIAL DIFFERENCES BETWEEN DUTCH AND US GAAP

FOR THE YEAR ENDED 31 DECEMBER 2001	2001 €m	2000 €m
Net income under Dutch GAAP	101	27
Impact of US GAAP adjustments to combined financial statements	(106)	31
Net (loss)/income under US GAAP	(5)	58
(Loss)/earnings per share under US GAAP	€(0.01)	€0.08

EFFECTS ON SHAREHOLDERS' FUNDS OF MATERIAL DIFFERENCES BETWEEN DUTCH AND US GAAP

AS AT 31 DECEMBER 2001	2001 €m	2000 €m
Shareholders' funds under Dutch GAAP	2,392	2,448
Impact of US GAAP adjustments to combined financial statements	294	396
Equity dividends not declared in the period	157	140
Shareholders' funds under US GAAP	2,843	2,984

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Elsevier Science
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Elsevier Science
The Boulevard, Langford Lane
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Elsevier Science
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New York, NY10010, USA
www.elsevier.com

Elsevier Science
Academic Press
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San Diego, CA 92101-4495, USA
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Elsevier Science
Health Sciences
11830 Westline Industrial Drive
St. Louis, MO63146, USA
www.harcourthealth.com

Elsevier Science
WB Saunders
Independence Square West
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Philadelphia, PA 19106-3399, USA
www.harcourthealth.com

LexisNexis
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Miamisburg, Ohio 45342, USA
www.lexis-nexis.com

LexisNexis
Martindale Hubbell
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www.martindale.com

LexisNexis Butterworths Tolley
Halsbury House, 35 Chancery Lane
London WC2A 1EL, UK
www.butterworths.co.uk

Harcourt School Publishers
6277 Sea Harbor Drive
Orlando
FL 32819, USA
www.harcourtschool.com

Holt Rinehart and Winston
10801 N. MoPac Expressway
Building 3, Austin,
Texas 78759-5415, USA
www.hrw.com

Harcourt Educational Measurement
The Psychological Corporation
19500 Bulverde Road
San Antonio
TX 78259, USA
www.hemweb.com

Harcourt Supplemental Publishers
1000 Hart Road
Barrington
Illinois 60010, USA
www.steck-vaughn.com
www.rigby.com

Reed Educational &
Professional Publishing
Halley Court, Jordan Hill
Oxford OX2 8EJ, UK
www.repp.com

Cahners Business Information
345 Hudson Street
New York NY10014-4502, USA
www.cahners.com

Reed Business Information
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www.reedbusiness.com

Elsevier Business Information
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(∅) (❝) (©) (✻) (∞)

Reed Elsevier

(∅) (") (©) (*) (∞)

Indispensable global information

   

SCIENCE & MEDICAL   LEGAL   EDUCATION   BUSINESS

DELIVERING PRODUCTS AND
SERVICES TO CUSTOMERS,
IN MAJOR MARKETS ACROSS
THE WORLD: NORTH AMERICA,
EUROPE, ASIA PACIFIC,
SOUTHERN AFRICA
AND LATIN AMERICA

A LEADING PROVIDER OF GLOBAL
INFORMATION DRIVEN SERVICES
AND SOLUTIONS, EMPLOYING
37,000 PEOPLE IN OVER 101
LOCATIONS WORLDWIDE. IN 2001
REVENUES WERE IN EXCESS OF
£4.5 BILLION/€7.3 BILLION

(WHO)   (WHAT)   (WHERE)

PUBLISHER OF MORE THAN 10,000 JOURNALS, BOOKS AND CDS AND
OVER 500 WEBSITES AND PORTALS, AND ORGANISER OF OVER 470 TRADE
EXHIBITIONS SERVING THE SCIENTIFIC, MEDICAL, LEGAL, EDUCATION
AND BUSINESS COMMUNITIES

This document contains the Reed Elsevier Annual Review & Summary Financial Statements 2001
for the Reed Elsevier combined businesses and for Reed International P.L.C. and Elsevier NV. For
a full understanding of the results and affairs of the businesses, this document should be read in
conjunction with the more detailed separate document, Reed Elsevier Annual Reports & Financial
Statements 2001. This information is also available on **www.reedelsevier.com**

THROUGH PRINT AND CONSTANTLY UPDATED ONLINE
MEDIA 24 HOURS A DAY, 365 DAYS A YEAR



(WHY)   (WHEN)   (FOR)

MAKING AVAILABLE INDISPENSABLE
INFORMATION FOR SCIENTISTS, MEDICAL
PRACTITIONERS, ACADEMICS,
RESEARCHERS, LAWYERS, GOVERNMENT
OFFICERS, TEACHERS, STUDENTS AND
BUSINESS PROFESSIONALS

PROVIDING CUSTOMERS WITH
SUPERIOR INFORMATION
SOLUTIONS THAT HELP THEM
WORK MORE EFFICIENTLY

TURNOVER	ADJUSTED OPERATING PROFIT
£1,024m/€1,649m	£344m/€554m

 

Science & Technology
Elsevier Science supplies scientific and technical information solutions to research libraries and scientists. In a year, it publishes 1,500 journals, 200,000 articles, 1,200 new book titles and CD-ROMs and online products. ScienceDirect, its leading web database, gives access to over 1,200 journals and 1.8 million articles from Elsevier Science and other publishers.



Health Sciences
Health Sciences is a leading healthcare and medical publisher. Through imprints such as Mosby, Churchill Livingstone, Harcourt and WB Saunders, it publishes over 8,000 clinical reference works and 250 journals and handbook series. MD Consult is the online service for physicians and other healthcare professionals.

NUMBER OF EMPLOYEES
6,200

TURNOVER	ADJUSTED OPERATING PROFIT
£1,330m/€2,141m	£267m/€430m

 

LexisNexis Group
North American Legal Markets offers comprehensive research and customised services to law firms, law schools and state and local governments in the US and Canada, increasingly via lexis.com. It provides case law for all 50 US states and Canada and research from Matthew Bender, Michie, Mealey's and Shepard's citation service.



US Corporate and Federal Markets comprises the nexis.com news and business information service, LexisNexis Academic & Library Solutions and LexisNexis Risk Solutions. It provides information, services and customised solutions to business and government professionals and academics.

The **Martindale Hubbell** legal network provides information on over one million lawyers and law firms in 160 countries plus a database of other service providers in 200 categories.

Outside North America, LexisNexis publishes legal, tax and regulatory information serving markets in the UK, Ireland, France, Austria, Poland, Italy, Switzerland, Hungary, Australia, New Zealand, Asia, South Africa, Argentina and Chile.

NUMBER OF EMPLOYEES
13,300

TURNOVER	ADJUSTED OPERATING PROFIT
£579m/€932m	£132m/€212m

 

Harcourt Education is a leading US education publishing company serving the Kindergarten to Grade 12 (K-12) market. The Harcourt schools education business includes Harcourt School Publishers, Holt Rinehart and Winston and Harcourt Supplemental Publishers.



EDUCATION

Harcourt Educational Measurement develops assessment products and related materials and services for elementary, secondary and higher education. **The Psychological Corporation** provides psychological tests and materials to practising psychologists and publishes psychological assessments.

Reed Educational & Professional Publishing publishes educational materials in the UK, Australia, New Zealand and South Africa and library materials and academic titles in the US. It provides branded series and titles, localised market focus and online support in a total of 74 countries around the world.

NUMBER OF EMPLOYEES
5,600

TURNOVER	ADJUSTED OPERATING PROFIT
£1,627m/€2,620m	£247m/€398m



Cahners Business Information publishes information and marketing solutions for business professionals principally in the United States. Its portfolio includes 130 business publications, over 125 webzines and portals, online services, directories, research and direct marketing lists.

BUSINESS

Reed Business Information has a portfolio of more than 100 publications, newsletters, directories and reference books, electronic products, online services, conferences and awards. Its titles cover 18 markets in the UK, US and Asia.

Elsevier Business Information provides business to business and reference titles in the Netherlands, Belgium, France, Germany, Italy and Spain. It publishes over 160 titles, including trade journals, newspapers, newsletters, directories and databases.

Reed Exhibitions is the largest global trade show organiser. Its events bring together over 150,000 suppliers and nine million buyers each year. Its events are held throughout the Americas, Europe, the Middle East, Africa and Asia Pacific and are organised by 30 offices worldwide.

NUMBER OF EMPLOYEES
11,900

REED ELSEVIER COMBINED



	TURNOVER	ADJUSTED PRE-TAX PROFIT	ADJUSTED OPERATING PROFIT	ADJUSTED OPERATING CASH FLOW
£ sterling	£2,987m / £3,163m / £3,390m / £3,768m / **£4,560m**	£823m / £773m / £710m / £690m / **£848m**	£812m / £813m / £792m / £793m / **£990m**	£793m / £808m / £780m / £775m / **£1,006m**
€ euro	€4,324m / €4,708m / €5,153m / €6,180m / **€7,342m**	€1,191m / €1,150m / €1,079m / €1,132m / **€1,365m**	€1,175m / €1,210m / €1,204m / €1,301m / **€1,594m**	€1,148m / €1,203m / €1,18 6m / €1,271m / **€1,620m**

Results for the year ended 31 December
PARENT COMPANIES

REED INTERNATIONAL Adjusted earnings per share	REED INTERNATIONAL Full year dividends	ELSEVIER Adjusted earnings per share	ELSEVIER Full year dividends
28.30p / 26.40p / 24.40p / 23.30p / **26.10p**	14.60p / 15.00p / 10.00p / 10.00p / **10.50p**	€0.62 / €0.60 / €0.57 / €0.59 / **€0.64**	€0.43 / €0.39 / €0.27 / €0.28 / **€0.30**

The financial highlights refer to 'adjusted' profit and cash flow figures. These figures are used by the Reed Elsevier businesses as additional performance measures and are stated before the amortisation of goodwill and intangible assets, exceptional items and related tax effects.

Adjusted pre-tax profit is presented for total operations; other highlights relate to continuing operations, which exclude the consumer publishing businesses sold in the period to 1998.

- INVESTMENT LED growth strategy STARTS TO PAY OFF
- STRATEGIC TARGETS OF ABOVE MARKET REVENUE GROWTH AND double digit earnings GROWTH ACHIEVED ONE YEAR EARLY
- Real progress AND MOMENTUM IN BUSINESS TRANSFORMATION
- $4.5 BILLION HARCOURT ACQUISITION MAKES strong contribution, AHEAD OF EXPECTATIONS

Financial highlights

- STRONG OVERALL GROWTH: REVENUES up 18%; ADJUSTED PRE-TAX PROFITS up 20% AT CONSTANT RATES
- Strong financial result DESPITE CHALLENGING ECONOMIC ENVIRONMENT
- SCIENCE & MEDICAL, LEGAL AND EDUCATION RESILIENT: ORGANIC REVENUE AND PROFIT growth at 6% AND 10%
- BUSINESS DIVISION outperforms market: ORGANIC REVENUE AND PROFIT DECLINES HELD TO 3% AND 8%
- Strong cashflow: OPERATING CASHFLOW OF £1 BILLION/€1.6 BILLION

Outlook

- Good momentum IN SCIENCE & MEDICAL, LEGAL AND EDUCATION
- CHALLENGING ENVIRONMENT IN BUSINESS, BUT well positioned FOR RECOVERY
- ON TRACK TO meet financial targets OF ABOVE MARKET REVENUE GROWTH AND DOUBLE DIGIT EARNINGS GROWTH

We are pleased to report a strong financial result for 2001 and continued good progress in the execution of Reed Elsevier's strategy. This is despite the very challenging global economic environment, which has particularly affected Business publishing, and demonstrates the strong fundamentals of our business: leading brands and market positions, high quality and in-depth content, international business spread, and financial strength.

Execution of our growth strategy over the last two years is now starting to deliver, with growing revenue momentum, market share gains in most of our businesses, and operating margins improving. The $4.5 billion acquisition of the Harcourt businesses in July 2001 significantly expanded our Scientific & Medical and Education activities and is a major step forward in our strategic and financial progress.

The results for 2001 represent the achievement one year earlier than planned of our stated financial goals of above market revenue growth and double digit earnings growth at constant currencies for 2002 and beyond. The key contributing factors have been the resilience and growing success of our Science & Medical, Legal and Education businesses, the acquisition of the Harcourt businesses and the outperformance of the Business division in depressed markets.

FINANCIAL RESULTS

In 2001, revenues were up 21% to £4,560 million/19% to €7,342 million with adjusted pre-tax profits up 23% to £848 million/21% to €1,365 million. At constant exchange rates revenues were up 18%, and adjusted pre-tax profits up 20%, including the benefit of the December 2000 share placing proceeds. Adjusted figures are stated before amortisation of goodwill and intangible assets and exceptional items.

Underlying revenue and adjusted operating profit growth, excluding acquisitions, disposals and currency translation, was 3% and 5% respectively. Excluding declines in Business to Business, of 3% and 8%, underlying revenues were up 6% and operating profits up 10%, a very satisfactory result. On a pro forma calendar year basis, the Harcourt businesses grew both revenues and operating profits by 8%.

Overall operating margins were 1% higher at 22%. Operating cashflow conversion was strong with operating cash flow at £1,006 million/€1,620 million representing 102% of adjusted operating profits.

The Science & Medical business had a good year with strong subscription revenues and growing online sales, and a positive contribution from the Harcourt Science & Medical businesses. Revenues and adjusted operating profits were up 44% and 34% respectively at constant exchange rates, or 8% and 13% before

PROGRESS ON STRATEGY Throughout 2001 we have continued to execute aggressively against our strategy for growth that we laid out in February 2000.

1. Focus on core businesses, to maximise immediate growth potential

We have focused rigorously on our core businesses and competencies. The acquisition of the Harcourt businesses has given us the full breadth we sought across Science & Medical and the scale we wanted in Education. We have also made several smaller acquisitions to enhance the business and exited those businesses that did not fit directly with our strategy. The structure of our business is now right, with four strong divisions, focused on higher growth sectors in attractive professional markets, each with the scale and the assets to succeed. Our emphasis is now on organic development supplemented by selective acquisitions.

2. Significantly upgrade management and organisation effectiveness

Our management structure – focused around the four divisions – is now well embedded and making a real difference. Our decision making is quicker and more market focused; there is greater accountability across the business; we are upgrading our talent through external recruitment and internal promotion; our total management team is becoming more diverse; we have introduced extensive personal development and training programmes; we have launched a core values programme across the business as part of our culture change programme.



acquisitions and disposals. The ScienceDirect online service now covers 66% of subscription revenues, up from 45% a year ago, and online usage continues to grow strongly. Subscriber attrition improved for the second consecutive year to only 4%.
The integration of the Harcourt businesses is well advanced.

The Legal business has seen a marked turnaround in performance, with an acceleration in underlying revenue growth to 5% from 3% in 2000 and adjusted operating profits up 9% compared with a decline of 19% in the previous year. Total revenues and adjusted operating profits were up 7% and 9% respectively at constant exchange rates. Particularly significant was the performance in US legal markets where our investments in new and upgraded product, sales and marketing are starting to transform our competitive position. Online sales were up 10% which compares with 5% in 2000 and 1% in 1999 with demand particularly strong in the small law firm market. Overall operating margins, up 0.4 percentage points to 20.1%, have started to improve as investment levels begin to stabilise and revenue growth picks up. Outside the US, the legal businesses continue to perform satisfactorily.

The Education business had an excellent year. The Harcourt businesses exceeded our expectations with 12% growth in revenues and 10% growth in adjusted operating profits on a pro forma calendar year basis, on top of an outstanding year in 2000. The K-12 (Kindergarten – 12th grade) business outperformed the US schools market for the third year in a row with revenue growth of 11% driven by strong publishing programmes and won the highest market share of 2001 state adoption revenues in both elementary and secondary schools. The Testing business grew pro forma revenues by 22% with significant incremental requirements on existing state testing contracts. Our existing businesses also had another good year with underlying revenues up 8% and adjusted operating profits up 10%, with particularly strong performances in US supplemental and from UK schools.

The Business division by contrast had a difficult year with the progressive weakening of global economic conditions exacerbated by the events of September 11 which particularly affected US markets. The impact on advertising revenues was in part mitigated by a strong performance in Exhibitions where underlying revenues and adjusted operating profits grew by 9% and 6% respectively, and by the more resilient subscription/copy sales. Revenues and adjusted operating profits were lower by 5% and 8% respectively at constant exchange rates, or 3% and 8% before acquisitions and disposals. This represents a significant outperformance of the Business to Business market. Our focus has been on building market share, improving yields, and aggressively cutting costs. Each of our major businesses in the

3. Major upgrade of product, leveraging internet technology, to deliver superior services to customers

Our products have come a long way in the last two years as we have expanded our value added content and exploited internet technologies to deliver highly functional and intuitive information services.

In Science & Medical, the ScienceDirect online service is an acknowledged leader in the field of scientific research. In Legal, our information services for the US legal, corporate and federal markets have been transformed by the relaunched lexisnexis.com services. In Education, the success of our print publishing is set to be taken further forward in interactive electronic learning and testing programmes. In Business, we have focused on further improving the quality of our leading titles and exhibitions whilst launching internet services. Electronic revenues, primarily internet based, now account for 27% of revenue and are a key driver of profit growth.

4. More effective marketing and sales programmes

Across the business, we have matched our renewed confidence in our products with significant expansion and upgrade of our sales and marketing, firmly rooted in understanding and meeting customer needs. We have continued to build our sales teams in Science, Legal and now in Education in addition to the major increases in 2000, and to raise their effectiveness through focus on leadership, training, measurement and incentives. Major marketing programmes in Legal are establishing LexisNexis as a truly global brand as well as targeting individual markets such as law schools and small law firms. In Business to Business, sales and marketing initiatives are key to our yield management and market share progress. All of our marketing programmes have been extensively revamped based on detailed market research, and our branding strategies repositioned to support our global initiatives.

US, UK and continental Europe was successful against these objectives. We have also benefited from the quality and balance of our portfolio, in sector and geographic spread, the mix of revenue streams, and the market leading positions of our titles and exhibitions.

During the year we substantially completed our disposals programme initiated in 2000, with the sale of the travel publishing businesses, OAG Worldwide and Cahners Travel Group, the Bowker bibliographic business, certain Elsevier Business Information training businesses, and a number of non core titles and exhibitions. Earnings dilution of around 2% from these disposals, with a further 2% in 2002, is more than compensated by a more sharply focused business with stronger growth potential in attractive, core sectors.

PARENT COMPANIES, EARNINGS AND DIVIDENDS
For the parent companies, Reed International and Elsevier, the adjusted earnings per share were up 12% at 26.1p and up 8% at €0.64 respectively. At constant exchange rates this represents an increase of 10%. The reported earnings per share, including exceptional items and amortisation of goodwill and intangible assets, was for Reed International shareholders 4.8p (2000: 1.0p) and for Elsevier shareholders €0.13 (2000: €0.04).

The proposed Reed International final dividend is up 7% at 7.4p per share, which together with the interim dividend of 3.1p gives a total dividend of 10.5p, up 5% on the prior year. The Elsevier final dividend under the equalisation arrangements is up 11% at €0.21 per share, which, together with the interim dividend of €0.09, gives a total Elsevier dividend of €0.30, up 7%. The difference in dividend growth rates between Reed International and Elsevier reflects the impact of currency movements.

In 1999, we moved to a unitary management structure for the business and harmonised the Boards of Reed International P.L.C., Elsevier NV and Reed Elsevier plc. In recognition of the real benefits derived from this clear and cohesive management structure and the equivalence of economic interests, we are proposing to change the names of the two parent companies to Reed Elsevier PLC and Reed Elsevier NV, and of the operating company to Reed Elsevier Group plc. These proposals will be put to the Annual General Meetings in April.

BOARD CHANGES
At the Annual General Meetings this year, David Webster will retire from the Boards. We thank him for his invaluable contribution in more than ten years as a non-executive director, including a period as Chairman of Reed Elsevier plc in the transition to a unified management structure, and as Chairman of

PROGRESS ON STRATEGY (continued)

---

5. Significant increase in investment to drive revenue growth

Throughout the year we have maintained our commitment to investment in product, sales and marketing. Overall investment for the year was around £260 million/€420 million, close to the prior year level, before taking into account the extra investment spend in the Harcourt businesses. Much of this investment, such as expanded sales forces and products launched, is no longer managed or measured on a project basis but is now embedded within the businesses. Increased spending levels in Science & Medical and Legal were offset by a reduction in Business where internet activities were scaled back to reflect the changes in market opportunities. Investment in the Harcourt businesses acquired is now being stepped up by $40 million as planned. We plan to broadly maintain these on-going levels of investment and believe it will continue to deliver real competitive advantage and above market growth.

6. Aggressive cost savings programmes

The cost savings programmes initiated in 2000 have delivered the full annual savings target of £170million/€275 million in 2001, providing funds for the investment programme. In addition, in response to the global economic downturn, we have pushed cost reduction programmes further, particularly in the Business division. These additional savings, of some £70 million/€110 million annualised, significantly mitigated the impact of lower advertising revenues in 2001 and will help protect margins in Business in 2002. We are also on track to achieve the $70 million cost synergies targeted on the integration of Harcourt, with the majority of this to be realised in 2002.

the Audit Committees. His wise counsel and unfailing commitment will be missed. We were pleased to welcome Lord Sharman, previously Chairman of KPMG worldwide, to the Boards of Reed Elsevier plc and Reed International P.L.C. in January. He is expected to join the Elsevier Supervisory Board in April following the Annual General Meeting. He will succeed David Webster as Chairman of the Audit Committees.

OUTLOOK

We are encouraged by the continued good progress we are making against our strategic and financial milestones and the growing success of the business. 2002 should again see us meeting our key financial targets of above market revenue growth and double digit earnings per share growth at constant currencies, despite the continuing difficult economic environment. This recognises the further success of the Science & Medical, Legal and Education businesses and the cost actions taken to mitigate revenue weakness in Business to Business. We will also have the full year benefit of the Harcourt acquisition.

As set out in the Trading Update last December, the overall results for the first half of 2002 are likely to be a little lower than last year due to comparison against a strong first half in 2001 in the Business division. The second half should deliver the expected growth for the year given a less demanding comparison in the Business division and the second half weighting of sales and profit in the Harcourt business.

In the last two years major effort has been put into reshaping the business and organisation, and in addressing the fundamentals around product, sales and marketing. We are now well placed to see the full impact of this work in the year ahead, and we have great confidence in Reed Elsevier's future and further success.

We want to pay special thanks to all our staff for the exceptional contribution they have made this year. We have faced probably the most difficult economic environment for a decade, compounded by the appalling terrorist attacks on the US and the aftermath. Yet we believe tragedy and challenge have brought out the best in us, the camaraderie, commitment and determination shown throughout the organisation have largely overcome these obstacles and have seen Reed Elsevier come through the year in good shape.

Morris Tabaksblat
Chairman

Crispin Davis
Chief Executive Officer

---

7. Expand geographically to build global capability and leading positions

The acquisition of Harcourt has significantly extended our global capabilities and leading positions for both *Science & Medical and Education. In Legal, the* LexisNexis brand is now being rolled out globally and global content and technology initiatives implemented. A new management structure and leadership appointments have been made to accelerate our regional and global strategies. In Business, our prime focus in 2001 has been on market share gains and collaboration across existing geographies whilst tightly managing the business in the very difficult environment. We have also now integrated Miller Freeman Europe, acquired in 2000, giving us a strong and growing leading position in the European Exhibitions sector.

8. Continue to target acquisitions/alliances to accelerate achievement of strategic goals

Over the past two years we have significantly reshaped the portfolio around strategically focused higher growth *sectors through acquisitions and disposals. We have* spent £4.2 billion/€6.8 billion on acquisitions, including the £3.1 billion/€4.9 billion this last year on Harcourt, and have made £0.3 billion/€0.5 billion of disposals of lower growth and non core businesses. Whilst our focus is on maximising the growth potential in our existing core businesses through organic development, with our strong balance sheet and cashflow position, we will look for further bolt-on acquisitions that accelerate our strategic development and meet our financial criteria.

Each year, Elsevier Science publishes 1,500 journals containing 200,000 articles



Health Sciences publishes over 8,000 clinical reference works and 250 journals and handbook series covering medical research and clinical practice









The Scirus web search engine provides search facilities through 70 million scientific web pages



THE LANCET





ScienceDirect hosts more than 30 million abstracts



Embase is a secondary biomedical and drug database with references to more than 4,000 journals





STRATEGY

Our Science & Medical strategy is to be the leading provider of high quality scientific, technical and medical information to the academic, research and healthcare communities. This will be achieved through the use of new technology to deliver interlinked, searchable and authoritative content.

TURNOVER	ADJUSTED OPERATING PROFIT	PEOPLE
£1,024m	£344m	6,200
€1,649m	€554m	

REVENUE BY BUSINESS



HEALTH SCIENCES 27%

SCIENCE AND TECHNOLOGY 73%

SCIENCE & TECHNOLOGY £748m/€1,204m
HEALTH SCIENCES £276m/€445m

THE SCIENCE & MEDICAL BUSINESS HAS HAD ANOTHER VERY SUCCESSFUL YEAR. ELSEVIER SCIENCE HAS extended its leading position, GROWING REVENUE WELL AHEAD OF THE MARKET AND DELIVERING double digit profit growth. THE KEY INDICATORS ON SCIENCEDIRECT USAGE, PENETRATION AND CUSTOMER RETENTION, ALL SHOW GOOD PROGRESS. THE HARCOURT SCIENCE, TECHNICAL AND MEDICAL (STM) BUSINESS ACQUIRED IN JULY 2001 IS CONTRIBUTING WELL AND THE BUSINESS integration is well advanced.

ScienceDirect
Superior global product



NAVIGATION
30 million abstracts and indices

SUBJECT PORTALS
(Over 20 specialist collections)

ACADEMIC WORK BENCH

Authorship and pre-publication tools

1.8 MILLION ARTICLES

SCIENCE *d* DIRECT

FULLY SEARCHABLE DATABASE

ARCHIVE
4 million backfiles

Web search engine

SCIRUS

70 million science related pages

LIBRARY MANAGEMENT TOOLS
ENDEAVOR

2001 has been a year of great challenge for Elsevier Science and considerable success. We have had two key priorities: first, to build further the momentum behind our online scientific research services; and second, to integrate the Harcourt STM business efficiently and put in place the management organisation and strategies to capture the potential of the market. We have been successful in executing against both priorities. The enlarged Elsevier Science business is now managed through two divisions, Science & Technology and Health Sciences, supported by Operations.

Our ScienceDirect service has continued to go from strength to strength and is widely recognised as the most comprehensive and advanced source of full text scientific research in the world.

Throughout the year we continued to add new contracts, including many of the most prestigious research institutions across the world. ScienceDirect now covers 66% of our scientific journal subscription revenues, up from 45% a year ago and 25% a year before that. Usage continues to grow strongly and annual page views doubled over the year to 220 million.

ScienceDirect now holds over 1.8 million full text articles, adding 350,000 articles during the year from our scientific journals, and has 45 million bibliographic records. With the addition of Harcourt's journals by mid-2002, research will be channelled into ScienceDirect from nearly 1,500 scientific journals. The major five year programme initiated last year to incorporate the 5 million articles published before 1995 from our vast

archive is making good progress. We are tackling these by subject discipline and during the year we released three complete collections – Organic Chemistry, Inorganic Chemistry and Chemical Engineering – and five more are scheduled for 2002.

A major focus has been on expanding the functionality and customisation of ScienceDirect to address specific customer needs. Superior navigational tools have been added for increased speed, ease of use and intuitive linking. Over 20 digital subject collections are now offered in addition to the core subscription programmes. A Math Preprint Server was launched, following on from the successful introduction in 2000 of the Chemistry Preprint Server. We introduced a new Articles in Press service providing access to articles accepted but not yet in final form for publication, thereby significantly reducing the time between article submission and availability. Also well received by customers has been the Scirus scientific web search engine, which enables retrieval in a focused way of scientific material from over 70 million pages available on the web.

In step with the good progress made in expanding the ScienceDirect services, we have continued to build up our sales force and develop more targeted marketing programmes. The introduction of the electronic services and the very substantial added value that they provide to customers has opened up a much closer relationship with our customers, and we are placing considerable emphasis on building on this through our marketing and scientific community programmes. We made good progress in the development of electronic tools for authors and have launched newsletters and conferences in Europe and the USA for our editors.

Extending beyond the traditional research arena, MDL has expanded its drug discovery software services to new biological data management products to

add to its core strength in cheminformatics.

The acquisition of the Harcourt STM business in July 2001 was a major milestone for Elsevier Science, bringing high quality Scientific & Technical journals and a leading position in worldwide Medical publishing. The fit is excellent and Elsevier Science now has strong positioning across the scientific, technical and medical spectrum, with outstanding platforms for accelerated internet information services.

Throughout the period since acquisition we have been focused on developing the management organisation and strategies to deliver accelerated growth, and on integrating the business. The Health Sciences management team is now in place, with strong appointments made, and an organisation structured around the key markets. The Health Sciences strategy is based on reshaping and building on the existing high quality publishing programmes focusing around key clinical disciplines,

and significantly expanding our online information solutions.

In addition to the 2001 frontlist publishing programme, the Health Sciences business has seen continued rapid expansion of its online clinical information service MDConsult. This subscription service provides web access to major medical reference works, databases, clinical journals, drug information, practice guidelines, education programmes, and expert commentaries and medical news. Serving physicians and allied healthcare professionals, MDConsult is licensed by almost every US medical school and over 1,000 hospitals and healthcare organisations. Our focus now is on further customisation and development of the service to meet the specific needs of individual specialties, and during 2001 MDConsult Cardiology was launched, the first of many speciality specific services.

The integration of the Harcourt businesses operations is well advanced.

Scientific journal production is being consolidated and Harcourt journal content incorporated within ScienceDirect. Sales teams and marketing programmes are being aligned and publishing and editorial activities brought together. Back office operations and facilities are being consolidated. The integration process will be largely completed during 2002.

Elsevier Science has seen a year of real transformation. The majority of our customers in Science & Technology are now receiving our information electronically through a demonstrably superior service with all the added value that sophisticated datalinking, navigation tools and search functionalities can bring. The Harcourt STM business has added very high quality scientific content and given us a leading position in the attractive medical publishing market with significant potential in focused and efficient online information and care solutions. The future looks promising.

Elsevier Science's Health Sciences Division holds a market leading position in the global medical information market



MDConsult has 250,000 users, is used by 95% of US medical schools and over 100,000 hospitals





Penetration of ScienceDirect reached 66%. ScienceDirect now covers over 5,000 academic, corporate and medical institutions



Over 9 million scientists and researchers use ScienceDirect as their resource of choice

LexisNexis publishes in more than 20 countries and sells its services in more than 160 countries



More than 80% of legal searches are now web based



The LexisNexis service contains over three billion searchable documents from 32,000 legal, news and business sources globally









LexisNexis handled nearly 100 million commercial searches in the year

85% of the Fortune 500 companies use LexisNexis services



In the UK, LexisNexis Butterworths Direct has become the most frequently used website with a customer base for its premium service including 93 of the top 100 law firms







STRATEGY

The strategy for our Legal business is to be the leading, preferred global supplier of information services and information based solutions to legal and business professionals. This will be driven by superior content and functionality, targeted sales and marketing programmes and expansion into new markets.



TURNOVER	ADJUSTED OPERATING PROFIT	PEOPLE
£1,330m	£267m	13,300
€2,141m	€430m	

REVENUE BY BUSINESS



LEXISNEXIS INTERNATIONAL 22%

LEXISNEXIS NORTH AMERICA £1,041m/€1,676m
LEXISNEXIS INTERNATIONAL £289m/€465m

LEXISNEXIS NORTH AMERICA 78%

THE LEGAL BUSINESS HAS HAD A YEAR OF significant business turnaround. FOR THE FIRST TIME IN A NUMBER OF YEARS, WE ARE SHOWING encouraging growth IN THE US AND, WITH MARGINS ALSO NOW IMPROVING, THERE HAS BEEN A POSITIVE INITIAL TURNAROUND IN THE BUSINESS. THE ACCELERATION IN REVENUE GROWTH REPRESENTS a very satisfactory payback FROM THE STEP UP IN INVESTMENT OVER THE LAST TWO YEARS IN PRODUCT, SALES AND MARKETING.

Throughout the year we have continued to execute aggressively against our strategic priorities; to turnaround the US business and to implement a global organisation. We met all our objectives in 2001 with our investment programmes yielding success in our markets and a strong global management team now in place to drive a global product, technology and marketing strategy.

In North American Legal markets, we have made good progress in building on the success of lexis.com. Online revenues grew strongly by 10%, which compares with online revenue growth of 5% in 2000 and reflects the market acceptance of the new and upgraded products and the impact of the expanded sales force and better marketing. The investment over the last two years has delivered truly competitive products and this is reflected through our accelerating revenue growth as customer preferences are won over. Our strong position in US law schools, where preferences are first formed, has also been reaffirmed by the most recent independent research.

Our drive to develop our products further has focused on increasing our customers' search efficiency, and on content and customisation. Through enhanced navigation tools we are delivering more focused answer-sets to legal search enquiries, presenting our statutes and analytical treatises in easy to use formats. We have also continued to add proprietary content through acquisition, alliance and authorship, and have made excellent progress in our programme to include case law summaries for our entire federal and state case law collection. The combination of the increasing success of our web products and the rapid migration from print to online delivery drove a 30% increase in online searches.

Our lexisONE site, for small law firms, continued to attract a considerable number of new registrants and helped to drive 39% growth in online searches by small law firms. An e-mail alerting service was added which searches daily for case decisions fitting pre-selected criteria, enabling solo practitioners and small law firms to keep

abreast of court decisions without incurring substantial research expenses.

Good progress was also made in expanding our services beyond traditional research with the acquisition of Courtlink, which provides electronic filing of documents with courts and electronic access and monitoring by attorneys of court records.

The Martindale Hubbell legal directory business launched new product enhancements and alliances to increase the value of its service to customers. martindale.com was launched providing better navigation, improved graphics and expanded content for lawyers. martindale.com now handles more searches than any other legal directory in the world. Sales of lawyer home pages to the small law market, and sales of listings for the lawyers.com website saw excellent growth.

In US Corporate and Federal Markets, we introduced the next generation of nexis.com, which is now the most customised and comprehensive online

The Martindale Hubbell Law Directory is used by 91% of US law firms and legal departments



Butterworths, the UK's leading legal and tax publisher, was founded in 1818



Shepard's database contains more than 208 million citation references taken from 16.8 million cases dating back to 1658





information resource for business and government. Usage continues to grow strongly with search volumes up over 25%. More than 70% of searches are now through the easier to use and more functional web products. Building on parallel success in legal markets, we have also made good progress with our Customised eSolutions, integrating searches across a customer's intranet, nexis.com and other sources, including the web, to deliver more focused, customer specific solutions.

Transactional volumes saw some weakness in corporate markets in the second half of 2001 driven by the economic downturn, although this was more than offset by strong demand in government and academic markets. The significant turnaround in this business over the last two years was confirmed by 5% underlying revenue growth for the year, ahead of the market, driven by increasing customer loyalty and significant new contract wins. Additionally, strong growth was seen in demand for our risk management information services through Riskwise, acquired in 2000, where sales were up 60%.

In International Markets outside the US, we have continued to aggressively expand our internet services to add to our traditional strengths in print and CD-Rom. Our UK online service continues to grow rapidly, doubling sales in the year, with 26 new specialist services launched and 10 new modules of existing ones. In France, our leading encyclopedia were launched online and a new online portal providing both free information and paid for research services. Migration from print/CD to online is expected to accelerate, driven by high internet penetration and sharply increased desktop usage in all key markets worldwide. In most markets, internet access at law firms and corporations has caught up with the high level in the US.

Through the year, we have been progressively implementing our global branding strategy, as well as developing

Legal
Strategy for growth



global product and technology platforms. LexisNexis was established as our global brand across the Legal division, and all online and offline products worldwide are now identified by this brand. Our award-winning web standards are now integrated into more than 60 LexisNexis websites around the world, preparing the ground for a single global online product platform. This will allow us to leverage our global content and to develop superior online products in all markets cost effectively, marketed across borders through a common and consistent message. Our customers are becoming increasingly global and LexisNexis is set to take full advantage of these trends.

The outlook for the Legal business is good. Our products are doing well in their markets and a continued high level of investment is laying the foundation for this ongoing success.

17



In 2001, Harcourt School Publishers' programmes were top sellers in state adoptions in four of the five major elementary school subject areas: mathematics, science, language arts and social studies



Reed Educational & Professional Publishing is the UK's largest primary and secondary educational publisher





Harcourt Educational Measurement's Stanford Achievement Test is the nation's leading standardised education test in the US



The Psychological Corporation's Wechsler Scales are the world's most widely used tests of intellectual ability





Harcourt School Publishers is the leading elementary (K-6) schools publisher in the US



Steck-Vaughn and Rigby together make up one of the US's largest publishers of supplementary educational materials



THE EDUCATION TEAM (left to right):
JOHN PHILBIN (CEO REPP)
TONY LUCKI (CEO HARCOURT EDUCATION)
JACK DILWORTH (CEO HARCOURT TESTING)

STRATEGY

The strategy of our education division is to deliver superior classroom based learning programmes through the provision of print and electronic instructional materials, testing and assessment services and professional development programmes for teachers.

TURNOVER	ADJUSTED OPERATING PROFIT	PEOPLE
£579m	£132m	5,600
€932m	€212m	

REVENUE BY BUSINESS



REPP **35%**

HARCOURT EDUCATION AND TESTING
£376m/€605m
REED EDUCATIONAL & PROFESSIONAL PUBLISHING
£203m/€327m

HARCOURT EDUCATION
AND TESTING **65%**

THE EDUCATION BUSINESSES HAVE HAD A VERY GOOD YEAR. THE HARCOURT EDUCATION AND TESTING BUSINESSES ACQUIRED IN JULY 2001 HAVE MADE an excellent contribution AND TRANSFORMED THE DIVISION INTO a leading publisher IN THE GLOBAL ENGLISH SPEAKING SCHOOLS MARKET. THE HARCOURT K-12 (KINDERGARTEN – 12TH GRADE) BUSINESS AGAIN OUTPERFORMED THE US SCHOOLS MARKET IN 2001 AND HAS exceeded our high expectations. THE REED EDUCATIONAL & PROFESSIONAL PUBLISHING (REPP) BUSINESS ALSO HAD A GOOD YEAR.

The schools publishing market has strongly attractive growth dynamics worldwide. The combination of the Harcourt Education and Testing and REPP businesses brings together leading positions in their respective markets. The combined businesses, to be branded Harcourt Education, are focused on editorial excellence and proven strength in marketing and sales to deliver print and multimedia school publishing programmes of unparalleled quality. Our Education strategy is focused on growing share through innovation and excellence in publishing development. The businesses continue to be managed within their existing, successful management organisations, and in due course will report to a Global CEO of Education for Reed Elsevier.

The Harcourt US K-12 business had another strong year in 2001 with pro forma revenue growth of 11%, significantly ahead of the market and on top of a very successful year in 2000. It won the highest overall market share in 2001 state adoption revenues in both the elementary and secondary school markets.

In US elementary schools, Harcourt School Publishers had another excellent year with strong adoption wins. Particular successes were in California with Harcourt Science and the new Harcourt Math programme, in Texas with language arts, and in Florida where Harcourt Brace Social Studies captured the market. The strong market share position was enhanced through the development of state specific customised teacher and pupil editions.

In US secondary schools, Holt, Rinehart and Winston had a similarly successful adoption performance. The highly acclaimed literature and language arts programmes, Elements of Literature and Elements of Language, did well across state adoptions, with Elements of Language having a significant win in Texas. The recently developed science programme

Outperformance of US schools education market



33% growth

0%

1997　　1998　　1999　　2000　　2001

████ US Education Market*
▭▭▭ Harcourt Education**

Represents total K-12 textbook sales growth as reported by Association of American Publishers (AAP) for years 1997-2000; 2001 Harcourt estimate

**Sales include elementary, secondary, and supplemental*

has continued its success and led the market in California. This strong performance in science, which was not previously an area of strength, is particularly encouraging as Holt further develops its subject portfolio. Holt has continued to build on its core curriculum programme with state specific material and online materials and support for all major titles.

The only area of significant overlap between the Harcourt and REPP businesses is in the supplemental market, where Steck-Vaughn and Rigby provide supplementary titles and materials to schools outside the core basal curriculum programmes. The two businesses have been brought under unified management, bringing together considerable publishing expertise and commitment to the market. The integration of operations is well advanced. Our goal is to capitalise on these

strengths and increased scale, and through market focused publishing programmes to increase our penetration in existing areas and expand our products into new segments of the market. In 2001, Rigby continued its considerable success with its K-3 literacy programme and saw a seventh consecutive year of market share growth.

Significant progress has also been made in the development of our e-learning strategy for the US market, focused around electronically delivered curriculum content, teacher professional development and classroom based testing. To accelerate the creation of our e-content, in October 2001 we entered into a co-development alliance with Riverdeep Inc, a leading electronic curriculum content developer. In August we acquired Classroom Connect, the leading online professional development company for the schools market. For e-testing, we

are building on Harcourt's substantial test creation expertise.

The US educational testing market is very buoyant as increasingly all those engaged in student education and its funding look to measure performance on a structured basis and to improve the quality of education. The Harcourt Testing businesses, through Harcourt Educational Measurement and The Psychological Corporation, are the leaders in fields of educational and clinical testing and performance measurement, and are well placed to provide the tools and services to help achieve this. We have significantly expanded the investment in new products, particularly in the creation of electronic testing services, and in sales and marketing. The businesses moved into new and expanded facilities in the year, and scoring capacity is being added to position us well to capture the opportunities in the rapidly growing testing market.

Reed Educational & Professional Publishing had another very successful year with increases in market share in both the primary and secondary schools market in the UK, and in Australia. The UK secondary schools business in particular had significant success with publishing programmes for the new Key Stage 3 and A level curricula. The recent investment in the Global Library business also saw good returns with a 26% increase in sales. The Butterworth-Heinemann academic book publishing activities have now been transferred to Elsevier Science where the technical publishing programme has greater fit.

The outlook for the Education business is good. The US schools education market is not expected in 2002 to repeat its most recent growth, largely as a result of the phasing of the state adoption cycle. We have however strong programmes for 2002 and fully expect to have a satisfactory year of growth outperforming a somewhat dull market. The integration of the US supplemental businesses and cost savings programmes across the Harcourt Education supply chain and infrastructure are expected to fund over $20 million of additional investment in e-learning strategies.



Reed Educational & Professional Publishing sells its educational material in a total of 74 countries



Harcourt Education businesses grew more quickly than the US schools market in four out of the last five years





Holt Rinehart and Winston achieved the highest share of US Secondary adoptions



Reed Business Information operates across 18 key business to business markets and is the UK market leader in most of them



Cahners Business Information has more than 6.2 million registered subscribers





The Cahners Business Information portfolio includes 130 magazines and more than 125 web portals and webzines

totaljobs.com is a leading UK online recruitment site









In a year, Reed Business Information produces 64.8 million copies of its magazines and journals, which are distributed in 225 countries





GERARD VAN DE AAST, CHIEF EXECUTIVE OFFICER
OF BUSINESS WITH HIS TEAM

STRATEGY

The Business strategy is to be the preferred partner to our customers by providing superior market information and buyer/seller contacts in selected high growth sectors.

TURNOVER	ADJUSTED OPERATING PROFIT	PEOPLE
£1,627m	£247m	11,900
€2,620m	€398m	

REVENUE BY BUSINESS



OTHER 5%

CAHNERS 36%

REC 27%

EBI 16%

RBI 16%

CAHNERS BUSINESS INFORMATION £593m/€955m
REED BUSINESS INFORMATION £260m/€419m
ELSEVIER BUSINESS INFORMATION £263m/€423m
REED EXHIBITION COMPANIES £446m/€718m
OTHER £65m/€105m

THE BUSINESS DIVISION HAS HAD A DIFFICULT YEAR WITH THE PROGRESSIVE WEAKENING OF GLOBAL ECONOMIC CONDITIONS EXACERBATED BY THE EVENTS OF SEPTEMBER 11 WHICH PARTICULARLY AFFECTED US MARKETS. WHILST AGGRESSIVE ACTIONS HAVE BEEN TAKEN TO REDUCE COSTS, THE FOCUS HAS ALSO BEEN ON improving yields and building market share THROUGH STRENGTHENING SALES AND MARKETING ACTIVITIES AND IMPROVING PRODUCT QUALITY. THE DIVISION significantly outperformed THE BUSINESS TO BUSINESS MARKET REFLECTING THIS SHARE GROWTH, THE SECTOR AND GEOGRAPHIC SPREAD OF THE BUSINESS, AND THE MARKET LEADING POSITIONS OF OUR TITLES AND EXHIBITIONS.

2001 has been a most challenging year. Faced with declining revenues across global advertising markets, we have had to take firm action to reduce the cost base and protect margins as far as possible. At the same time we have been determined to maintain our focus on upgrading product quality and in improving our sales and marketing programmes. Our investment in internet services has been cut back to reflect the changed market opportunities, but we continued to achieve strong growth in those online services where the expected returns are attractive.

The challenges have been no greater than at Cahners Business Information in the US, with a significant cost reduction programme. So it was particularly pleasing to see Cahners grow market share in key sectors while increasing yields. Our flagship titles Variety in the Entertainment sector, Interior Design in the Retail Group, and Broadcast & Cable in TV/Telecommunications performed particularly well with significant share gains in depressed markets. Our commitment to new launches continued with the national roll out of the highly successful Ashley home design titles. The relaunch of variety.com, with expanded content and greater functionality, drove significantly increased traffic and revenues.

The CMD Group, the construction market data business acquired in 2000, performed well, growing market share and revenues despite the impact of widespread construction project delays and weaker advertising markets. CMD continued its investment programme in new branches, and has now achieved national coverage of its project information. Investment has also continued in emerging online services although demand is not expected to accelerate strongly until a pick up in the construction market. The business has now been fully integrated within the Cahners management and operational structure.

Across Europe, Reed Business Information in the UK and Elsevier Business Information in continental Europe faced similar challenges to Cahners, but to a less pronounced extent. Again, focus on building product quality and upgrading sales and marketing have paid off in market performance.

In the UK, Reed Business Information saw broad market share growth across most sectors. A number of titles were redesigned or relaunched, notably Community Care and Flight International, and two new magazines launched; Enterprise, aimed at small business owners, and Global HR, addressing the growing international information needs of HR professionals. New Scientist expanded its international presence, developing new revenue streams in Europe, and, despite the challenge of extremely difficult trading conditions in the IT sector, Computer Weekly won the Professional Publishers Association award for best editorial campaign and significantly increased its market share.

In the Netherlands, innovative publishing was also rewarded in the market. Our key Agricultural title, Boerderij, launched special publications and website information to help the farming industry deal with the foot and mouth disease crisis, which were particularly well received. Elsevier Business Information's share gains across continental Europe were also broadly based, with particularly strong performances at Fem/De Week and Bizz





Reed Exhibition Companies operates over 470 events, totalling over one million square metres of exhibition space, serving 49 industries in 35 countries





Elsevier Business Information publishes over 160 periodicals, magazines, newspapers, directories and databases





where the magazines were repositioned to address market needs.

In the electronic arena, notable successes have been achieved particularly in the UK where growing online services have been built around strong brands and good market demand has been captured for highly focused subscription based information services. Reed Business Information saw online sales grow by 46% in the year and electronic services now account for 17% of its revenues. Significant progress was made during the year at totaljobs.com which has established a leading position in UK online recruitment and has strongly growing revenues. In the Netherlands, zibb.nl has continued to make good progress as the leading business information portal, and a marketing alliance was secured with Rabobank.

The Reed Exhibition companies had a successful year with strong growth in annual shows and new launches. This performance demonstrates the resilience of our market leading exhibitions in an economic downturn and the benefit of our sector and geographic spread. The reduction in business travel following the terrorist attacks in the US in September was to a large extent mitigated by a very focused marketing programme. Although attendance at some autumn shows was lower than usual, the demand from exhibitors remained strong. The launch of Global Gaming Expo in Las Vegas in October 2001 was our most successful launch event ever and illustrates the decisiveness of our marketing response.

The Miller Freeman Europe shows, acquired in July 2000, were fully integrated during the year into the Exhibitions business. These shows have exceeded our high expectations at the time of acquisition, growing revenues by 15%. The French shows performed particularly well, with the biennial Batimat construction show in November a resounding success. In Asia the International Jewellery Show held in

Business to business
Strategy for growth



Japan had an exceptional year.

During the year a significant number of disposals were made of non core titles, shows and businesses. These included the travel publishing businesses, OAG Worldwide and Cahners Travel Group, the Bowker bibliographic business, Cahners' automotive and metals titles, RBI's retail and hobby electronics titles, EBI's consumer encyclopedia and certain training businesses, and minor exhibitions. This substantially completes the disposal programme started in 2000 and, with the acquisitions also made, represents a major reshaping of the Business division. We have exited sectors which were non core, lower growth or where we did not have leading positions, to focus on sectors with more sustainable growth and quality.

The outlook for the Business division in 2002 is clearly challenging given the progressive slowdown in the global

economic environment in 2001 and uncertainties as to the timing and speed of a recovery. Whilst global advertising markets have been particularly affected by the slowdown, subscription revenues and the exhibitions business are proving more resilient. Revenues may be a little lower in 2002, with the first half suffering particularly in comparison against a strong first half in 2001, however margins have largely been protected by the aggressive cost actions already taken. The outlook for the longer term is positive. We have a more sharply focused business around attractive, higher growth sectors and our business has significant operational leverage following the major cost reductions and firm yield management. As economic conditions recover, we shall benefit from this and our strong market positions and share growth momentum.

REED ELSEVIER COMBINED BUSINESSES
Profit & Loss

The **reported profit before tax** for the Reed Elsevier combined businesses, including exceptional items and the FRS10 amortisation of goodwill and intangible assets, was £275m/€442m, which compares with a reported profit of £192m/€315m in 2000. The increase reflects higher underlying operating profits, partly offset by lower gains on disposals and acquisitions. The **reported attributable profit** of £126m/€202m compares with £33m/€54m in 2000.

Turnover increased by 21% expressed in sterling to £4,560m, and by 19% expressed in euros to €7,342m, including the contribution from the Harcourt businesses acquired in July 2001. Underlying revenue growth, excluding the impact of acquisitions and disposals and currency translation effects, was 3%, or 6% before taking into account the decline in Business division revenues driven by the global economic downturn. The Harcourt businesses saw revenue growth of 8% on a pro forma calendar year basis.

Adjusted operating profits, excluding exceptional items and the amortisation of goodwill and intangible assets, were up 25% expressed in sterling at £990m, and up 23% expressed in euros at €1,594m, including the part year contribution of Harcourt. Underlying operating profit growth was 5%, or 10% excluding the Business division. Additionally the

Harcourt businesses saw pro forma operating profit growth of 8%. Operating margins improved by 0.7 percentage points to 21.7%.

The **amortisation charge** for intangible assets and goodwill amounted to £501m/€806m, up £33m/€38m, principally reflecting the mid year acquisition of the Harcourt businesses. The goodwill and intangible assets of these businesses are being amortised over periods up to 40 years.

Exceptional items showed a pre-tax charge of £72m/€117m, comprising £63m/€102m of Harcourt and other acquisition integration and related costs, and £35m/€56m in respect of restructuring actions taken particularly in the Business division in response to the global economic downturn, less £26m/€41m gain on sale of businesses. After a tax credit of £81m/€130m arising on restructuring and disposals, exceptional items showed a post-tax gain of £9m/€13m. This compares with a net post-tax charge on exceptional items in 2000 of £10m/€16m.

Net interest expense, at £142m/€229m, was £39m/€60m higher than in the previous year principally due to the financing of the Harcourt acquisition, less the benefit of the share placing in December 2000. Net interest cover was 7 times.

Adjusted profit before tax at £848m/€1,365m was up 23% expressed in sterling, 21% expressed in euros, or 20% at constant exchange rates.

The **effective tax rate** on adjusted earnings was slightly higher at 26.3% (2000 25.9%). The **adjusted profit attributable** to shareholders of £624m/€1,005m compared to £511m/€838m in 2000, 20% higher at constant exchange rates.

Cash flows, acquisitions, disposals and debt

Adjusted operating cash flow, before exceptional items, was £1,006m/€1,620m representing a conversion rate of operating profit into cash flow of 102%, up 4 percentage points on 2000. The conversion rate is flattered by the seasonality of the Harcourt operating cash flows which favour the second half. Excluding that effect, the conversion rate was approximately 85% reflecting higher capital spend and movements in working capital. Total capital expenditure in the year amounted to £178m/€287m, up £34m/€51m from the prior year level.

Free cash flow – after interest, taxation and dividends but before acquisition spend and exceptional receipts and payments – was £459m/€738m compared to £334m/€548m in 2000. Net exceptional cash inflows of £140m/€225m include £96m/€154m proceeds from sale of businesses and £141m/€227m of reduced tax payments less exceptional acquisition related costs and restructuring.

In 2001, **acquisitions** were made for a total consideration of £3,242m/€5,219m, of which

REED ELSEVIER COMBINED BUSINESSES

	2001 £m	2000 £m	2001 €m	2000 €m	Change at constant currencies %
Reported figures					
Turnover	4,560	3,768	7,342	6,180	18%
Operating profit	391	210	630	344	84%
Profit before taxation	275	192	442	315	44%
Net borrowings	3,229	433	5,296	697	
Adjusted figures					
Operating profit	990	793	1,594	1,301	22%
Operating margin	22%	21%	22%	21%	
Profit before taxation	848	690	1,365	1,132	20%
Operating cash flow	1,006	775	1,620	1,271	26%
Operating cash flow conversion	102%	98%	102%	98%	
Interest cover (times)	7	8	7	8	

Adjusted figures, which exclude amortisation of goodwill and intangible assets and exceptional items, are presented as additional performance measures.



the Harcourt STM and Education and Testing businesses amounted to £3,065m/€4,934m, including debt on completion of £1,040m/€1,674m. An amount of £3,097m/€4,986m was capitalised as goodwill and intangible assets. The 2001 acquisitions contributed £149m/€240m to adjusted operating profit in the year and added £286m/€460m to operating cash flow.

Net borrowings at 31 December 2001 were £3,229m/€5,296m, an increase of £2,796m/€4,599m on the prior year end, which principally reflects the spend on acquisitions, less free cash flow.

ACQUISITION OF HARCOURT

On 12 July 2001, Reed Elsevier acquired the entire share capital of Harcourt General, Inc. for US$4.45 billion (£3.2 billion/€5.2 billion) following a successful tender offer of US$59 per share of common stock or share equivalent. Certain businesses – the Harcourt Higher Education business and the Corporate & Professional Services businesses other than educational and clinical testing – were immediately on-sold to The Thomson Corporation for US$2.06 billion, on which taxes of approximately US$0.5 billion were payable over 12 months. Harcourt General debt on completion was approximately US$1.5 billion.

Reed Elsevier retained Harcourt's Scientific, Technical and Medical (STM) business and its K-12 (Kindergarten – 12th grade) Schools Education and Testing businesses for an implied total value of approximately US$4.5 billion, including the assumption of certain corporate liabilities and looking through seasonal cashflow variations.

The acquisition was financed initially from the US$1.8 billion of cash proceeds of the joint international share offering in December 2000, the assumption of US$0.9 billion of Harcourt General public debt, and from short term commercial paper borrowings. In July 2001, US$1.5 billion of short term borrowings were refinanced through a multi-currency multi-tranche global bond offering, under which were issued US$550 million 5 year notes, €500 million 7 year notes swapped to US dollars, and US$550 million 10 year notes. Taking into account the funding mix and interest rate hedging undertaken on signing of the definitive purchase agreement, the average annual funding cost is approximately 7.2% for the incremental debt.

PARENT COMPANIES

Adjusted earnings per share for Reed International were 26.1p, up 12% on the previous year, and for Elsevier were €0.64, an increase of 8%. At constant rates of exchange, the adjusted earnings per share of both companies would have shown an increase of 10% over the previous year. The **reported earnings per share** of Reed International after tax credit equalisation and Elsevier were 4.8p and €0.13 respectively, compared to 1.0p and €0.04 in 2000.

The Board of Reed International has proposed a final dividend of 7.4p, giving a **total dividend** of 10.5p for the year, up 5% on 2000. The Boards of Elsevier, in accordance with the dividend equalisation arrangements, have proposed a final dividend of €0.21. This results in a **total dividend** of €0.30 for the year, 7% higher than in 2000. The difference in percentage growth is attributable to currency movements.

REVIEW OF OPERATIONS

Unless otherwise indicated, all percentage movements in the following commentary refer to constant currency rates, using 2000 full year average rates, and are stated before the amortisation of goodwill and intangible assets and exceptional items.

SCIENCE & MEDICAL

Revenue and operating profits increased by 44% and 34% respectively at constant exchange rates, including the part year contribution of the Harcourt STM business. Excluding this and other acquisitions and disposals, revenue and operating profit growth were 8% and 13% respectively. The good sales performance was driven by stronger subscription renewals and growing sales of online products.

PARENT COMPANIES

	2001 £m	2000 £m	% change	2001 €m	2000 €m	% change
Reported profit attributable	61	11		101	27	
Adjusted profit attributable	330	270	22%	503	419	20%
Average exchange rate €:£	1.61	1.64		1.61	1.64	
Reported profit per share	4.8p	1.0p		€0.13	€0.04	
Adjusted earnings per share	26.1p	23.3p	12%	€0.64	€0.59	8%
Dividend per share	10.5p	10.0p	5%	€0.30	€0.28	7%

The results of Reed International reflect its shareholders' 52.9% economic interest in the Reed Elsevier combined businesses. The results of Elsevier reflect its shareholders' 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed International and Elsevier shareholders take account of Reed International's interest in Elsevier.

Underlying operating margins improved by 2 percentage points reflecting the strong revenue growth and increasing operating efficiency. Additional investments in new product, sales and marketing were more than offset by cost savings particularly in production following prior year rationalisation. The overall margin, at 34%, decreased by 2.8 percentage points due to the inclusion of the lower margin Harcourt STM business.

On a pro forma calendar year basis, the Harcourt STM business saw revenue and operating profit growth of 3% and 5% respectively in 2001 over 2000. Substantial progress has been made in the integration of the businesses. The majority of the targeted annual cost savings of $40 million will be realised in 2002, principally in production, technology and back office functions. This will fund the investments being made in new online medical information products and in sales and marketing.

LEGAL

Revenues and operating profits increased by 7% and 9% respectively at constant exchange rates, or 5% and 9% excluding acquisitions. Operating margins improved by 0.4 percentage points reflecting the stronger revenue growth and increased operational efficiency, particularly in the US. LexisNexis North America saw underlying revenue growth of 5%, which we estimate to be slightly ahead of

market growth, and compares with 2% in 2000. Operating profits were up 15% compared with a 24% decline in 2000.

In US Legal Markets, online revenues grew strongly by 10% in part offset by lower print and CD-ROM sales as business migrates online. This compares with online revenue growth of 5% in 2000 and reflects the strong performance of the new and upgraded products and the impact of the expanded sales force and better marketing. In US Corporate and Federal markets, revenues increased by 5% with the upgraded nexis.com service continuing to make good progress. Weakness in second half transactional volumes driven by the economic downturn was more than offset by strong demand in government and academic markets.

The Martindale Hubbell legal directories business had another good year with strong renewals and growing lawyer home page sales and listings in the lawyers.com website.

LexisNexis International businesses outside the US reported revenues and operating profits up 10% and 3% respectively, or 5% and 2% excluding acquisitions, with a solid sales performance coupled with further investment in online services. Good sales growth in Europe and Asia Pacific was in part held back by the weaker market conditions in Argentina.

EDUCATION

Revenues and operating profits increased

substantially including the part year contribution of the Harcourt businesses. Excluding this and other acquisitions, revenues and operating profit growth for the Reed Educational & Professional Publishing business was 8% and 10% respectively at constant exchange rates. On a pro forma calendar basis, the Harcourt Education and Testing businesses saw revenues up 12% and operating profits up 10% in 2001 despite weaker performances in Canada and Trade Books.

The Harcourt US K-12 business had another strong year in 2001 with pro forma revenue growth of 11%, significantly ahead of the market and on top of a very successful year in 2000. It won the highest overall market share in 2001 state adoption revenues in both the elementary and secondary schools markets.

The Harcourt Testing businesses saw pro forma revenue growth of 22% in 2001 with good growth boosted by significant one off incremental requirements on existing state testing contracts.

The Reed Educational & Professional Publishing business saw underlying revenue and operating profit growth of 8% and 10% respectively, with particularly strong performances from the Rigby US supplemental business and in UK secondary schools driven by strong publishing to meet changes in the curriculum.

£ sterling

€ euro

SCIENCE & MEDICAL



LEGAL



BUSINESS

Revenues and operating profits were down 5% and 8% respectively on the prior year at constant exchange rates, or 3% and 8% excluding acquisitions and disposals. Cost actions were taken across the division with substantial additional headcount reductions over and above the restructurings in 2000. Internet spend has been scaled back reflecting the market circumstances. Total savings, on top of directly variable costs, amounted to approximately £45m/€72m in the year. Operating margins at 15% were only slightly lower than in the prior year.

In the US, Cahners Business Information saw underlying revenues 13% lower, with ad pages in Manufacturing, Electronics and TV/Telecommunications most affected. Market share gains were however made in many sectors. Underlying operating margins were held, due to the cost actions taken, despite the revenue drop.

In the UK, Reed Business Information underlying revenues were 3% lower. Good growth was seen in Property, Social Services and Science titles and in online services, mitigating to some extent the revenue decline in IT and other advertising markets. Overall market share was increased significantly. Underlying operating profits were 10% lower reflecting a combination of reduced revenues and increased funding for successfully growing online services, in particular totaljobs.com.

In Continental Europe, Elsevier Business Information saw underlying revenues up 4% driven by growth in subscriptions/circulation particularly in Regulatory, Human Resources and Healthcare, whilst advertising was generally weaker in the second half of the year reflecting the economic slowdown. Underlying operating profits were 16% lower as investment was made in upgrading product, new online initiatives and sales and marketing, as well as additional costs associated with systems changes.

Reed Exhibition Companies performed strongly despite the tough economic environment. Revenues and operating profits grew by 9% and 6% respectively excluding acquisitions and disposals. Revenues in the US were particularly impacted by the cancellation of a number of shows immediately following 11 September, although the profit impact was mitigated by insurance recoveries. The Miller Freeman Europe shows, acquired in July 2000 and not included in the underlying growth figures, had an excellent year.

EDUCATION



BUSINESS



TURNOVER BY GEOGRAPHICAL MARKET



NORTH AMERICA £2,765m/€4,452m
UNITED KINGDOM £557m/€897m
THE NETHERLANDS £224m/€361m
REST OF EUROPE £587m/€945m
REST OF WORLD £427m/€687m

ADJUSTED OPERATING PROFIT BY GEOGRAPHIC ORIGIN



NORTH AMERICA £482m/€776m
UNITED KINGDOM £207m/€333m
THE NETHERLANDS £163m/€262m
REST OF EUROPE £108m/€174m
REST OF WORLD £30m/€49m

29



from left to right:
Steven Perrick, Rolf Stomberg, Roelof Nelissen, David Webster,
John Brock, Morris Tabaksblat, Crispin Davis, Gerard van de Aast,
Derk Haank, Mark Armour, Andrew Prozes.



Morris Tabaksblat 64 □ ◇
Chairman of Reed Elsevier plc
and Reed International, and
Chairman of the Supervisory
Board of Elsevier, since April
1999. Chairman of Unilever from
1994 to 1999. Chairman of the
Supervisory Board of Aegon NV
and of TNT Post Group NV.

Crispin Davis 52 □ ◇
Chief Executive Officer of
Reed Elsevier plc, Reed
International and Elsevier
since September 1999.

Mark Armour 47
Chief Financial Officer of
Reed Elsevier plc and Reed
International since 1996, and of
Elsevier since April 1999.

John Brock 53 ○ ◇
Non-executive director of Reed
Elsevier plc and Reed
International, and member of the
Supervisory Board of Elsevier,
since April 1999. Executive
director and Chief Operating
Officer of Cadbury Schweppes
plc.

Derk Haank 48
Director of Reed Elsevier plc and
Reed International since
November 1999, and director of
Elsevier since April 2000. Chief
Executive Officer of Science
& Medical.

Roelof Nelissen 70 △ ○
Member of the Supervisory Board
of Elsevier. Non-executive
director of Reed Elsevier plc from
1993 to 1998. Re-elected non-
executive director of Reed
Elsevier plc in April 1999, and
also appointed a director of Reed
International.

Steven Perrick 53 △ □
Member of the Supervisory Board
of Elsevier and a non-executive
director of Reed Elsevier plc
since 1998, and a non-executive
director of Reed International
since April 1999. Partner in
Freshfields Bruckhaus Deringer
in the Netherlands.

Andrew Prozes 56
Director of Reed Elsevier plc and
Reed International since August
2000, and director of Elsevier
since April 2001. Chief Executive
Officer of Legal.

**Lord Sharman of Redlynch OBE
59 (not shown) △**
Non-executive director Reed
International and Reed Elsevier
plc effective 1 January 2002.
Will be recommended for
appointment to the Supervisory
Board of Elsevier in April 2002.
Non-executive chairman of Aegis
Group plc, and a non-executive
director of BG Group plc, AEA
Technology plc and Young & Co's
Brewery plc.

Rolf Stomberg 61 □ ○
Non-executive director of Reed
Elsevier plc and Reed
International since January 1999,
and a member of the Supervisory
Board of Elsevier since April
1999. Chairman of Management
Consulting Group PLC.

Gerard van de Aast 44
Director of Reed Elsevier plc
and Reed International since
December 2000, and director of
Elsevier since April 2001. Chief
Executive Officer of Business.

David Webster 57 △ ◇
Non-executive director of Reed
International since 1992 and of
Reed Elsevier plc since 1993.
Member of the Supervisory Board
of Elsevier since April 1999.
Chairman of Safeway plc.

△   Member of the Audit Committee
□   Member of the Nominations Committee
○   Member of the Remuneration Committee
◇   Member of the Strategy Committee

VALUING OUR PEOPLE

The quality of our people is fundamental to achieving our strategic and financial goals. We have, therefore, made it a key priority to put in place a wide-ranging programme to strengthen the quality of our management team, upgrade talent at every level in the organisation, and introduce a range of initiatives to improve organisational effectiveness and motivation.

In 2001 we made good progress in executing this programme, and achieved the following:

☐ After worldwide interaction with employee groups, we have established Reed Elsevier's core values and put in place a global programme to take action to make these values central to the way in which we work. The Reed Elsevier values, together with our Code of Conduct and Business Ethics, guide the way in which we behave in all aspects of our business activities.

☐ We introduced a new Personal Development Programme, including an extensive appraisal and agreement of key personal objectives. The programme, which has already been successfully adopted by our management, gives each employee the opportunity to take on additional or new responsibilities and develop new skills year by year. It will be extended to include all employees during 2002.

☐ We introduced an organisational talent review to gauge the organisational strength and the capabilities of key employees throughout the group, and identify key development needs. This review will now take place on an annual basis, enabling us to take specific steps to nurture and develop our organisational strength and talent.

☐ We have launched a series of incentive schemes, relating bonuses to achievements, especially for those directly responsible for the progress of revenues and profitability. These schemes set challenging goals, review both revenue and profit growth and reward these achievements accordingly. We also continue to expand our group stock option scheme to bring as many key managers as possible into the scheme.

☐ In October we carried out our first global survey of employees, to ascertain their views of the Company's strengths and weaknesses and invite suggestions for improvements. 75 per cent of our 37,000 employees took part in the survey and helped identify areas where we can improve working practices, motivation and personal development. We are responding to their feedback with new approaches designed to address their comments and will measure our progress through further surveys.

☐ We upgraded our internal communications by launching a group wide intranet and introducing regular briefings for all employees on business performance, financial results and strategy from the CEO, as well as company wide news bulletins.

☐ We are an equal opportunities employer and firmly believe in the value of a diverse workforce. We are making good initial progress in achieving diversity throughout our workforce; over 15 different nationalities are represented in our senior management group. We also



Heinemann Educational helps fund over 20 schools in Uganda and Botswana, providing text books, teaching aids and building funds





have an increasing number of female managers at this senior level; the group is now 22 per cent female compared to 14 per cent one year ago and 9 per cent two years ago. Overall, more than 50 per cent of the total Reed Elsevier workforce is now female.

☐ We also have a strict equal pay policy throughout the company. Measurement of our remuneration policy in 2001 confirmed that this policy is being executed.

COMMUNITY

As a global business, we have employees and customers in a large number of communities around the world. We apply the same policy in every location to determine the way we work within these communities. Our primary concern at each location is to maintain good relationships with these communities; to be active participants in them, especially through the personal involvement of our employees, and to make a meaningful contribution to their development.
In addition, our businesses make it a priority to mitigate any impact on the environment.

During 2001 we formalised our policy of community involvement, based on the experience of a number of our businesses which have already implemented successful programmes in their localities. The focus of these programmes is to involve employees in working with local organisations that are active in the field of education. Projects that are already underway range from the provision of free access to up to date medical information and services and of schools buildings in some of the world's poorest countries, to the personal involvement of our staff as tutors in literacy programmes in US schools.

We have committed to plans that will actively involve all of our major businesses in community programmes over the course of the next three years and have appointed a new senior manager specifically to lead, co-ordinate and support their efforts.

Elsevier Science helps the UN Health InterNetwork provide low cost internet access to almost 1000 medical and scientific journals for medical schools and research institutions in developing countries



LexisNexis provides support of $600,000 to the National Center for Missing and Exploited Children through its International Computer Training Center



INTRODUCTION

These summary financial statements are a summary of information contained in the Reed Elsevier Annual Reports & Financial Statements 2001. They do not contain sufficient information to allow as full an understanding of the results and state of affairs of the Reed Elsevier businesses and the parent companies as would be provided by the full Annual Reports. Shareholders who wish to receive, free of charge, a copy of the Annual Reports and Financial Statements for the year ended 31 December 2001, or in the future, should write to either the registered offices of Reed International at 25 Victoria Street, London SW1H 0EX, UK, or Elsevier at Sara Burgerhartstraat 25, 1055 KV Amsterdam, The Netherlands.

SUMMARY REPORT OF THE DIRECTORS

Information relating to a review of the activities of Reed Elsevier and of future developments in the businesses is given in the Report of the Chairman and the Chief Executive Officer, Business Review and Review of 2001 Financial Performance on pages 6 to 29.

The Reed Elsevier directors who served during the year and their respective remuneration are shown in the summary Reed Elsevier plc Remuneration Report on pages 42 and 43.

Details of dividends paid and proposed are given in the summary financial information for Reed International and Elsevier on pages 36 to 39.

BASIS OF PREPARATION

The Reed Elsevier combined financial statements encompass the businesses of Reed Elsevier plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed International and Elsevier ('the combined businesses').

The Reed International summary financial information reflects its shareholders' 52.9% economic interest in the Reed Elsevier combined businesses. The Elsevier summary financial information reflects its shareholders' 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed International and Elsevier shareholders take account of Reed International's interest in Elsevier.

The summary financial statements include adjusted figures for profit and cash flows, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects. Adjusted operating profit is also shown after share of operating profit in joint ventures. Adjusted operating cash flow is measured after dividends from joint ventures, fixed tangible asset spend and proceeds from the sale of tangible fixed assets. These figures are used by Reed Elsevier as additional performance measures.

AUDITORS' STATEMENT TO THE SHAREHOLDERS OF REED INTERNATIONAL P.L.C. AND ELSEVIER NV

We have examined the summary financial statements of the Reed Elsevier combined businesses, and of Reed International P.L.C. and Elsevier NV which comprise the summary profit and loss accounts, summary cash flow statements and summary balance sheets, and additionally in respect of Reed International P.L.C., the summary statement of total recognised gains and losses, reconciliation of shareholders' funds, dividend note and remuneration report, and, in respect of Elsevier NV, the reconciliation of shareholders' funds, dividend note and remuneration report.

Respective responsibilities of directors and auditors

The directors of Reed International P.L.C. and Elsevier NV are responsible for preparing the Annual Review and Summary Financial Statements. Our responsibility is to report to you our opinion on the consistency of the summary financial statements within the Annual Review and Summary Financial Statements with the full annual financial statements and directors' reports and, in respect of Reed International P.L.C., its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and regulations made thereunder. We also read the other information contained in the Annual Review and Summary Financial Statements and consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the summary financial statements.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board.

Opinion

In our opinion, the summary financial statements are consistent with the full financial statements of the Reed Elsevier combined businesses and with the full financial statements and directors' reports of Reed International P.L.C. and Elsevier NV for the year ended 31 December 2001 and, in respect of Reed International P.L.C., comply with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

Deloitte & Touche
Chartered Accountants and Registered Auditors
London
20 February 2002

Deloitte & Touche
Accountants
Amsterdam
20 February 2002

The auditors' reports on the annual accounts of Reed International P.L.C. and Elsevier NV for the years ended 31 December 2001 and 2000 were unqualified. The auditors' report on the annual accounts of Reed International P.L.C. did not contain any statement under s237(2) or s237(3) of the UK Companies Act (regarding inadequate accounting records or returns, accounts not agreeing with records and returns, and failure to obtain necessary information and explanations).

SUMMARY COMBINED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 £m	2000 £m	2001 €m	2000 €m
Turnover	4,560	3,768	7,342	6,180
Adjusted operating profit (including £15m/€24m (2000 £16m/€27m) share of joint ventures)	990	793	1,594	1,301
Amortisation (including £3m/€4m (2000 £3m/€6m) share of joint ventures)	(501)	(468)	(806)	(768)
Exceptional items	(98)	(115)	(158)	(189)
Operating profit (including £12m/€20m (2000 £13m/€21m) share of joint ventures)	391	210	630	344
Non operating exceptional items	26	85	41	140
Profit on ordinary activities before interest	417	295	671	484
Net interest expense	(142)	(103)	(229)	(169)
Profit on ordinary activities before taxation	275	192	442	315
Tax on profit on ordinary activities	(148)	(159)	(238)	(261)
Profit on ordinary activities after taxation	127	33	204	54
Minority interests	(1)	–	(2)	–
Profit attributable to parent companies' shareholders	126	33	202	54
Equity dividends paid and proposed	(269)	(245)	(432)	(402)
Retained loss taken to combined reserves	(143)	(212)	(230)	(348)
Adjusted profit before tax	848	690	1,365	1,132
Adjusted profit attributable to parent companies' shareholders	624	511	1,005	838

SUMMARY COMBINED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 £m	2000 £m	2001 €m	2000 €m
Net cash inflow from operating activities	1,066	813	1,717	1,333
Dividends received from joint ventures	12	6	19	10
Returns on investments and servicing of finance	(114)	(104)	(184)	(171)
Taxation (including £141m/€227m (2000 £31m/€51m) exceptional inflow)	(37)	(110)	(60)	(180)
Capital expenditure and financial investment	(228)	(191)	(367)	(313)
Acquisitions and disposals (before debt assumed)	(2,140)	(708)	(3,445)	(1,161)
Equity dividends paid to shareholders of the parent companies	(255)	(196)	(411)	(321)
Cash outflow before changes in short term investments and financing	(1,696)	(490)	(2,731)	(803)
Decrease/(increase) in short term investments	1,169	(1,137)	1,882	(1,865)
Financing	537	1,634	865	2,679
Increase in cash	10	7	16	11
Adjusted operating cash flow	1,006	775	1,620	1,271

SUMMARY COMBINED BALANCE SHEET

AS AT 31 DECEMBER 2001

	2001 £m	2000 £m	2001 €m	2000 €m
Goodwill and intangible assets	6,723	4,127	11,026	6,644
Other fixed assets	730	569	1,197	917
Fixed assets	7,453	4,696	12,223	7,561
Current assets	2,385	2,774	3,911	4,466
Creditors: amounts falling due within one year	(4,134)	(3,379)	(6,780)	(5,441)
Net current liabilities	(1,749)	(605)	(2,869)	(975)
Total assets less current liabilities	5,704	4,091	9,354	6,586
Creditors: amounts falling due after more than one year	(2,502)	(873)	(4,103)	(1,406)
Provisions for liabilities and charges	(280)	(170)	(459)	(273)
Minority interests	(5)	(7)	(8)	(11)
Combined shareholders' funds	2,917	3,041	4,784	4,896
Net borrowings	3,229	433	5,296	697

Reed International P.L.C.

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 £m	2000 £m
Share of turnover of joint ventures	2,412	1,994
Operating loss (before joint ventures)	(1)	(1)
Share of operating profit of joint ventures		
Before amortisation and exceptional items	519	414
Amortisation and exceptional items	(317)	(308)
Operating profit including joint ventures	201	105
Non operating exceptional items (including £14m (2000 £45m) share of joint ventures)	14	45
Net interest (including £87m (2000 £59m) share of joint ventures)	(75)	(54)
Profit on ordinary activities before taxation	140	96
Tax on profit on ordinary activities	(79)	(85)
Profit attributable to ordinary shareholders	61	11
Equity dividends paid and proposed	(132)	(123)
Retained loss taken to reserves	(71)	(112)
Basic earnings per share	4.8p	1.0p
Diluted earnings per share	4.8p	1.0p
Adjusted earnings per share	26.1p	23.3p

Adjusted earnings per share is based upon Reed International's shareholders' 52.9% economic interest in the adjusted profit attributable of the Reed Elsevier combined businesses.

DIVIDENDS

The directors of Reed International have proposed a final dividend of 7.4p per ordinary share (2000 6.9p) which, when added to the interim dividend already paid of 3.1p per ordinary share (2000 3.1p), amounts to a total 2001 dividend of 10.5p per ordinary share (2000 10.0p), an increase of 5%. Dividends paid to Reed International and Elsevier shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed International shareholders. An equalisation adjustment equalises the benefit of the UK tax credit between the two sets of shareholders in accordance with the equalisation agreement.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 £m	2000 £m
Profit attributable to ordinary shareholders	61	11
Exchange translation differences	(2)	60
Total recognised gains and losses for the year	59	71

SUMMARY CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 £m	2000 £m
Net cash outflow from operating activities	(3)	(1)
Dividends received from Reed Elsevier plc	127	97
Returns on investments and servicing of finance	13	4
Taxation	(3)	(1)
Investment in joint venture	(406)	–
Equity dividends paid	(126)	(98)
Cash (outflow)/inflow before changes in short term investments and financing	(398)	1
Decrease/(increase) in short term investments	431	(431)
Financing	(33)	430
Issue of ordinary shares	10	709
Increase in net funding balances to Reed Elsevier plc group	(43)	(279)
Change in net cash	–	–

RECONCILIATION OF SHAREHOLDERS' FUNDS

FOR THE YEAR ENDED 31 DECEMBER 2001	2001 £m	2000 £m
Profit attributable to ordinary shareholders	61	11
Equity dividends paid and proposed	(132)	(123)
Issue of ordinary shares, net of expenses	10	708
Exchange translation differences	(2)	60
Equalisation adjustments	(3)	(28)
Net (decrease)/increase in shareholders' funds	(66)	628
Shareholders' funds at 1 January	1,609	981
Shareholders' funds at 31 December	1,543	1,609

SUMMARY CONSOLIDATED BALANCE SHEET

AS AT 31 DECEMBER 2001	2001 £m	2000 £m
Fixed asset investment in joint ventures	1,128	801
Current assets	555	944
Creditors: amounts falling due within one year	(104)	(100)
Net current assets	451	844
Total assets less current liabilities	1,579	1,645
Creditors: amounts falling due after more than one year	(36)	(36)
Shareholders' funds	1,543	1,609

The balance sheet of Reed International reflects its shareholders' 52.9% economic interest in the net assets of the Reed Elsevier combined businesses.

Approved by the Board of Directors, 20 February 2002

M Tabaksblat
Chairman

MH Armour
Chief Financial Officer

SUMMARY PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 2001	2001 €m	2000 €m
Share of turnover of joint ventures	**3,671**	3,091
Operating loss (before joint ventures)	**(3)**	(3)
Share of operating profit of joint ventures		
Before amortisation and exceptional items	**800**	654
Amortisation and exceptional items	**(482)**	(479)
Operating profit including joint ventures	**315**	172
Non operating exceptional items (including €20m (2000 €70m) share of joint ventures)	**20**	70
Net interest (including €177m (2000 €92m) share of joint ventures)	**(114)**	(85)
Profit on ordinary activities before taxation	**221**	157
Tax on profit on ordinary activities	**(120)**	(130)
Profit attributable to ordinary shareholders	**101**	27
Equity dividends paid and proposed	**(221)**	(200)
Retained loss taken to reserves	**(120)**	(173)
Basic earnings per share	**€0.13**	€0.04
Diluted earnings per share	**€0.13**	€0.03
Adjusted earnings per share	**€0.64**	€0.59

Adjusted earnings per share is based upon the Elsevier shareholders' 50% share of the adjusted profit attributable of the Reed Elsevier combined businesses.

DIVIDENDS

The directors of Elsevier have proposed a final dividend of €0.21 per ordinary share (2000 €0.19) which, when added to the interim dividend already paid of €0.09 per ordinary share (2000 €0.09), amounts to a total 2001 dividend of €0.30 per ordinary share (2000 €0.28), an increase of 7%. Dividends paid to Reed International and Elsevier shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed International shareholders.

SUMMARY CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2001	2001 €m	2000 €m
Net cash outflow from operating activities	**(3)**	(2)
Dividends received from joint ventures	**100**	623
Returns on investments and servicing of finance	**62**	4
Taxation	**17**	4
Investment in joint venture	**(916)**	(533)
Equity dividends paid	**(204)**	(160)
Cash outflow before changes in short term investments and financing	**(944)**	(64)
Decrease/(increase) in short term investments	**946**	(952)
Financing	**(2)**	1,016
Issue of shares net of expenses	92	956
Net repayment of debenture loans	(1)	(2)
(Increase)/decrease in funding balances to joint ventures	(93)	62
Change in net cash	**–**	–

RECONCILIATION OF SHAREHOLDERS' FUNDS

FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 €m	2000 €m
Profit attributable to ordinary shareholders	101	27
Equity dividends paid and proposed	(221)	(200)
Issue of ordinary shares, net of expenses	110	947
Exchange translation differences	42	75
Equalisation adjustments	(88)	106
Net (decrease)/increase in shareholders' funds	(56)	955
Shareholders' funds at 1 January	2,448	1,493
Shareholders' funds at 31 December	2,392	2,448

SUMMARY BALANCE SHEET

AS AT 31 DECEMBER 2001

	2001 €m	2000 €m
Fixed asset investment in joint ventures	2,506	1,674
Current assets	119	976
Creditors: amounts falling due within one year	(169)	(154)
Net current (liabilities)/assets	(50)	822
Total assets less current liabilities	2,456	2,496
Creditors: amounts falling due after more than one year	(5)	(6)
Provisions	(59)	(42)
Shareholders' funds	2,392	2,448

The balance sheet of Elsevier reflects its shareholders' 50% economic interest in the net assets of the Reed Elsevier combined businesses.

Approved by the combined Board, 20 February 2002

M Tabaksblat
Chairman

MH Armour
Chief Financial Officer

STRUCTURE



Equalisation arrangements

Under the equalisation arrangements entered into on the merger of Reed International's and Elsevier's businesses in January 1993, Reed International shareholders have a 52.9% economic interest in Reed Elsevier, and Elsevier shareholders (other than Reed International) have a 47.1% economic interest in Reed Elsevier. Shareholders in Reed International and Elsevier enjoy substantially equivalent dividend and capital rights with respect to their ordinary shares.

Reed International and Elsevier each holds a 50% interest in Reed Elsevier plc. Reed International holds a 39% interest in Elsevier Reed Finance BV, with Elsevier holding a 61% interest. Reed International additionally holds an indirect equity interest in Elsevier, reflecting the arrangements entered into between Reed International and Elsevier at the time of the merger, which determined the equalisation ratio whereby one Elsevier ordinary share is, in broad terms, intended to confer equivalent economic interests to 1.538 Reed International ordinary shares.

The Boards of both Reed International and Elsevier have agreed, except in exceptional circumstances, to recommend equivalent gross dividends (including, with respect to the dividend on Reed International ordinary shares, the associated UK tax credit), based on the equalisation ratio. A Reed International ordinary share pays dividends in sterling and is subject to UK tax law with respect to dividend and capital rights. An Elsevier ordinary share pays dividends in euros and is subject to Dutch tax law with respect to dividend and capital rights.

CORPORATE GOVERNANCE

Compliance with codes of best practice
Reed International, which has its primary listing on the London Stock Exchange, has complied throughout the period under review with the provisions of Section 1 of the Combined Code – the Principles of Good Governance and Code of Best Practice, issued by the UK Financial Services Authority ("the Combined Code"), other than in relation to the designation of a senior independent non-executive director, other than the Chairman. Although such a designation had not been made at the commencement of the period under review, the Board designated

Dr Stomberg as the senior independent non-executive director during the period.

Elsevier, which has its primary listing on Euronext in Amsterdam, has complied throughout the period under review with the listing rules of Euronext and best custom and practice in the Netherlands, such as the recommendations of the Peters Committee.

PROPOSED NAME CHANGES

Following the harmonisation of the Boards of Reed International, Elsevier and Reed Elsevier plc during 1999, and in recognition of the benefits of this management structure and the equivalence of economic interests, a proposal will be submitted to the forthcoming Annual General Meeting of Reed International to change that company's name to Reed Elsevier PLC. Similarly, a proposal will be submitted to the forthcoming Annual General Meeting of Elsevier to change that company's name to Reed Elsevier NV. The existing company that owns the publishing and information businesses, currently named Reed Elsevier plc, will, in turn, change its name to Reed Elsevier Group plc.

The above changes will not affect the equalisation ratio or the economic interest that Reed International and Elsevier shareholders have in Reed Elsevier.

BOARDS

The Boards of Reed Elsevier plc, Reed International and Elsevier include a balance of executive and independent non-executive directors who bring a wide range of skills and experience to the deliberations of the Boards.

All of the directors of Reed Elsevier plc are also directors of Reed International.

Subject to the approval of a resolution at the forthcoming Elsevier Annual General Meeting, to appoint Lord Sharman as a member of the Elsevier Supervisory Board, all of the directors of Reed Elsevier plc will also be directors of Elsevier.

The non-executive directors meet on an annual basis to review the performance of individual directors and the functioning and constitution of the Boards as a whole.

Information in respect of the members of the Reed Elsevier plc Board appears on page 31. The member of the Elsevier Supervisory Board who does not serve on the Reed Elsevier plc or Reed International Boards is:

Dien de Boer-Kruyt (57)
Member of the Supervisory Board of Elsevier since 2000. Non-executive director of Sara Lee/DE, Hollandse Beton Group, Intech and C/TAC.

COMMITTEES

In accordance with the principles of good corporate governance, the following committees have been established by the parent companies and Reed Elsevier plc:

– Audit Committee
– Nominations Committee
– Remuneration Committee
– Strategy Committee

INTERNAL CONTROL

The Boards of Reed International and Elsevier exercise independent supervisory roles over the activities and systems of internal control of Reed Elsevier plc and Elsevier Reed Finance BV.

The Board of Reed Elsevier plc is responsible for the system of internal control of the publishing and information businesses, while the Boards of Elsevier Reed Finance BV are responsible for the system of internal control in respect of the finance group activities. The objective of these systems of internal control is to manage, rather than eliminate, the risk of failure to achieve business objectives. Accordingly, they can only provide reasonable, but not absolute, assurance against material misstatement or loss.

The Boards of Reed Elsevier plc and Elsevier Reed Finance BV have implemented an ongoing process for identifying, evaluating and managing the significant risks faced by their respective businesses. This process has been in place throughout the year ended 31 December 2001 and up to the date of the approvals of the Annual Reports and Financial Statements.

As part of the year end procedures, the Boards of Reed International, Elsevier, Reed Elsevier plc and Elsevier Reed Finance BV have reviewed the effectiveness of the systems of internal control during the last financial year.

GOING CONCERN

The directors of Reed International and Elsevier, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the financial statements.

ENVIRONMENT

The Board of Reed Elsevier plc recognises that the operations of its businesses have an impact on the environment, principally in the area of the use of energy and paper, the use of production technologies and the recycling of waste, and is committed to ensuring that the impact is reduced where practicable. The Board has adopted a policy, the terms of which require each of the business units to establish targets and to report to the Board annually on the performance against such targets. The members of the Board with responsibility for Reed Elsevier's global business divisions are responsible for ensuring compliance with Reed Elsevier's overall environmental policy, and with any environmental regulations applicable to the businesses within each division. Local initiatives already undertaken include supply chain management, energy saving at major premises, active recycling, and waste recovery, and the use of electronic communications to reduce the consumption of paper.

Where we do use paper we source our supplies only from those companies with an environmental management system in place (we ask that they comply with ISO 14001 or the equivalent). We also specify that our paper should come from renewable sources.

EMOLUMENTS OF THE DIRECTORS

The emoluments of the directors of Reed Elsevier plc (including any entitlement to fees or emoluments from either Reed International, Elsevier or Elsevier Reed Finance BV) was as follows:

a) Aggregate emoluments	2001 £000	2000 £000	2001 €000	2000 €000
Salaries and fees	2,790	2,068	4,492	3,391
Benefits	75	66	121	108
Annual performance-related bonuses	1,056	835	1,700	1,368
Pension contributions	218	786	351	1,289
Pension to former director	241	230	388	377
One-off bonuses	–	461	–	757
Compensation and payments in respect of a former director	–	581[i]	–	953[i]
Total	4,380	5,027	7,052	8,243

b) Individual emoluments of directors	2001 £	2000 £	2001 €	2000 €
Executive directors				
M H Armour	598,423	570,543	963,461	935,690
C H L Davis	1,145,657	1,102,547	1,844,508	1,808,177
D J Haank	487,562	345,145	784,976	566,037
A Prozes (from 7.8.00)	944,564	908,547[ii]	1,520,749	1,490,016[ii]
G J A van de Aast (from 6.12.00)	394,286	28,364	634,801	46,516
Salary, benefits and bonus of a former director		135,772[i]		222,665[i]
Total	3,570,492	3,090,918	5,748,495	5,069,101

(i) Details of salary, benefits, bonus and compensation payments to a former director were set out in the 2000 Remuneration Report.

(ii) Includes a one-off bonus of £461,391 (€756,681) as compensation for loss of bonus from his previous employment.

Non-executive directors				
J F Brock	35,404	34,220	57,000	56,120
R J Nelissen	35,404	34,304	57,000	56,258
S Perrick	35,404	34,304	57,000	56,258
R W H Stomberg	35,404	34,220	57,000	56,120
M Tabaksblat	173,913	168,202	280,000	275,851
D G C Webster	35,404	34,220	57,000	56,120
Total	350,933	339,470	565,000	556,727

G J de Boer-Kruyt, a member of the Supervisory Board of Elsevier, received emoluments of £13,354 (€21,500) during the year (2000 £9,832, €16,125).

Taking into account gains of £253,777 (€408,581) on the exercise of share options, A Prozes was the highest paid director in 2001.

SUMMARY OF EXECUTIVE SHARE OPTIONS AND SHAREHOLDINGS

a) Options over shares

		Reed International				Elsevier			
		1 January 2001	Granted during the year[i]	Exercised during the year	31 December 2001	1 January 2001	Granted during the year[i]	Exercised during the year	31 December 2001
M H Armour	– Executive Scheme	330,302	62,974		393,276	81,970	44,882		126,852
	– LTIP	882,016	–		882,016	617,256	–		617,256
	– SAYE Scheme	3,924	–		3,924	–	–		–
C H L Davis	– Executive Scheme	493,020	122,914		615,934	311,795	87,601		399,396
	– Nil cost options	535,332	–		535,332	319,250	–		319,250
	– LTIP	1,718,213	–		1,718,213	1,202,446	–		1,202,446
	– SAYE Scheme	5,019	–		5,019	–	–		–
D J Haank	– Executive Scheme	88,363	51,110		139,473	152,800	36,426	35,000[ii]	154,226
	– LTIP	513,680	–		513,680	359,485	–		359,485
	– Convertible Debentures	–	–		–	6,540	–		3,920[iii]
A Prozes	– Executive Scheme	188,281	83,785		272,066	131,062	59,714		190,776
	– LTIP	941,406	–		941,406	655,310	–		655,310
	– Nil cost options	60,507	–	20,169[iv]	40,338	42,120	–	14,040[iv]	28,080
G J A van de Aast	– Executive Scheme	50,940	49,317		100,257	35,866	35,148		71,014
	– LTIP	509,404	–		509,404	358,658	–		358,658

(i) Options granted in the year over Reed International shares were at the exercise price of 659p, and over Elsevier shares at the exercise price of €14.75.

(ii) Retained an interest in 8,000 shares.

(iii) 2,620 options lapsed unexercised during the year.

(iv) Retained an interest in all of the shares.

There have been no changes in the options held by directors over Reed International and Elsevier ordinary shares since 31 December 2001.

b) Interests in shares
The interests of the directors in the issued share capital of Reed International and Elsevier at the beginning and end of the year are shown below:

	Reed International ordinary shares		Elsevier ordinary shares	
	1 January 2001	31 December 2001	1 January 2001	31 December 2001
M H Armour	2,500	2,500	2,500	2,500
J F Brock	3,000	3,000	–	–
C H L Davis	44,778	74,071	31,099	51,953
D J Haank	–	–	10,880	28,880
R J Nelissen	–	–	5,000	5,000
S Perrick	–	–	–	972
A Prozes	–	43,329	–	30,360
R W H Stomberg	–	–	–	–
M Tabaksblat	–	–	8,000	8,000
G J A van de Aast	–	–	–	7,500
D G C Webster	5 ,000	5,000	–	–

There have been no changes in the interests of the directors in the share capital of Reed International or Elsevier since 31 December 2001.

43

ANNUAL REPORTS AND FINANCIAL STATEMENTS

The full Annual Reports & Financial Statements for the Reed Elsevier combined businesses, including Reed International P.L.C. and Elsevier NV, for the year ended 31 December 2001 are available on the internet (www.reedelsevier.com) or from the registered offices of the respective companies noted below. Additional financial data is also available on the website, including Interim and Preliminary Results Announcements and presentations.

Reed International P.L.C.
25 Victoria Street
London SW1H 0EX
United Kingdom
Tel: +44 (0) 20 7222 8420
Fax: +44 (0) 20 7227 5799

Elsevier NV
Sara Burgerhartstraat 25
1055 KV Amsterdam
The Netherlands
Tel: +31 (0) 20 485 2434
Fax: +31 (0) 20 618 0325

Share Price Information
Reed International's ordinary shares are quoted on the London Stock Exchange. Elsevier's ordinary shares are quoted on the Euronext Stock Exchange in Amsterdam. The Reed International and Elsevier ordinary shares are quoted on the New York Stock Exchange in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs).

The Reed International and Elsevier ordinary share prices and the Reed International and Elsevier ADS prices may be obtained via the internet (www.reedelsevier.com) and from the financial pages of most newspapers.

AUDITORS

Deloitte & Touche
Hill House, 1 Little New Street
London EC4A 3TR, United Kingdom

Deloitte & Touche
Orlyplein 50, 1043 DP Amsterdam
The Netherlands

STOCKBROKERS

Cazenove & Co. Ltd
12 Tokenhouse Yard
London EC2R 7AN, United Kingdom

ABN AMRO Bank NV
Gustav Mahlerlann 10, 1082 PP Amsterdam
The Netherlands

INFORMATION FOR REED INTERNATIONAL P.L.C. ORDINARY SHAREHOLDERS:

Shareholder Services
The Reed International ordinary share register is administered by:

Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
United Kingdom
Tel: +44 (0) 8707 020000
Textphone: +44 (0) 8707 020005

Enquiries concerning ordinary shareholdings in Reed International and notification of change of personal details should be referred to Computershare.

Dividends
Dividends on Reed International ordinary shares are paid in sterling.

Shareholders can arrange to have their dividends paid directly into a bank or building society account. This method of payment reduces the risk of delay or loss of dividend cheques in the post and ensures the account is credited on the dividend payment date.

Individual Savings Accounts (ISAs)
Details of an ISA facility for Reed International ordinary shares may be obtained by contacting:

Halifax Share Dealing Ltd
Corporate ISAs
Trinity Road
Halifax HX1 2RG
United Kingdom
Tel: +44 (0) 8706 009966

Share Dealing Facility
A postal share dealing service for Reed International ordinary shares is operated by:
Cazenove & Co
12 Tokenhouse Yard
London EC2R 7AN
United Kingdom
Tel: +44 (0) 20 7606 1768

ShareGift
The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small parcels of shares whose value makes it uneconomic to sell them. Details of the scheme are available on the ShareGift internet site (www.sharegift.org).

Sub-division of Ordinary Shares
On 28 July 1986 each Reed International £1 ordinary share was sub-divided into four ordinary shares of 25p each. Subsequently, on 2 May 1997 the 25p ordinary shares were sub-divided into two ordinary shares of 12.5p each.

Capital Gains Tax
The mid-market price of Reed International's £1 ordinary shares on 31 March 1982 was 282p each which, when adjusted for the four for one sub-division in 1986 and the subsequent two for one sub-division in 1997, gives an equivalent amount of 35.25p for each 12.5p ordinary share.

INFORMATION FOR ELSEVIER NV ORDINARY SHAREHOLDERS:

Shareholder Enquiries

Enquiries from holders of Elsevier registered ordinary shares in relation to share transfers, dividends, change of address and bank accounts should be directed to the Company Secretary of Elsevier at the registered office address noted above.

Dividend Payments

Dividend on Elsevier ordinary shares are paid in Euros.

Registered shareholders in Elsevier will receive dividends from the company by transmission to the bank account which they have notified to the company. Dividends on shares in bearer form are paid through the intermediary of a bank or broker.

Sub-division of Ordinary Shares

On 24 April 1984 each Elsevier Dfl 20 ordinary share was sub-divided into 5 ordinary shares of Dfl 4 each, and on 24 April 1987 each Elsevier Dfl 4 ordinary share was sub-divided into 4 ordinary shares of Dfl 1 each. Subsequently, on 4 October 1994 each Elsevier Dfl 1 ordinary share was sub-divided into 10 ordinary shares of Dfl 0.10 each.

On 15 April 1999 the ordinary shares of Dfl 0.10 were redenominated as ordinary shares of €0.06.

Annual Report and Financial Statements

A Dutch version of the Annual Report & Financial Statements 2001, and the Annual Review & Summary Financial Statements 2001, will be made available on the internet (www.reedelsevier.com). Copies of the Dutch version can also be obtained from Elsevier NV, at the registered office address noted above.

Elsevier has entered into arrangements with Stichting Communicatiekanaal Aandeelhouders ("Shareholder Communication Channel Trustee") in the Netherlands, facilitating the communication with and between shareholders, particularly in connection with general meetings of shareholders. Under these arrangements, holders of Elsevier bearer shares whose shares are held in the custody of a Dutch bank, and who will have notified the intermediary authority appointed for these purposes of their interest, will receive written information from the company with a proxy form for their representation at general shareholders' meetings.

INFORMATION FOR REED INTERNATIONAL P.L.C. AND ELSEVIER NV ADS HOLDERS:

The Reed International and Elsevier ADR Depositary is:
Citibank NA
111 Wall Street
New York
NY 10043
USA

Reed International's CUSIP number is 758212872 and its trading symbol is RUK. Each Reed International ADS represents four Reed International ordinary shares.

Elsevier's CUSIP number is 290259100 and its trading symbol is ENL. Each Elsevier ADS represents two Elsevier ordinary shares.

ADS Shareholder Services

Enquiries concerning Reed International or Elsevier ADSs should be addressed to:
Citibank Depositary Receipts Services
PO Box 2502
Jersey City
NJ 07303-2502
USA
Tel: +1 877 248 4237 (toll free if dialled from within the United States).

Alternatively, information can be obtained on the internet (www.citibank.com/adr).

Dividends

Dividend payments on Reed International and Elsevier ADSs are made in US dollars by the ADR Depositary. Payment of the final dividend for 2001 on Reed International's ADSs will be converted at the £/US$ exchange rate, and on Elsevier's ADSs at the €/US$ exchange rate, on 13 May 2002.

Annual Report on Form 20-F

The Annual Report on Form 20-F for the Reed Elsevier combined businesses, including Reed International P.L.C. and Elsevier NV, is filed electronically with the United States Securities and Exchange Commission. A copy of Form 20-F is available from Citibank Depositary Receipts Services at the address shown above.

FINANCIAL CALENDAR FOR 2002

21 February	Announcement of Preliminary Results for the year ended 31 December 2001
9 April	Reed International P.L.C. Annual General Meeting at the Millennium Mayfair Hotel, Grosvenor Square, London W1
10 April	Elsevier NV Annual General Meeting at Amsterdam Hilton, Apollolaan 138-140, Amsterdam, 1077 BG
	Ordinary shares and ADSs in Reed International P.L.C. go ex-dividend for 2001 final dividend
11 April	Record date – 2001 final dividend, Elsevier NV ordinary shares
12 April	Ordinary shares and ADSs in Elsevier NV go ex-dividend for 2001 final dividend
	Record date – 2001 final dividend, Reed International P.L.C. ordinary shares and ADSs
16 April	Record date – 2001 final dividend, Elsevier NV ADSs
13 May	Final dividends for 2001 paid on Reed International P.L.C. and Elsevier NV ordinary shares
20 May	Final dividends for 2001 paid on Reed International P.L.C. and Elsevier NV ADSs
8 August	Announcement of Interim Results for the six months to 30 June 2002
	Record date – 2002 interim dividend, Elsevier NV ordinary shares
9 August	Ordinary shares and ADSs in Elsevier NV go ex-dividend for 2002 interim dividend
13 August	Record date – 2002 interim dividend, Elsevier NV ADSs
14 August	Ordinary shares and ADSs in Reed International P.L.C. go ex-dividend for 2002 interim dividend
16 August	Record date – 2002 interim dividend, Reed International P.L.C. ordinary shares and ADSs
9 September	Interim dividends for 2002 paid on Reed International P.L.C. and Elsevier NV ordinary shares
16 September	Interim dividends for 2002 paid on Reed International P.L.C. and Elsevier NV ADSs
5 December	Trading Update issued in relation to the 2002 financial year

Reed Elsevier plc
25 Victoria Street, London SW1H 0EX, UK
Tel: +44 (0)20 7222 8420
Fax: +44 (0)20 7227 5799

Sara Burgerhartstraat 25
1055 KV Amsterdam
Tel: +31 (0)20 485 2434
Fax: +31 (0)20 618 0325

125 Park Avenue, 23rd Floor
New York, NY 10017, USA
Tel: +1 212 309 5498
Fax: +1 212 309 5480

Elsevier Reed Finance BV
Sara Burgerhartstraat 25
1055 KV Amsterdam
Tel: +31 (0)20 485 2434
Fax: +31 (0)20 618 0325

For further information or contact details, please consult our website:
www.reedelsevier.com

Elsevier Science
Sara Burgerhartstraat 25
1055 KV Amsterdam, The Netherlands
www.elsevier.nl

Elsevier Science
The Boulevard, Langford Lane
Kidlington, Oxford OX5 1GB, UK
www.elsevier.co.uk

Elsevier Science
655 Avenue of the Americas
New York, NY10010, USA
www.elsevier.com

Elsevier Science
Academic Press
525 B Street, Suite 1900
San Diego, CA 92101-4495, USA
www.apnet.com

Elsevier Science
Health Sciences
11830 Westline Industrial Drive
St. Louis, M063146, USA
www.harcourthealth.com

Elsevier Science
WB Saunders
Independence Square West
Suite 300, The Curtis Centre
Philadelphia, PA 19106-3399, USA
www.harcourthealth.com

LexisNexis
9393 Springboro Pike
Miamisburg, Ohio 45342, USA
www.lexis-nexis.com

LexisNexis
Martindale Hubbell
121 Chanlon Road
New Providence, N107974, USA
www.martindale.com

LexisNexis Butterworths Tolley
Halsbury House, 35 Chancery Lane
London WC2A 1EL, UK
www.butterworths.co.uk

Harcourt School Publishers
6277 Sea Harbor Drive
Orlando
FL 32819, USA
www.harcourtschool.com

Holt Rinehart and Winston
10801 N. MoPac Expressway
Building 3, Austin,
Texas 78759-5415, USA
www.hrw.com

Harcourt Educational Measurement
The Psychological Corporation
19500 Bulverde Road
San Antonio
TX 78259, USA
www.hemweb.com

Harcourt Supplemental Publishers
1000 Hart Road
Barrington
Illinois 60010, USA
www.steck-vaughn.com
www.rigby.com

Reed Educational &
Professional Publishing
Halley Court, Jordan Hill
Oxford OX2 8EJ, UK
www.repp.com

Cahners Business Information
345 Hudson Street
New York NY10014-4502, USA
www.cahners.com

Reed Business Information
Quadrant House, The Quadrant
Sutton, Surrey SM2 5AS, UK
www.reedbusiness.com

Elsevier Business Information
Hanzestraat 1
7006 RH Doetinchem
The Netherlands
www.ebi.nl

Reed Exhibition Companies
Oriel House, 26 The Quadrant
Richmond, Surrey TW9 1DL, UK
www.reedexpo.com











A Wide Range of Indispensable Global Information for Professionals

Reed Elsevier provides global information services and solutions through the publication of more than 10,000 books, magazines, journals, newsletters, directories and CDs and over 500 websites and online services, as well as over 470 trade exhibitions





















USA
Science & Medical • Elsevier Science •
Academic Press • Harcourt Health Sciences •
MDL Information Systems • Engineering
Information
Legal • LexisNexis • Butterworth-Heinemann •
North American Legal Markets • Corporate &
Federal Markets • Martindale Hubbell •
Matthew Bender • Shepard's • Michie
Education • Harcourt School Publishers • Holt
Rinehart and Winston • Harcourt Supplemental
Publishers • Greenwood • The Psychological
Corporation • Harcourt Educational
Measurement
Business • Cahners Business Information •
Reed Exhibitions • Reed Business Information

CANADA
Science & Medical • Harcourt Health Sciences
Legal • LexisNexis
Business • Reed Exhibitions

UK
Science & Medical • Elsevier Science •
Harcourt Health Sciences • The Lancet •
Butterworth-Heinemann
Legal • LexisNexis Butterworths Tolley
Education • Heinemann • Ginn • Rigby
Business • Reed Business Information • Reed
Exhibitions

CONTINENTAL EUROPE
Science & Medical • Elsevier Science •
Editions Scientifiques et Medicales Elsevier •
Excerpta Medica • Beilstein • ESI Stampa
Medica
Legal • LexisNexis • Editions du Juris Classeur
• Orac Verlag • Wydawnictwa Prawnicze •
Staempfli Verlag • Giuffre
Business • Elsevier Business Information •
Strategies • Editions Prat • Pepco • Elsevier
Informacion Profesional • Elsevier Italia • Reed
Exhibitions • MIDEM

LATIN AMERICA
Science & Medical • Elsevier Science •
Editora Campus
Legal • LexisNexis • Abeledo Perrot • Depalma
• Conosur
Business • Reed Exhibitions

SOUTH AFRICA
Legal • LexisNexis Butterworths
Education • Heinemann
Business • Reed Business Information •
Reed Exhibitions

INDIA
Legal • LexisNexis Butterworths
Business • Reed Exhibitions

ASIA PACIFIC
Science & Medical • Elsevier Science
Legal • LexisNexis Butterworths • Malayan Law
Journal
Business • Reed Business Information •
Reed Exhibitions

AUSTRALIA & NEW ZEALAND
Science & Medical • Elsevier Science •
Butterworth-Heinemann
Legal • LexisNexis Butterworths
Education • Rigby • Heinemann •
Reed Publishing New Zealand
Business • Reed Business Information •
Reed Exhibitions



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÷   π   >   €   @

If you are in any doubt as to what action you should take, you are recommended to seek your own personal financial advice immediately from a stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your shares in Reed International P.L.C., please forward this document, together with the form of proxy, as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through or to whom the sale or transfer was effected, for transmission to the purchaser or transferee.



REED INTERNATIONAL

5 March 2002

To the holders of Reed International P.L.C. ordinary shares.

Dear Shareholder,

Annual General Meeting 2002

Introduction

The Annual General Meeting of the company will be held on Tuesday, 9 April 2002 at 11.00 am in the Ballroom at the Millennium Mayfair Hotel (entrance via Adams Row), London W1.

As you can see from the Notice of Meeting which follows this letter there are, as well as routine business, items of special business to be considered at the Meeting, and I wanted to write to you to explain those items.

Authority to allot shares and purchase own shares (Resolutions 5, 6 and 7)

These items relate to renewal of the authority previously approved by shareholders to permit the directors to:

o allot the unissued share capital in the company;

o allot equity securities for cash, within prescribed limits, without pre-emption rights; and

o make market purchases of the company's shares, within the prescribed limits.

Articles of Association (Resolution 8)

This item relates to the adoption of new Articles of Association, bringing them into line with current practice and, in particular, enabling the company to communicate with its shareholders electronically, in accordance with the Electronic Communications Act 2000.

Change of name (Resolution 9)

This item relates to the adoption of a new corporate name – Reed Elsevier PLC – to represent a more harmonised corporate identity.

An explanation of the proposed special business resolutions is contained in the attached Appendix.

Your board considers that all the proposals to be considered at the Annual General Meeting are in the best interests of the company and the shareholders as a whole. They recommend you to vote in favour of the proposed resolutions, as they intend to do in respect of their own beneficial holdings.

Enclosed with the Notice of Meeting is a Form of Proxy. Whether or not you intend to attend the Annual General Meeting, I would ask you to complete the Form and return it to the company's registrars at the address shown on the Form. Alternatively, a proxy vote may be submitted via the Internet, as outlined on the Form of Proxy.

Yours sincerely

Morris Tabaksblat
Chairman

Resolution 5 – Allotment of shares

This resolution renews the authority of the directors previously approved by shareholders to allot unissued shares up to the amount of the authorised but unissued share capital in the company, which currently stands at approximately £25.6 million, representing approximately 16.2% of the company's total issued ordinary share capital. Although the directors have no present intention of exercising the authority, it is considered prudent to maintain the flexibility it provides.

Resolution 6 – Disapplication of pre-emption rights

This resolution renews the authority of the directors previously approved by shareholders to allot equity securities for cash without first being required to offer such securities to existing shareholders pro rata to their holdings. The first part of the authority relates to the issue of securities of up to a nominal amount of £7.9 million, representing less than 5% of the company's issued ordinary share capital.

In addition to the normal 5% disapplication limit, companies are generally able to allot equity securities for cash in order to satisfy entitlements under their share option schemes. At the time of the merger of the Reed International P.L.C. and Elsevier NV businesses, shareholders approved revised share option arrangements, involving the issue of equity securities in the company in order to satisfy entitlements under the Reed Elsevier plc share option schemes, such schemes having been introduced to replace the schemes previously operated by the company. This was necessary since employees of the company and its subsidiaries became either employees of Reed Elsevier plc or participating companies under its control following the merger.

As a consequence of the above arrangements, equity securities issued by the company under the Reed Elsevier plc share option schemes must, as a matter of law, be counted towards the company's disapplication limit. Approximately 47 million shares in the company, representing approximately 3.7% of the company's issued share capital, are currently under option under the Reed Elsevier plc share option schemes. In order to ensure similar treatment with other companies who are able to allot equity securities on the exercise of options under their share option schemes without such allotments counting towards their disapplication limits, the second part of the authority relates to the issue of equity securities pursuant to the terms of the Reed Elsevier plc share option schemes.

Resolution 7 – Authority to purchase own shares

As with the previous two resolutions, this resolution renews an authority approved by shareholders at last year's Annual General Meeting. It authorises the company to purchase up to 10% of its ordinary shares at or between the minimum and maximum prices specified in the resolution. The authority will be used only in circumstances where the board, after careful consideration, believes that such a purchase would result in an increase in expected earnings per share and would be in the best interests of the company and of its shareholders. All ordinary shares that are purchased will be cancelled.

Resolution 8 – Articles of Association

The current Articles of Association of the company were adopted in 1997, since when the Electronic Communications Act 2000 and the Uncertificated Securities Regulations 2001 have been introduced. Accordingly, it is proposed that new Articles of Association be adopted to conform with current legislation and best practice. The opportunity is also being taken to remove certain provisions which are redundant or which are merely repetitive of legislation already binding on the company.

A summary of the principal changes between the current Articles of Association and the proposed new Articles of Association is set out on page 4.

Current Article number	New Article number	Change
2	2	The definitions of "address" and "electronic signature" now reflect the statutory definition contained in the Electronic Communications Act 2000.
2	2	The definition of "register" and "uncertificated share" now reflect the statutory definition contained in the Uncertificated Securities Regulations 2001.
3	3	Consequential changes have been made arising from the Electronic Communications Act 2000.
50, 51 and 52	–	The provisions relating to the conversion of shares into stock have been deleted, since they have never been used and are now redundant.
58 to 60 and 65.1 to 66	64 to 74 and 79 to 81	Amendments have been made to reflect current best practice provisions in relation to the conduct and proceedings of general meetings. These include more detailed provisions on the mechanics for dealing with general meetings held in more than one place, for the interruption or adjournment of meetings and the ability to impose security measures.
81.1 to 82.2	94 to 100	Amendments have been made to reflect current best practice in relation to the requirement for a shareholder to provide information regarding beneficial ownership of shares held in t he company, in compliance with section 212 of the Companies Act 1985 (the Act). These amendments provide clearer guidelines on compliance procedures under the Act in relation to the company's powers where a shareholder is in default of a section 212 notice. Such powers include the ability to place restrictions on the allotment and transfer of shares and payment of dividends.
128	157	The Article dealing with proceedings of the Board has been updated to take account of electronic communication and to make provision for directors absent from the UK.
152	182	Amendments have been made as a consequence of the provisions of the Trustee Act 2000, and the removal of the requirement to pay a nominal cash dividend on scrip dividends.
161 to 166	194 to 208	Consequential changes have been made arising from the Electronic Communications Act 2000.

Resolution 9 – Change of name

Following the harmonisation of the Boards of Reed International, Elsevier and Reed Elsevier plc during 1999, and in recognition of the benefits of this management structure and the equivalence of economic interests, it is now felt that a common corporate name for the three companies will contribute to a further harmonisation of the corporate identity. Accordingly, it is proposed that the company should change its name to Reed Elsevier PLC. Similarly, a proposal will be submitted to the forthcoming Annual General Meeting of Elsevier NV to change that company's name to Reed Elsevier NV.

Upon the above name changes becoming effective, the operating company that owns the publishing and information businesses, currently named Reed Elsevier plc, will change its name to Reed Elsevier Group plc.

Lord Sharman of Redlynch (59), Non-executive director

Lord Sharman was appointed a non-executive director of Reed International P.L.C. and Reed Elsevier plc on 1 January 2002. A resolution will be proposed at the Elsevier NV Annual General Meeting, to be held on 10 April 2002, to appoint Lord Sharman as a member of the Supervisory Board of Elsevier NV. He is a member of the Audit Committee and, following David Webster's retirement from the board at the forthcoming AGM, will assume the Chairmanship of the Audit Committee.

Lord Sharman is a chartered accountant, having spent 33 years at KPMG, the accounting and professional services firm, before his retirement in 1999. He was Chairman of KPMG Worldwide from 1997 to 1999 having been elected UK Senior Partner in 1994.

He is non-executive chairman of Aegis Group plc and a non-executive director of BG Group plc, AEA Technology plc and Young & Co's Brewery plc.

John Brock (53), Non-executive director

John Brock was appointed a non-executive director of Reed International P.L.C. and Reed Elsevier plc, and a member of the Supervisory Board of Elsevier NV, in April 1999. He is a member of the Reed Elsevier plc Remuneration Committee and Strategy Committee.

Mr Brock is Chief Operating Officer of Cadbury Schweppes plc, having served as a Director of that company since January 1996. He joined Cadbury Beverages North America in 1983. He held a number of senior positions in the Beverages Stream prior to his appointment as Managing Director, Beverages Stream in February 1996.

Prior to joining Cadbury Beverages, Mr Brock worked for 11 years with Procter & Gamble Co.

Crispin Davis (52), Chief Executive Officer

Crispin Davis was appointed Chief Executive Officer of Reed Elsevier plc, Reed International P.L.C., and Elsevier NV in September 1999.

Prior to joining Reed Elsevier, Mr Davis spent five years, from 1994 to 1999, as Chief Executive Officer of Aegis Group plc. During his tenure at Aegis the group expanded its profile to become a global leader in its sector. From 1990 to 1993 he worked at the Guinness Group plc, where he held the position of main board director and Group Managing Director of United Distillers.

From 1970 to 1990, Mr Davis held a range of positions at Procter & Gamble Co. In 1982 he moved from his role as the company's UK Marketing Director to become Managing Director of Procter & Gamble in Germany. In 1985 he moved to the United States where he became Division Manager for the Foods Division and then, in 1986, became President of the Division in North America.

Mr Davis is a member of the Reed Elsevier plc Strategy Committee and the Joint Nominations Committee of Reed International P.L.C. and Elsevier NV.

In addition to his corporate activities at Reed Elsevier, Mr Davis holds a non-executive position on the Finance Committee of The National Trust, a UK based charity.

Derk Haank (48), Global Chief Executive, Science & Medical Division

Derk Haank was appointed Chief Executive Officer of Reed Elsevier's Science & Medical Division in 1998. He was appointed a Director of Reed Elsevier plc and Reed International P.L.C. in November 1999, and has been a Director of Elsevier NV since April 2000.

Mr Haank joined Elsevier in 1986, starting his career with the company as a publisher with Elsevier Science. He went on to hold various senior management positions at Elsevier, including Chief Executive, Elsevier Science (UK) and Chief Executive, Elsevier Business Press in The Netherlands, going on to be appointed Group Chief Executive of Elsevier Business Information in 1996.

Notice is hereby given that the 99th Annual General Meeting of Reed International P.L.C. will be held in the Ballroom at the Millennium Mayfair Hotel (entrance via Adams Row), London W1K 2HP on Tuesday, 9 April 2002 commencing at 11.00 am for the following purposes.

As ordinary business, to consider and if thought fit pass the following resolutions as Ordinary Resolutions:

1. To receive the company's financial statements for the year ended 31 December 2001, together with the Reports of the Directors and Auditors.

2. To declare a final dividend on the ordinary shares.

3. (a) To re-appoint Deloitte & Touche as Auditors of the company;

   (b) To authorise the directors to fix the remuneration of the auditors.

4. That, by separate resolutions, each of the following persons be reappointed as a director of the company:

   (a) Lord Sharman of Redlynch;

   (b) J F Brock;

   (c) C H L Davis; and

   (d) D J Haank.

Detailed biographical information concerning each director seeking re-appointment appears on page 5.

As special business, to consider and if thought fit pass the resolutions noted below. Resolution 5 will be proposed as an Ordinary Resolution, and Resolutions 6, 7, 8 and 9 will be proposed as Special Resolutions.

An explanation of the special business appears in the letter accompanying this Notice.

5. That:

   (a) subject to and in accordance with Article 9 of the company's current Articles of Association, the directors be authorised, pursuant to Section 80 of the Companies Act 1985 (the Act), to allot relevant securities having (or consisting of or giving the right to subscribe or convert into shares having) a nominal amount not exceeding in aggregate the amount of the authorised but unissued share capital of the company at the passing of this resolution;

   (b) this authority shall expire (save as mentioned in the said Article) on the day five years after the passing of this resolution; and

   (c) all previous authorities under Section 80 of the Act shall henceforth cease to have effect.

6. That:

   (a) subject to and in accordance with Article 10 of the company's current Articles of Association, the directors be empowered, pursuant to Section 95 of the Act, to allot equity securities for cash pursuant to the authority conferred by the previous resolution as if Section 89(1) of the Act did not apply to any such allotment provided that, for the purposes of the limitation of the said power referred to in Article 10, this power shall be limited to:

      (i) the allotment of equity securities up to an aggregate nominal value of £7.9 million; and

      (ii) the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities pursuant to the terms of the Reed Elsevier plc share option schemes approved by the company;

   (b) the date on which such power shall expire (save as mentioned in the said Article) shall be the date of the next Annual General Meeting of the company after the passing of this resolution; and

   (c) all previous authorities under Section 95 of the Act shall henceforth cease to have effect.

7. That, subject to and in accordance with Article 49 of the company's current Articles of Association, the company is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Act) of ordinary shares of 12.5p each in the capital of the company provided that:

   (a) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 126.6 million;

   (b) the minimum price which may be paid for each ordinary share is 12.5p, which amount shall be exclusive of expenses;

   (c) the maximum price which may be paid for each ordinary share is an amount (exclusive of expenses) equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is purchased; and

   (d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the company or 9 July 2003, whichever is earlier (except in relation to the purchase of ordinary shares the contract for which was concluded before such date and which is executed wholly or partly after such date) unless such authority is renewed prior to such time.

8. That the draft regulations contained in the printed document produced to the Meeting which, for the purpose of identification, has been signed by the Chairman be and are hereby approved and adopted as the Articles of Association of the company in substitution for and to the exclusion of all existing Articles of Association.

9. That, conditionally upon the shareholders of Elsevier NV voting in shareholder meeting to change the name of that company to Reed Elsevier NV, the name of Reed International P.L.C. be changed to Reed Elsevier PLC.

By Order of the Board

Registered Office:
25 Victoria Street
London SW1H 0EX

Stephen J Cowden
Secretary

5 March 2002

Notes to Notice of Meeting

1. **Uncertificated securities**
   Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the company specifies that only those persons holding ordinary shares and entered in the share register of the company at 11.00 am on Sunday, 7 April 2002 are entitled to attend and vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Any changes to the share register after the above time and date shall be disregarded in determining the rights of any person to attend and/or vote at the meeting.

2. **Appointment of proxy**
   Enclosed with the Notice of Meeting is a Form of Proxy for the Annual General Meeting. The return of a completed Form of Proxy will not preclude you from attending the meeting and voting in person if you choose to do so. If you wish to appoint a proxy in relation to any of the resolutions you should complete, sign and return the form in accordance with the instructions shown thereon as soon as possible but in any event so as to be received by the company's registrars at the address shown thereon, no later than 48 hours before the time appointed for the holding of the meeting.

   Alternatively, a proxy vote may be submitted via the Internet, in accordance with the instructions set out in the Form of Proxy.

3. **Attendance at the Meeting**
   An admittance pass for the Annual General Meeting is also enclosed and, for your own convenience, you are requested to bring the pass with you if you attend the meeting. You agree, by attending the Annual General Meeting, that you are expressly requesting and that you are willing to receive any communications (including communications relating to the company's securities) made at the meeting.

   A plan showing how to get to the Millennium Mayfair Hotel is shown on the reverse of the pass.

4. **Documents available for inspection**
   Copies of the following documents will be available for inspection during normal business hours at the Registered Office of the company on any weekday (Saturdays and public holidays excepted) from the date of this Notice and at the place of the Annual General Meeting for 15 minutes prior to and during the meeting until its conclusion:

   (a) the service contracts of the directors with the company and Reed Elsevier plc or any subsidiary company thereof; and

   (b) the current Articles of Association and the proposed new Articles of Association, together with a blacklined document identifying the proposed changes to the current Articles of Association.

Pillans & Wilson Greenaway Ltd. 136956